Exhibit 2.1

PURCHASE AGREEMENT among FRONTIER COMMUNICATIONS CORPORATION, FRONTIER COMMUNICATIONS ILEC HOLDINGS LLC and NORTHWEST FIBER, LLC Dated as of May 28, 2019

TABLE OF CONTENTS

Article I

Purchase and Sale of the Transferred Equity Interests; Closing	1

Article II

Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests	9

Article III

Representations and Warranties Relating to the Companies	11

Article IV

Representations and Warranties of Purchaser	30

Article V

Covenants	35

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Article VI

Conditions Precedent	82

Section 6.01	Conditions to Each Party’s Obligation	82
Section 6.02	Conditions to Obligation of Purchaser	82
Section 6.03	Conditions to Obligation of Seller	84

Article VII

Termination	85

Section 7.01	Termination	85
Section 7.02	Effect of Termination	87
Section 7.03	Termination Fee	87

Article VIII

Indemnification	89

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Article IX

General Provisions	100

Exhibits and Annexes

Exhibit A	List of Companies
Exhibit B	Transition Services Agreement
Exhibit C	Illustrative Estimated Closing Statement
Exhibit D	Form of Escrow Agreement
Exhibit E	Reorganization Plan
Exhibit F	Working Capital Principles
Exhibit G	Available Service Providers Under Section 5.01
Exhibit H	Pension Principles
Exhibit I	Retiree Medical Principles

Annex A	Pension Assumptions, Methodologies and Provisions
Annex B	Retiree Medical Assumptions, Methodologies and Provisions

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INDEX OF DEFINED TERMS

Term	Section
$9.06(b)
2016 Audited Financial Statements	9.06(b)
2017 Audited Financial Statements	9.06(b)
2018 Audited Financial Statements	9.06(b)
2019 Audited Financial Statements	9.06(b)
Accounting Principles	9.06(b)
Accrued DB Benefits	5.06(i)(ii)
Actual Fraud	9.06(b)
Adjustment Escrow Account	9.06(b)
Adjustment Escrow Amount	9.06(b)
Adjustment Escrow Excess Amount	1.04(g)
Adjustment Escrow Funds	9.06(b)
Adjustment Escrow Shortfall Amount	1.04(g)(i)
Affiliate	9.06(b)
Affiliate Contracts	3.20
Agreement	Preamble
Alternative Proposal	9.06(b)
Announcements	5.09
Assumed Benefit Agreement	9.06(b)
Assumed Benefit Plan	9.06(b)
Assumed Credit Support Obligations	5.21(a)
Balance Sheet Date	9.06(b)
Benefit Agreement	9.06(b)
Benefit Plan	9.06(b)
Burdensome Condition	5.04(c)
Business	9.06(b)
Business Claims	5.14(a)
Business Confidential Information	5.16(b)
Business Continuing Credit Support Obligation	5.21(b)
Business Day	9.06(b)
Business Employee Benefit Plan	9.06(b)
Business Pension Plan	5.06(i)(i)
Business Vendor Contract	9.06(b)
CAF II Obligations	5.27(a)
CAF II Penalties	5.27(b)
CAF II Support Payments	5.27(a)
Cap	8.01(b)(iii)
Cash	9.06(b)
CFIUS	9.06(b)
CFIUS Approval	9.06(b)
CFIUS Notice	9.06(b)
Change of Control Payments	9.06(b)
Closing	1.02

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Term	Section
Closing Cash	1.04(b)
Closing Change of Control Payments	1.04(b)
Closing Date	1.02
Closing Indebtedness	1.04(b)
Closing Required Payment Amount	1.04(b)
Closing Retiree Medical Liability Amount	1.04(b)
Closing Statement	1.04(b)
Closing Unfunded Defined Benefit Plan Liability Amount	1.04(b)
Closing Unfunded Employee Liability Statement	1.04(b)
Closing Working Capital	1.04(b)
COBRA	5.06(j)(iv)
Code	9.06(b)
Collective Bargaining Agreement	9.06(b)
Communications Act	9.06(b)
Companies	Recitals
Company Intellectual Property	3.08(a)
Company Privacy Policies	3.08(e)
Company Real Property	3.07(b)
Company Stock Right	3.02
Competitive Business	5.29(a)
Compliant	9.06(b)
Confidentiality Agreement	5.03
Consent	2.03(b)
Contract	2.03(a)
Cravath	9.07(a)
Credit Support Obligations	9.06(b)
Current Assets	9.06(b)
Current Liabilities	9.06(b)
Current Representation	9.07(a)
Customer Contract	9.06(b)
Customer Database	9.06(b)
Debt Commitment Letter	4.06(a)
Debt Financing	4.06(a)
Deductible	8.01(b)(i)
Differential Amount	5.06(i)(vi)
Employee Liability Adjustment Escrow Account	9.06(b)
Employee Liability Adjustment Escrow Amount	9.06(b)
Employee Liability Adjustment Escrow Excess Amount	1.04(h)(i)
Employee Liability Adjustment Escrow Funds	9.06(b)
Employee Liability Adjustment Escrow Shortfall Amount	1.04(h)(i)
Employee Liability Shortfall	1.04(h)(i)
Employee of the Business	9.06(b)
Environmental Laws	9.06(b)
Environmental Permits	3.17(b)
Equity Commitment Letter	4.06(a)

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Term	Section
Equity Financing	4.06(a)
Equity Interest	9.06(b)
ERISA	9.06(b)
Escrow Agent	9.06(b)
Escrow Agent Fee	9.06(b)
Escrow Agreement	1.05
Estimated Cash	1.04(a)
Estimated Change of Control Payments	1.04(a)
Estimated Closing Statement	1.04(a)
Estimated Indebtedness	1.04(a)
Estimated Required Payment Amount	1.04(a)
Estimated Retiree Medical Liability Amount	1.04(a)
Estimated Unfunded Defined Benefit Plan Liability Amount	1.04(a)
Estimated Unfunded Employee Liability Statement	1.04(a)
Estimated Working Capital	1.04(a)
FCC	9.06(b)
FCC Licenses	3.18(a)
Final Closing Date Amount	9.06(b)
Final Closing Statement	1.04(g)
Final Closing Unfunded Employee Liability Statement	1.04(h)
Final Pension Transfer Amount	5.06(i)(v)
Final Purchase Price Allocations	5.07(f)
Final Unfunded Employee Liability Amount	9.06(b)
Financial Statements	9.06(b)
Financing	4.06(a)
Financing Letters	4.06(a)
Former Employee of the Business	9.06(b)
Franchise	9.06(b)
GAAP	9.06(b)
Governmental Entity	2.03(b)
Guarantee	4.10
Guarantor	Recitals
Guarantors	Recitals
Hazardous Substances	9.06(b)
HSR Act	5.04(b)
Incidental Expenses	5.04(c)
Indebtedness	9.06(b)
Indemnified party	8.07(a)
Indemnified Taxes	8.08(b)
Indemnifying party	8.07(a)
Indemnitee	5.13(a)
Indemnitees	5.13(a)
Indemnity Escrow Account	9.06(b)
Indemnity Escrow Amount	9.06(b)
Indemnity Escrow Funds	9.06(b)

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Term	Section
Indemnity Escrow Release Date	9.06(b)
Independent Expert	9.06(b)
Information Privacy Laws	9.06(b)
Initial Closing Date Amount	9.06(b)
Initial Draft	5.28(d)
Initial Pension Transfer Amount	5.06(i)(iv)
Initial Unfunded Employee Liability Amount	9.06(b)
Intellectual Property	9.06(b)
Intermediate Holdco	Preamble
IT Assets	9.06(b)
Judgment	2.03(a)
Knowledge	9.06(b)
Labor Laws	9.06(b)
Law	2.03(a)
Leased Real Property	3.07(b)
Lender Related Parties	9.06(b)
Lenders	4.06(a)
Liens	9.06(b)
Listed Plans	3.13(a)
Local Franchising Authority	9.06(b)
Losses	8.01(a)
Marketing Period	9.06(b)
Master Agreement	9.06(b)
Material Adverse Effect	9.06(b)
Material Company Contracts	3.09(b)
Misplaced Asset	5.30
Names	9.06(b)
New Names	9.06(b)
Notice of Disagreement	1.04(c)
Opinion	2.06
Outside Date	7.01(a)(iv)(A)
Owned Real Property	3.07(a)
PBGC	3.13(d)
Pending Claim	8.10(a)
Pension Principles	9.06(b)
Per Claim Threshold	8.01(b)(ii)
Permit	3.10
Permitted Liens	9.06(b)
Person	9.06(b)
Personal Information	9.06(b)
Personal Property	9.06(b)
Post-Closing Representation	9.07(a)
Post-Closing Tax Period	9.06(b)
Pre-Closing Reorganization	5.23
Pre-Closing Tax Period	9.06(b)

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Term	Section
Pre-Closing Tax Return	9.06(b)
Privileged Information	9.06(b)
Proceeding	9.06(b)
Projections	4.07(b)
Public Notice	9.06(b)
Purchase Price	1.01
Purchase Price Allocations	5.07(f)
Purchaser	Preamble
Purchaser Fundamental Representations	9.06(b)
Purchaser Indemnitees	8.01(a)
Purchaser IP Parties	5.10(b)
Purchaser Material Adverse Effect	4.01
Purchaser Pension Plan	5.06(i)(i)
Purchaser Pension Plan Trust	5.06(i)(i)
Purchaser Portion	9.06(b)
Purchaser Related Parties	7.03(c)
Purchaser’s 401(k) Plan	5.06(h)(i)
Purchaser’s Cafeteria Plan	5.06(k)
Purchaser’s Welfare Plans	5.06(j)(i)
Purchasing Affiliates	4.02
Q1 2019 Unaudited Financial Statements	9.06(b)
Q1 2020 Unaudited Financial Statements	9.06(b)
Q2 2019 Unaudited Financial Statements	9.06(b)
Q3 2019 Unaudited Financial Statements	9.06(b)
Quarterly Subscriber Report	5.32
Real Property Leases	3.07(b)
Redacted Fee Letter	9.06(b)
Reference Time	9.06(b)
Refunded Required Payment	9.06(b)
Release	9.06(b)
Releasees	5.20
Releasors	5.20
Remedial Action	3.17(d)
Remedy Actions	5.04(c)
Reorganization Plan	5.23
Representatives	5.18(c)
Required Amount	4.06(a)
Required Information	9.06(b)
Required Payment Amount	9.06(b)
Required Regulatory Approvals	9.06(b)
Required Technical Information	5.28(d)
Reserve Amount	8.10(a)
Restraints	6.01(a)
Restricted Period	5.29(a)
Retained Credit Support Obligations	5.21(b)

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Term	Section
Retained Employee	9.06(b)
Retiree Medical Benefits	5.06(c)
Retiree Medical Principles	9.06(b)
Section 4044 Amount	5.06(i)(iv)
Securities Act	9.06(b)
Seller	Preamble
Seller Business	9.06(b)
Seller Consolidated Group	9.06(b)
Seller Consolidated Return	9.06(b)
Seller Continuing Credit Support Obligation	5.21(a)
Seller Disclosure Letter	9.06(b)
Seller Fundamental Representations	9.06(b)
Seller Group	9.06(b)
Seller Indemnitees	8.02(a)
Seller Insurance Policies	5.14(a)
Seller IP	9.06(b)
Seller Material Adverse Effect	2.01
Seller Portion	9.06(b)
Seller’s Cafeteria Plan	5.06(k)
Seller’s 401(k) Plan	5.06(h)(i)
Selling Affiliates	2.01
Service Provider	9.06(b)
Shared Proceedings	9.06(b)
Shortfall	1.04(g)(i)
Significant Supplier	3.21
Software	9.06(b)
Solvent	9.06(b)
Specified Employee Group	9.06(b)
State Regulator	9.06(b)
Straddle Period	9.06(b)
Straddle Period Tax Returns	9.06(b)
Subsidiary	9.06(b)
System Workarounds	9.06(b)
Systems	9.06(b)
Systems Standup	5.28(a)
Target Working Capital	9.06(b)
Tax	9.06(b)
Tax Claim	8.08(a)
Tax Return	9.06(b)
Tax Sharing Agreements	5.07(d)
Taxing Authority	9.06(b)
Telecommunications Fees and Surcharges	9.06(b)
Termination Fee	7.03(a)
Territory	9.06(b)
Third Party Claim	8.07(a)

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Term	Section
Trademark License Agreement	9.06(b)
Transaction Agreements	9.06(b)
Transactions	1.01
Transfer Date	5.06(i)(vi)
Transfer Taxes	9.06(b)
Transferred Communications Licenses	3.18(a)
Transferred Employee	9.06(b)
Transferred Equity Interests	Recitals
Transferred IP Licenses	9.06(b)
Transferred Retiree Medical Liabilities	9.06(b)
Transition Period	5.10(d)
Transition Services Agreement	5.33
Transition Team Members	5.28(c)
Unaudited Historical Financial Statements	9.06(b)
Unfunded Defined Benefit Plan Liability Amount	9.06(b)
Unpaid Contingent Amount	9.06(b)
USD	9.06(b)
Verizon IP Agreements	9.06(b)
Verizon IP Rights	9.06(b)
Voting Company Debt	3.02
Waiving Parties	9.07(a)
WARN Act	5.06(n)
Workers Compensation Event	5.06(j)(iii)
Workers Compensation Liabilities	5.06(j)(iii)
Working Capital	9.06(b)

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PURCHASE AGREEMENT, dated as of May 28, 2019 (this “Agreement”), among Frontier Communications Corporation, a Delaware corporation (“Seller”), Frontier Communications ILEC Holdings LLC, a Delaware limited liability company (“Intermediate Holdco”), and Northwest Fiber, LLC, a Delaware limited liability company (“Purchaser”).

WHEREAS Seller holds, directly or through Intermediate Holdco, its wholly owned subsidiary, all of the issued and outstanding equity interests (the “Transferred Equity Interests”) of the companies set forth on Exhibit A (the “Companies”);

WHEREAS the Companies are currently engaged in the Business;

WHEREAS Purchaser desires to purchase the Transferred Equity Interests from Seller and Intermediate Holdco and Seller and Intermediate Holdco desire to sell the Transferred Equity Interests to Purchaser, pursuant to the terms and conditions of this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, each of (i) WaveDivision Capital VII, LLC, (ii) Searchlight Capital II, L.P. and Searchlight Capital II PV, L.P., (iii) Port-aux-Choix Private Investments Inc., (iv) IMCPE 2019 Inc. and (v) CPP Investment Board Private Holdings (4) Inc. (each, a “Guarantor”, and together, the “Guarantors”) is entering into a Guarantee with respect to certain obligations of Purchaser under this Agreement;

NOW THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties agree as follows:

ARTICLE I

Purchase and Sale of the Transferred Equity Interests; Closing

SECTION 1.01     Purchase and Sale of the Transferred Equity Interests.  On the terms and subject to the conditions of this Agreement, at the Closing, Seller and Intermediate Holdco shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller and Intermediate Holdco, the Transferred Equity Interests for an aggregate purchase price of $1,352,000,000 (the “Purchase Price”), payable as set forth in Section 1.03 (Transactions to be Effected at the Closing), and subject to adjustment as provided in Section 1.04 (Purchase Price Adjustment).  The purchase and sale of the Transferred Equity Interests, together with the consummation of the other transactions contemplated by this Agreement and the other Transaction Agreements, are referred to as the “Transactions”.

SECTION 1.02     Closing Date.  On the terms and subject to the conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place at (a) the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, in New York, New York, at 10:00 a.m., New York City time, on the last Business Day of the calendar month in which the conditions set forth in Article VI (Conditions Precedent) have been satisfied or, to the extent permitted by applicable Law, waived by the parties entitled to the benefit thereof (except in any such case for any such conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or, to the extent permitted by applicable Law, waiver by the party entitled to waive such conditions) (provided that if the conditions set forth in Article VI (Conditions Precedent) have been so satisfied or waived during the calendar month in which the Outside Date would occur, the Closing shall take place on the third Business Day following the date on which such conditions have been so satisfied or waived or (b) at such other place, time and date as shall be agreed between Seller and Purchaser.  Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VI (Conditions Precedent) (other than those conditions that by their nature can be satisfied only on the Closing Date), then the Closing will occur on the earlier of (i) the last Business Day of any month during the pendency of the Marketing Period specified by Purchaser to Seller on no less than two Business Days’ prior written notice to Seller and (ii) the last Business Day of the calendar month in which the final day of the Marketing Period occurs (subject, in the case of each of (i) and (ii), to the satisfaction or waiver (to the extent permitted hereunder) of all of the conditions set forth in Article VI (Conditions Precedent) at such time (except in any such case for any such conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or, to the extent permitted by applicable Law, waiver by the party entitled to waive such conditions) (provided that if (x) the final day of the Marketing Period occurs during the calendar month in which the Outside Date would occur (or during the pendency of such Marketing Period Purchaser specifies to Seller it desires the Closing to occur notwithstanding the fact the Marketing Period has not been completed) and (y) the conditions set forth in Article VI (Conditions Precedent) have been so satisfied or waived by the date referred to in clause (x), the Closing shall take place on the third Business Day following such date).  The date on which the Closing occurs is referred to as the “Closing Date”.  The Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the Closing Date.

SECTION 1.03     Transactions to be Effected at the Closing.  At the Closing:

(a) Purchaser shall deliver or cause to be delivered to Seller and Intermediate Holdco, payment by wire transfer of immediately available funds to bank accounts designated in writing by Seller and Intermediate Holdco at least two Business Days prior to the Closing Date, an aggregate amount equal to the Initial Closing Date Amount minus the Initial Unfunded Employee Liability Amount (with such aggregate amount to be split between such bank accounts as designated in writing by Seller);

(b) Seller and Intermediate Holdco shall deliver to Purchaser any certificates representing any certificated Transferred Equity Interests and customary instruments of transfer and assignment of the Transferred Equity Interests, in form and substance reasonably satisfactory to Purchaser, duly executed by Seller or Intermediate Holdco, as applicable;

(c) Seller shall deliver or cause to be delivered to Purchaser the certificate(s) required to be delivered pursuant to Section 5.07(e) (Tax Certificates);

(d) Seller shall deliver to Purchaser the certificate required to be delivered pursuant to Section 6.02(c) (Seller Certificate);

(e) Purchaser shall deliver to Seller the certificate required to be delivered pursuant to Section 6.03(c) (Purchaser Certificate);

(f) Purchaser shall deliver to Seller, and Seller shall deliver to Purchaser, the Escrow Agreement, duly executed by Purchaser, Seller and the Escrow Agent, respectively; and

(g) Seller shall deliver to Purchaser evidence reasonably satisfactory to Purchaser of the release and termination effective as of the Closing of (i) any Liens (other than Permitted Liens) on the Transferred Equity Interests, the Companies or any of their assets and (ii) any and all guarantees of indebtedness for borrowed money provided by any of the Companies.

SECTION 1.04     Purchase Price Adjustment.  (a) Not less than three Business Days prior to the anticipated Closing Date, Seller shall prepare in good faith and deliver to Purchaser (x) a statement (the “Estimated Closing Statement”), in form and substance consistent with the illustrative example set forth on Exhibit C hereto (provided that in the event of any inconsistency between the illustrative example and the Accounting Principles or this Agreement, the Accounting Principles and this Agreement shall control), setting forth (i) Seller’s good faith estimate of Closing Cash (“Estimated Cash”), (ii) Seller’s good faith estimate of Closing Working Capital (“Estimated Working Capital”), (iii) Seller’s good faith estimate of Closing Indebtedness (“Estimated Indebtedness”), (iv) Seller’s good faith estimate of the Closing Required Payment Amount (the “Estimated Required Payment Amount”), (v) Seller’s good faith estimate of all Change of Control Payments (the “Estimated Change of Control Payments”) and (vi) the Initial Closing Date Amount, and (y) a statement (the “Estimated Unfunded Employee Liability Statement”) setting forth Seller’s good faith estimate of (i) the Unfunded Defined Benefit Plan Liability Amount (the “Estimated Unfunded Defined Benefit Plan Liability Amount”) and (ii) the Transferred Retiree Medical Liabilities (the “Estimated Retiree Medical Liability Amount”).  The Estimated Closing Statement and the Estimated Unfunded Employee Liability Statement shall be prepared in accordance with the Accounting Principles (to the extent applicable) and this Agreement and shall include a reasonably detailed summary of the calculations made to arrive at, and reasonable supporting documentation for, such amounts. Seller has previously provided or made available to Purchaser prior to the date of this Agreement (x) an illustrative calculation of the Estimated Unfunded Defined Benefit Plan Liability Amount as of December 31, 2018 consistent with the Pension Principles and (y) an illustrative calculation of the Estimated Retiree Medical Liability Amount as of December 31, 2018 consistent with the Retiree Medical Principles. In the event of any conflict between such illustrative calculations and the Pension Principles or Retiree Medical Principles, as applicable, the Pension Principles or Retiree Medical Principles, as applicable, shall control.

(b) Within 90 calendar days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Closing Statement”) setting forth (i) Cash as of the Reference Time (but giving effect to any subsequent cash dividends or distributions to Seller or Intermediate Holdco, or use of Cash to pay down Indebtedness or pay expenses in connection with the Transactions, in each case, prior to the Closing) (“Closing Cash”), (ii) Working Capital as of the Reference Time (“Closing Working Capital”), (iii) Indebtedness as of immediately prior to Closing (“Closing Indebtedness”), (iv) the Required Payment Amount as of immediately prior to Closing (the “Closing Required Payment Amount”), (v) the Change of Control Payments (the “Closing Change of Control Payments”) and (vi) the Final Closing Date Amount.  Within 180 calendar days after the Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement (the “Closing Unfunded Employee Liability Statement”) setting forth (x) the Unfunded Defined Benefit Plan Liability Amount (the “Closing Unfunded Defined Benefit Plan Liability Amount”) and (y) the Transferred Retiree Medical Liabilities (the “Closing Retiree Medical Liability Amount”).  The Closing Statement and the Closing Unfunded Employee Liability Statement shall be prepared in accordance with the Accounting Principles (to the extent applicable) and this Agreement.

(c) Each of the Closing Statement and the Closing Unfunded Employee Liability Statement shall become final and binding upon the parties on the 45th calendar day following delivery thereof, unless Seller gives written notice of its disagreement with the Closing Statement or Purchaser gives written notice of its disagreement with the Closing Unfunded Employee Liability Statement, as applicable, based on mathematical errors or based on Closing Cash, Closing Working Capital, Closing Indebtedness, the Closing Required Payment Amount, the Closing Change of Control Payments, the Closing Unfunded Defined Benefit Plan Liability Amount or the Closing Retiree Medical Liability Amount, as applicable, not being calculated in accordance with the Accounting Principles (to the extent applicable) and this Agreement (a “Notice of Disagreement”) to Purchaser or Seller, as applicable, on or prior to such date (or on such earlier date on which the applicable party may deliver to the other party written notice that it has no disagreements with the Closing Statement or the Closing Unfunded Employee Liability Statement, as applicable).  Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted.  If a Notice of Disagreement is delivered to Purchaser or Seller, as applicable, within the 45 calendar day period referred to above, then the Closing Statement or the Closing Unfunded Employee Liability Statement (in each case, as revised in accordance with this sentence), as applicable, shall become final and binding upon the parties on the earlier of (i) the date on which Purchaser and Seller resolve in writing all differences they have with respect to the matters specified in such Notice of Disagreement that were not resolved by Purchaser and Seller and (ii) the date on which all disputed matters specified in such Notice of Disagreement are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04.  During the 45 calendar day period following the delivery of a Notice of Disagreement, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in such Notice of Disagreement.  Promptly after the end of such 45 calendar day period, Purchaser and Seller shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in a Notice of Disagreement.  The parties shall instruct the Independent Expert to render its decision as to the disputed items and the effect of its decision on the Closing Statement or the Closing Unfunded Employee Liability Statement, as applicable, as promptly as practicable but in no event later than 45 calendar days after its selection.  Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such disputed items; provided that any such working papers or other relevant documents and information shall also be provided to the other party.  In the event any party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings or presentations.  The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing.

(d) In resolving any such disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in a Notice of Disagreement as a disputed item (other than matters thereafter resolved by mutual written agreement of the parties), (iii) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party, in each case, (x) in respect of Purchaser, in the Closing Statement and (y) in respect of Seller, in the Estimated Closing Statement, the Estimated Unfunded Employee Liability Statement and the Closing Unfunded Employee Liability Statement, (iv) shall not permit or authorize ex parte communications, presentations, discovery or testimony and (v) shall base its decision solely on the provisions of this Agreement (including, as applicable, the Accounting Principles) and the written submissions by Purchaser and Seller and their respective representatives and not by independent review.  The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement, the Closing Unfunded Employee Liability Statement or a Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to whether the Accounting Principles were followed with respect to the Financial Statements, (C) any determination as to whether the Target Working Capital was properly calculated in accordance with the Accounting Principles, (D) any determination as to the accuracy of the representations and warranties set forth in Section 3.05 (Financial Statements) or any other representation or warranty in this Agreement, (E) any determination as to compliance by any party with any of their respective covenants in this Agreement or (F) any determination that an issue was not properly included by Seller or Purchaser in a Notice of Disagreement.  Any dispute not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 1.04 shall be resolved as otherwise provided in this Agreement.  For the avoidance of doubt, this Section 1.04 is not intended to adjust the Initial Closing Date Amount or the Final Closing Date Amount for errors or omissions, under GAAP or otherwise, that may be found with respect to the Financial Statements or Target Working Capital.  Any determination by the Independent Expert, and any work or analyses performed by the Independent Expert, may not be offered as evidence in any Proceeding as evidence of a breach of Section 3.05 (Financial Statements), a breach of any other representation or warranty in this Agreement or a breach of any covenant in this Agreement (other than a breach of this Section 1.04).

(e) The final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(c) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Closing Date Amount or the Final Unfunded Employee Liability Amount, as applicable, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 1.04(c) and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each issue.

(f) Absent fraud or manifest error by the Independent Expert, the resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 with respect to a Notice of Disagreement shall be borne by Purchaser and Seller based on the inverse of the percentage that the Independent Expert’s resolution of the disputed items covered by such Notice of Disagreement (before such allocation) bears to the total amount of such disputed items as originally submitted to the Independent Expert (for example, if the total amount of such disputed items as originally submitted to the Independent Expert equals $1,000 and the Independent Expert awards $600 in favor of Seller’s position, sixty percent (60%) of the fees and expenses of the Independent Expert would be borne by Purchaser and forty percent (40%) of the fees and expenses of the Independent Expert would be borne by Seller).

(g) Within five Business Days after the Closing Statement becomes final and binding in accordance with this Section 1.04 (the “Final Closing Statement”) upon the parties:

(i) if the Final Closing Date Amount is less than the Initial Closing Date Amount (such amount, the “Shortfall”), Purchaser and Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Purchaser an amount equal to the Shortfall; provided that (A) to the extent the Shortfall is less than the Adjustment Escrow Funds (the amount by which the Shortfall is less than the Adjustment Escrow Funds is referred to as the “Adjustment Escrow Excess Amount”), such joint written instructions to the Escrow Agent shall include instructions to release to Seller from the Adjustment Escrow Account the Adjustment Escrow Excess Amount, and (B) to the extent the Shortfall is greater than the Adjustment Escrow Funds (the amount by which the Adjustment Escrow Funds is less than the Shortfall is referred to as the “Adjustment Escrow Shortfall Amount”), Seller shall pay to Purchaser the Adjustment Escrow Shortfall Amount by wire transfer of immediately available funds to the bank account designated in writing by Purchaser at least two Business Days prior to the date such payment is required to be made; or

(ii) if the Final Closing Date Amount is greater than the Initial Closing Date Amount, (A) Purchaser shall pay to Seller the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Seller at least two Business Days prior to the date such payment is required to be made and (B) Purchaser and Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release to Seller from the Adjustment Escrow Account the Adjustment Escrow Funds,

in each case, together with interest thereon, from the date such payment was required to be made until the date of payment, at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(h) Within five Business Days after the Closing Unfunded Employee Liability Statement becomes final and binding in accordance with this Section 1.04 (the “Final Closing Unfunded Employee Liability Statement”) upon the parties:

(i) if the Final Unfunded Employee Liability Amount is greater than the Initial Unfunded Employee Liability Amount (such amount, the “Employee Liability Shortfall”), Purchaser and Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Purchaser an amount equal to the Employee Liability Shortfall; provided that (A) to the extent the Employee Liability Shortfall is less than the Employee Liability Adjustment Escrow Funds (the amount by which the Employee Liability Shortfall is less than the Employee Liability Adjustment Escrow Funds is referred to as the “Employee Liability Adjustment Escrow Excess Amount”), such joint written instructions to the Escrow Agent shall include instructions to release to Seller from the Employee Liability Adjustment Escrow Account the Employee Liability Adjustment Escrow Excess Amount, and (B) to the extent the Employee Liability Shortfall is greater than the Employee Liability Adjustment Escrow Funds (the amount by which the Employee Liability Adjustment Escrow Funds is less than the Employee Liability Shortfall is referred to as the “Employee Liability Adjustment Escrow Shortfall Amount”), Seller shall pay to Purchaser the Adjustment Escrow Shortfall Amount by wire transfer of immediately available funds to the bank account designated in writing by Purchaser at least two Business Days prior to the date such payment is required to be made; or

(ii) if the Closing Unfunded Employee Liability Amount is less than the Estimated Unfunded Employee Liability Amount, (A) Purchaser shall pay to Seller the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Seller at least two Business Days prior to the date such payment is required to be made and (B) Purchaser and Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release to Seller from the Employee Liability Adjustment Escrow Account the Employee Liability Adjustment Escrow Funds,

in each case, together with interest thereon, from the date such payment was required to be made until the date of payment, at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(i) During the period from the Closing until such time as the Closing Statement and the Closing Unfunded Employee Liability Statement shall become final and binding upon the parties in accordance with this Section 1.04, each of the parties shall afford, and shall cause its Affiliates to afford, to the other party and any accountants, counsel or financial advisers retained in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 reasonable access during normal business hours and under reasonable circumstances, at the sole cost and expense of such other party, to all the properties, books, Contracts, personnel and records of the Companies, the work papers (subject to the execution of customary access letters) of Purchaser and the Companies and the work papers of Seller (subject to the execution of customary access letters) relevant to the adjustments contemplated by this Section 1.04, and shall provide, upon a party’s reasonable request, copies of any such books, Contracts, records and work papers.

(j) Any payment made under this Section 1.04 shall be treated as an adjustment to the Purchase Price for Tax purposes.

SECTION 1.05     Escrow.  At the Closing, Purchaser shall deliver or cause to be delivered, on behalf of Seller, payment by wire transfer of immediately available funds to a bank account designated in writing by the Escrow Agent an amount equal to (a) the Adjustment Escrow Amount, (b) the Employee Liability Adjustment Escrow Amount, (c) the Indemnity Escrow Amount, each of (a), (b) and (c) to be held in escrow pursuant to the terms of an escrow agreement substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”), by and among Purchaser, Seller and the Escrow Agent and (d) the Escrow Agent Fee.  The Adjustment Escrow Funds, the Employee Liability Escrow Funds and the Indemnity Escrow Funds shall be held, invested and distributed in accordance with the terms of this Agreement and the Escrow Agreement.

SECTION 1.06     Withholding.  Notwithstanding anything in this Agreement to the contrary, Purchaser or its Affiliates shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as Purchaser or its Affiliates are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of U.S. federal, state, local or non-U.S. Tax Law.  Any decision by Purchaser or its Affiliates to deduct or withhold from any payment pursuant to this Agreement shall only be made after prior consultation with Seller, which shall include providing Seller with a written notice describing the amount and basis for such deduction or withholding at least 10 calendar days prior to the applicable payment date (as reasonably estimated by the parties), or as soon as reasonably practical thereafter (but in any case prior to such payment date), and providing Seller with reasonable opportunity to produce any forms, certificates or other documentation that may eliminate or reduce the amount of such deduction or withholding, it being understood that Purchaser and its Affiliates shall reasonably cooperate with Seller in securing any available reduction or exemption from such withholding Tax.  To the extent that amounts are so withheld and paid over to a relevant Taxing Authority by Purchaser or its Affiliates, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE II

Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply to the representation and warranty of Seller and Intermediate Holdco contained in this Article II and Article III (Representations and Warranties Relating to the Companies) to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Seller contained in this Article II and Article III (Representations and Warranties Relating to the Companies) to which its relevance is reasonably apparent from the face of such disclosure), Seller and Intermediate Holdco, as applicable, hereby represent and warrant to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:

SECTION 2.01     Organization and Standing; Power.  Each of Seller, Intermediate Holdco and each other Affiliate of Seller that will be a party to a Transaction Agreement (each such Affiliate, together with Intermediate Holdco, the “Selling Affiliates”) is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized.  Seller has full corporate or other organizational power and authority to enable it to execute this Agreement and to consummate the Transactions.  Each of Seller and Intermediate Holdco has full corporate or other organizational power and authority to enable it to (a) own the applicable Transferred Equity Interests and (b) own, lease or otherwise hold its properties and assets and to carry on its business as presently owned or conducted, except, in the case of clause (b), where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay, the consummation of the Transactions by Seller or any Selling Affiliate (a “Seller Material Adverse Effect”).  Each of Seller and each Selling Affiliate has, or will have at the Closing, as applicable, full corporate or other organizational power and authority to execute each other Transaction Agreement to which it is or will be party and to consummate the Transactions.

SECTION 2.02     Authority; Execution and Delivery; Enforceability.  The execution and delivery by Seller of this Agreement and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of Seller or its stockholders or other equityholders is necessary to authorize this Agreement.  Seller has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).  The execution and delivery by each of Seller and each Selling Affiliate of each other Transaction Agreement to which it is or will be party and the consummation by each of Seller and each Selling Affiliate of the Transactions have been, or will be at the Closing, as applicable, duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of Seller or any Selling Affiliates or any of their respective stockholders or other equityholders is necessary to authorize the Transaction Agreements or the Transactions.  Each of Seller and each Selling Affiliate has, or will have at the Closing, as applicable, duly executed and delivered each other Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Purchaser or its Affiliate, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).

SECTION 2.03     No Conflicts; Consents.  (a) The execution, delivery and performance by each of Seller and each Selling Affiliate of each Transaction Agreement to which it is or will be party, the consummation of the Transactions and the compliance by each of Seller and each Selling Affiliate with the terms thereof will not conflict with, or result in any violation of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of Seller or any Selling Affiliate (including any assets held under a lease or license) under, (i) the organizational documents of Seller or any Selling Affiliate or (ii) (A) any contract, lease, sublease, license, indenture, debenture, note, bond, indenture, mortgage, guarantee, agreement, concession, commitment or other legally binding arrangement (a “Contract”) to which Seller or a Selling Affiliate is a party or by which any of Seller’s or any Selling Affiliate’s properties or assets is bound or (B) any judgment, ruling, order or decree (a “Judgment”) or statute, law (including common law), ordinance, rule or regulation (a “Law”) applicable to Seller or a Selling Affiliate or any of their properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect.

(b) Assuming the truth and accuracy of the representations and warranties of Purchaser set forth in Article IV (Representations and Warranties of Purchaser), no consent, approval, license, permit, order, waiting period expiration, waiver or authorization (a “Consent”) of, or registration, declaration, notice or filing with, any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental or quasi-governmental entity or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to Seller or any Selling Affiliate in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to be material to the Companies or the Business, taken as a whole, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

SECTION 2.04     The Transferred Equity Interests.  Seller or Intermediate Holdco, as applicable, has good and valid title to the Transferred Equity Interests, free and clear of all Liens (other than those arising under applicable securities Laws) and is the sole record and beneficial owner of each of the Transferred Equity Interests.  Assuming Purchaser has the requisite corporate or other organizational power and authority to be the lawful owner of the Transferred Equity Interests, upon completion of the actions described in Section 1.03(b) (Transactions to be Effected at the Closing) and Seller’s receipt from Purchaser of an aggregate amount equal to the Initial Closing Date Amount minus the Initial Unfunded Employee Liability Amount, good and valid title of the Transferred Equity Interests shall pass to Purchaser and Purchaser shall be the record and beneficial owner of the Transferred Equity Interests, free and clear of all Liens, other than those arising from acts of Purchaser or its Affiliates at the Closing and those arising under applicable securities Laws.  The Transferred Equity Interests are not subject to any voting trust agreement, proxy, shareholder agreement, commitment, undertaking, understanding or other Contract restricting the voting, dividend rights, transfer or disposition of such Transferred Equity Interests, or any option, warrant, right, call, pledge, put or other Contract providing for the disposition, acquisition or transfer of such Transferred Equity Interests (including rights of first refusal, rights of first negotiation, rights of first offer or similar rights).

SECTION 2.05     Brokers or Finders.  No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Seller or any of its Affiliates, except Evercore Inc., whose fees and expenses will be paid by or on behalf of Seller (which fees and expenses, for the avoidance of doubt, shall be Excluded Liabilities) and, upon payment of such fees and expenses, no Company shall have any continuing obligations to Evercore Inc.

SECTION 2.06     Opinion of Duff & Phelps, LLC.  The boards of directors of Seller and Intermediate Holdco have received, and authorized entry into this Agreement and the other Transaction Agreements after receiving, reviewing, analyzing and approving, the opinion of Duff & Phelps, LLC (the “Opinion”) to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the consideration contemplated hereby to be received for the Transactions (i) is fair, from a financial point of view, to Seller and Intermediate Holdco and (ii) constitutes at least reasonably equivalent value in exchange for the assets to be sold pursuant to this Agreement.  Seller has furnished to Purchaser a true and complete copy of such opinion.  The boards of directors of Seller and Intermediate Holdco determined, after consultation with their outside legal and financial advisors and review of the Opinion, that the Transactions were negotiated at arm’s length and in good faith.

ARTICLE III

Representations and Warranties Relating to the Companies

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply to the representation and warranty of Seller contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Seller and Intermediate Holdco contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure), Seller and Intermediate Holdco hereby represent and warrant to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:

SECTION 3.01     Organization and Standing; Power.  (a) Each Company is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized.  Each Company has full corporate or other power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.  Each Company is duly qualified and licensed to do business in each jurisdiction in which the conduct or nature of its business or the ownership or lease of its properties or assets makes such qualification necessary, except such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Seller has made available to Purchaser true and complete copies of the organizational documents of each Company, as amended to the date of this Agreement.

SECTION 3.02     Capitalization.  Section 3.02 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, the authorized capitalization of each Company, the number of shares of capital stock or other Equity Interests in each Company and the record and beneficial owners thereof.  Except for the Transferred Equity Interests, there are no membership interests or other Equity Interests of the Companies issued, reserved for issuance, held in treasury or outstanding.  The Transferred Equity Interests are duly authorized, validly issued and (to the extent applicable) fully paid and nonassessable.  There are no bonds, debentures, notes or other indebtedness of the Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Voting Company Debt”).  There are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any Company is party or by which any Company is bound (A) obligating any Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in any Company, or any security convertible or exercisable for or exchangeable into any membership interest of, or other Equity Interest in, any Company or any Voting Company Debt or (B) obligating any Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking (each, a “Company Stock Right”).  None of the Transferred Equity Interests are subject to vesting or forfeiture conditions or a right of repurchase by any of the Companies.  All of the Transferred Equity Interests have been validly issued and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law or the organizational documents of any Company or any Contract to which any Company is a party or by which it is otherwise bound.

SECTION 3.03     Subsidiaries of the Companies.  No Company owns, directly or indirectly, any capital stock or other Equity Interests in any Person.

SECTION 3.04     No Conflicts; Consents.  (a) Neither the execution, delivery and performance of the Transaction Agreements to which any Company is or will be a party nor the consummation of the Transactions will conflict with, or result in any violation of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of any Company (including any assets held under lease or license) under, (i) the organizational documents of any Company or (ii) (A) any Contract to which any Company is a party or by which any of its properties or assets is bound, (B) any Material Company Contract or (C) any Judgment or Law applicable to any Company or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Assuming the truth and accuracy of the representations and warranties of Purchaser set forth in Article IV (Representations and Warranties of Purchaser), no Consent of, or registration, declaration, notice or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Company in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to be material to the Companies or the Business, taken as a whole, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

SECTION 3.05     Financial Statements.  (a) Section 3.05(a) of the Seller Disclosure Letter sets forth true and correct copies of the Unaudited Historical Financial Statements.  The Unaudited Historical Financial Statements (i) have been prepared in accordance with GAAP in all material respects, consistently applied throughout the respective periods indicated therein (except as may be indicated in the notes thereto) and (ii) have been derived and prepared from, and are consistent with, the books and records of Seller and its Affiliates and fairly present in all material respects the financial position and results of operations of the Business as of the respective dates and for the respective periods indicated therein (subject to normal year-end audit adjustments and the absence of certain footnotes).

(b) The Financial Statements required to be delivered pursuant to Section 5.24 (Certain Financial Statements), when so delivered in accordance with Section 5.24 (Certain Financial Statements), will each (i) have been prepared in accordance with GAAP in all material respects, consistently applied throughout the respective periods indicated therein (except as may be indicated in the notes thereto) and (ii) have been derived and prepared from and be consistent with the books and records of Seller and its Affiliates and will fairly present in all material respects the financial position and results of operations of the Business as of the respective dates and for the respective periods indicated therein (subject to normal year-end audit adjustments and the absence of certain footnotes).

(c) Neither any Company or the Business is subject to any Liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be reflected on a balance sheet prepared in accordance with GAAP, except for those liabilities and obligations (i) reserved against or provided for in the Unaudited Historical Financial Statements, (ii) disclosed in the Seller Disclosure Letter, (iii) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (iv) incurred in connection with the Transactions and treated as Change of Control Payments or (v) that would not reasonably be expected to be material to the Companies (taken as a whole) or the Business.

(d) The Companies maintain a system of internal accounting controls that are designed to provide reasonable assurance that all transactions are (i) executed in accordance with management’s general or specific authorizations and (ii) recorded as necessary to permit preparation of financial statements in accordance with GAAP.

SECTION 3.06     Personal Property.  The Companies have good and valid title to, or a valid leasehold interest in, all of the material Personal Property of the Companies, in each case free and clear of any Liens (other than any Permitted Liens).  Except as set forth on Section 3.06 of the Seller Disclosure Letter, all items of Personal Property that are, individually or in the aggregate, material to the Company or the Business, are in good operating condition and repair (reasonable wear and tear excepted) and are suitable for the purposes for which they are currently being used, consistent with past practice.

SECTION 3.07     Real Property.  (a)  Section 3.07(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property owned in fee by Seller or its Affiliates, in each case, that is used primarily in the operation of the Business or any Company (the “Owned Real Property”).  Except in respects that, individually or in the aggregate, would not reasonably be expected to be material to the Companies (taken as a whole) or the Business:  (i) Seller, one of its Affiliates or a Company has good and valid fee simple title to each parcel of Owned Real Property, free and clear of all Liens other than Permitted Liens; (ii) Seller, one of its Affiliates or a Company is in possession of each parcel of Owned Real Property and there are no leases, licenses, occupancy agreements or any other similar arrangement pursuant to which any third party is granted the right to use any Owned Real Property, other than Permitted Liens; (iii) there are no outstanding options or rights of first offer or refusal in favor of any third party to purchase any Owned Real Property; and (iv) there are no condemnation or eminent domain proceedings with respect to any Owned Real Property.

(b) Section 3.07(b) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property leased, licensed or otherwise occupied by Seller or its Affiliates, in each case, that is used primarily in the operation of the Business or any Company (the “Leased Real Property” and, together with the Owned Real Property, the “Company Real Property”).  Seller has made available to Purchaser a true and complete copy of each lease, license, or other occupancy agreement pursuant to which Seller or any of its Affiliates or any Company leases, licenses or otherwise occupies the Leased Real Property in effect as of the date of this Agreement, together with all material amendments, guaranties, modifications, renewals and extensions thereto, (collectively, the “Real Property Leases”).  Except in respects that, individually or in the aggregate, would not reasonably be expected to be material to the Companies (taken as a whole) or the Business:  (i) each Real Property Lease is in full force and effect, and Seller, one of its Affiliates or a Company, as applicable, holds a valid and existing leasehold interest under each such Real Property Lease, free and clear of all Liens other than Permitted Liens; (ii) none of Seller, any of its Affiliates or a Company has given or received any written notice of default pursuant to any Real Property Lease; (iii) none of Seller, any of its Affiliates, any Company or any other party to any Real Property Lease, is in default under such Real Property Lease, and no event has occurred which, with notice or lapse of time or both, would constitute such a default thereunder; and (iv) none of Seller, any of its Affiliates or a Company has subleased, licensed or otherwise granted any person the right to use or occupy any Leased Real Property.

(c) The Company Real Property comprises all of the real property used in the Business as presently conducted.

SECTION 3.08     Intellectual Property.(a) No Company owns (and no Company has any pending applications for registration of) any registered Intellectual Property and no other member of the Seller Group owns any Intellectual Property that is used primarily in connection with the operation of the Business as conducted by the Companies.  All material Intellectual Property used in the operation of the Business (all Intellectual Property used in the operation of the Business, the “Company Intellectual Property”) is either (i) owned by the Seller Group (and subject to the licenses and covenants granted in Section 5.10 (Intellectual Property Matters)) or (ii) is used by the Companies pursuant to a valid license Contract.  The Seller Group has taken all necessary actions to maintain and protect each item of material Company Intellectual Property.

(b) The operation or conduct of the Business does not infringe or otherwise violate any Intellectual Property or other proprietary rights of any other Person.  There are no Proceedings pending or, to the Knowledge of Seller, threatened, alleging any such infringement or violation or challenging any Company’s rights in or to any Company Intellectual Property and, to the Knowledge of Seller, there is no existing fact or circumstance that would reasonably be expected to give rise to any such Proceeding. To the Knowledge of Seller, no Person is infringing or otherwise violating any Company Intellectual Property.

(c) All IT Assets used by the Companies (i) operate and perform in all material respects in conformance with their documentation and functional specifications, (ii) are free from any material Software defect and (iii) do not contain any virus, software routine, malware, hardware component, disabling code or instructions, spyware or other vulnerabilities designed to permit unauthorized access or to disable or otherwise harm any IT Assets in any material respects. Since January 1, 2016, (x) no IT Assets have experienced or been affected by any material failures, breakdowns, disruptions or interruptions to the Business and (y) none of the Companies or any IT Assets has experienced or been affected by any material data security incidents, breaches or unauthorized access, use, control, disclosure, destruction or modification of any Personal Information owned, controlled, maintained, received, collected, used, stored or processed by the Companies, including any unauthorized access, use or disclosure of Personal Information that would constitute a breach of any Information Privacy Law or for which notification to individuals and/or Governmental Entities is required under any applicable Law.

(d) The Companies have adopted, and are and have been in compliance with, commercially reasonable policies and procedures applicable to the Companies with respect to privacy, data protection, processing, security and the collection, use, storage and processing of Personal Information gathered or accessed in the course of the operation of the Business.  The Companies have implemented and maintain a reasonable enterprise-wide data security program to protect Personal Information and the IT Assets from unauthorized access, use, control, disclosure, destruction or modification.

(e) The Companies are, and since January 1, 2016 have been, in compliance in all material respects with (i) all Information Privacy Laws, (ii) the Payment Card Industry Data Security Standard and (iii) the Companies’ policies relating to privacy, data protection, data or privacy breach notification and personally identifiable information (“Company Privacy Policies”).  Since January 1, 2016, none of the Companies have received written notice of any Proceedings with respect to Information Privacy Laws and Company Privacy Policies.  Since January 1, 2016, none of the Companies have been legally required to provide any notices to Governmental Entities, data owners or individuals in connection with a loss or disclosure of, or unauthorized access to, Personal Information, nor have any of the Companies provided any such notices.  The execution, delivery and performance of this Agreement, any of the other Transaction Agreements and the consummation of the Transactions do not violate any Information Privacy Law or Company Privacy Policy as it currently exists or as it existed at any time during which any applicable Personal Information was collected or obtained by the Companies and, to the Knowledge of Seller, upon the Closing, the Companies will own and continue to have the right to use all such Personal Information on the same terms and conditions as the Companies enjoyed immediately prior to the Closing.

(f) The Companies solely and exclusively own the Customer Database.  The Customer Database is accessible and usable in all material respects by the Companies, as applicable, for the purposes for which it is used in the ordinary course of business.  Except as would not reasonably be expected to be material to the Business or the Companies (taken as a whole), (i) neither the execution, delivery and performance of this Agreement or any other Transaction Agreement, nor the consummation of the Transactions shall adversely affect the Companies’ ownership or right to use the Customer Database, and upon the Closing, the Companies will continue to own and have the right to use the Customer Database on the same terms and conditions as the Companies enjoyed immediately prior to the Closing and (ii) no third party has asserted or threatened to assert any claim for misappropriation of trade secrets or breach of any implied or express contractual duty relating to the use of information in the Customer Database.

SECTION 3.09     Contracts.  (a) Except as set forth in Section 3.09(a) of the Seller Disclosure Letter, as of the date of this Agreement, no Company is (or, with respect to Business Vendor Contracts and Customer Contracts, none of Seller or any of its Affiliates (other than a Company) is) a party to or bound by any:

(i) Contract relating to the acquisition or disposition of any business or material assets or any interest in real property (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2016 pursuant to which any Company has continuing or outstanding obligations following the date of this Agreement;

(ii) Contract under which any Company has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than any Company), in any such case which, individually, is in excess of $1,000,000;

(iii) Contract under which (A) any Person, other than any Company, has directly or indirectly guaranteed Indebtedness of any Company or (B) any Company has directly or indirectly guaranteed Indebtedness of any Person, other than any Company, in any such case where such Indebtedness is in excess of $1,000,000;

(iv) Contract under which any Company, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the ordinary course of business consistent with past practice), in any such case which, individually, is in excess of $1,000,000;

(v) Contract under which any Company grants or receives the right to use any Intellectual Property, other than (A) non-disclosure and confidentiality agreements, (B) Contracts for any off-the-shelf, commercially available Software (including shrink wrap or click wrap agreements) and (C) Contracts under which any Company grants a non-exclusive license of Intellectual Property to its customers or is granted a non-exclusive license in the ordinary course of business;

(vi) Contract under which Verizon grants any Verizon IP Rights;

(vii) joint venture, partnership or other similar Contract involving a third party;

(viii) Contract containing covenants expressly limiting the freedom of any Company to compete with any Person in a product line or line of business or conduct business in any geographic area other than, in each case, any such Contract that may be canceled by such Company without penalty upon notice of 60 calendar days or less;

(ix) Contract containing (a) exclusivity or similar provisions binding on any Company or (b) a “most favored nation” provision other than, in each case,

any such Contract that may be canceled by such Company without penalty upon notice of 60 calendar days or less;

(x) Contract granting a right of first refusal, right of first negotiation, right of first offer or similar option in favor of any other Person other than, in each case, any such Contract that may be canceled by such Company without penalty upon notice of 60 calendar days or less;

(xi) Contract that involves the sharing of profits of any Company with any third party (other than Seller and its Subsidiaries);

(xii) Affiliate Contract (other than Benefit Plans);

(xiii) Master Agreement with any customer of the Business that would reasonably be expected to make aggregate payments to the Companies in excess of $1,000,000 per annum;

(xiv) Business Vendor Contract with any vendor of the Business to which the Companies would reasonably be expected to be required to make payments in excess of $1,000,000 per annum;

(xv) Contract with a Significant Supplier, excluding ordinary course purchase orders;

(xvi) Contract entered into since January 1, 2016 involving any resolution or settlement of any actual or threatened material Proceeding other than releases that are immaterial in nature or that involve dollar amounts paid or payable to any former employee or independent contractor of any Company in the ordinary course of business consistent with past practice in connection with the routine cessation of such employee’s or independent contractor’s employment with any Company;

(xvii) Collective Bargaining Agreement;

(xviii) employment or severance agreement with respect to any Employee of the Business which requires payment of $250,000 or more in annual base salary or aggregate cash severance, as applicable; or

(xix) Contract not otherwise listed above that would reasonably be expected to require payments to or from any Company in excess of $1,000,000 per annum other than any such Contract that may be canceled by such Company without penalty upon notice of 60 calendar days or less.

(b) All Contracts listed in Section 3.09(a) of the Seller Disclosure Letter (such Contracts, together with any Contract that should have been so listed or entered into after the date hereof that would have been required to be listed in Section 3.09(a) of the Seller Disclosure Letter if such Contract had been entered into prior to the date hereof, the “Material Company Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Affiliate of Seller party thereto and, to the Knowledge of Seller, each other Person party thereto in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law) and except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Each Company or the applicable Affiliate of Seller party thereto has performed all obligations required to be performed by it under each Material Company Contract, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder and, to the Knowledge of Seller, no other party to any Material Company Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except in any of the foregoing cases, for such noncompliance, breaches and defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  As of the date of this Agreement, no Company or any applicable Affiliate of Seller has received written notice of any non-renewal or termination (or threat of non-renewal or termination) of any Material Company Contract, except for any non-renewals or terminations that, individually or in the aggregate, would not reasonably be expected to be material to the Companies (taken as a whole) or the Business.

(c) Prior to the date of this Agreement, Seller has made available to Purchaser a true and complete (i) copy of each written Material Company Contract and (ii) summary of all of the material terms of each oral Material Company Contract, in each case, in effect as of the date of this Agreement.

SECTION 3.10     Permits.  Each Company possesses all certificates, licenses, permits, authorizations and approvals of all Governmental Entities (each, a “Permit”) necessary to conduct the Business, other than such Permits the absence of which, individually or in the aggregate, would not reasonably be expected to be material to the Companies (taken as a whole) or the Business.  All such Permits are validly held by the applicable Company, are in full force and effect and such Company has complied in all respects with all terms and conditions thereof, in each case, except for any such invalidity or non-compliance that, individually or in the aggregate, would not reasonably be expected to be material to the Companies (taken as a whole) or the Business.  Each Company has filed all necessary applications to renew such Permits, except for any such failure to file that, individually or in the aggregate, would not reasonably be expected to be material to the Companies (taken as a whole) or the Business.  None of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions.  No Governmental Entity has commenced, or given written notice to any Company that it intends to commence a Proceeding that would reasonably be expected to result in the revocation or suspension of any such Permit, or given written notice of any Proceeding that would reasonably be expected to result in the denial or rejection of any application or request to renew such Permit.

SECTION 3.11     Taxes.  (a) All income and other material Tax Returns required to be filed with any Taxing Authority by or on behalf of any Company, or with respect to any of the Transferred Assets, have been timely filed and are complete and accurate in all material respects.

(b) Each Company has paid all material Taxes required to have been paid with respect to such Company and all material Taxes have been paid with respect to the Transferred Assets, in each case, whether or not shown on any Tax Return, other than Taxes that are being contested in good faith by appropriate Proceedings.

(c) All material Taxes required to be withheld or collected by each Company have been withheld and collected and timely paid to the appropriate Taxing Authority.

(d) There are no Liens (other than Permitted Liens) for Taxes on the assets of any Company.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of, Taxes due from a Company (or with respect to any of the Transferred Assets) and no request for any such waiver or extension is currently pending.

(f) There are no ongoing or pending (and there has been no written notice of) audits, examinations, contests or other Proceedings with respect to material amounts of Taxes of any Company or with respect to the Transferred Assets, and no such Proceeding has been threatened in writing.  No Company has granted to any Person a power of attorney that is currently in force with respect to any material Tax matter.

(g) None of the Companies has received (and Seller and Intermediate Holdco have not received with respect to the Transferred Assets) written notice from any jurisdiction in which such Company does not file Tax Returns (or a given type of Tax Return) claiming that such Company is required to file Tax Returns (or a type of Tax Return it does not file) in such jurisdiction or that Tax Returns (or a type of Tax Returns which are not filed) are required to be filed with respect to the Transferred Assets.

(h) No Company has executed or entered into a material closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or non-U.S. Tax Law, and no such agreement has been entered into with respect to any of the Transferred Assets. No Company (or any of the Transferred Assets) has requested, or is subject to, any private letter ruling of the U.S. Internal Revenue Service or a comparable ruling of any other Taxing Authority.

(i) No Company has engaged in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2), or any similar provision of state or local Tax Law, and no such transaction has been engaged in with respect to any of the Transferred Assets.

(j) No Company is party to or bound by any Tax allocation, indemnity, sharing or similar agreement that will not be terminated prior to the Closing or, to the Knowledge of Seller, has any liability for Taxes of any other Person as a transferee thereof or successor thereto.  No Company has liability for Taxes of another Person (other than in connection with having been included on any Seller Consolidated Return) as a result of being or having been at any time before Closing, part of any consolidated, combined, affiliated, aggregated, unitary or similar group.

(k) No Company has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares intending to qualify for non-recognition treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(l) No Company will be required to include a material amount in taxable income in a Post-Closing Tax Period attributable to income that accrued in a Pre-Closing Tax Period, but which was not recognized for Tax purposes in such Pre-Closing Tax Period (or to exclude an amount from the calculation of taxable income in a Post-Closing Tax Period as a result of any material deduction the recognition of which was accelerated from such Post-Closing Tax Period to a Pre-Closing Tax Period) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or comparable provisions of state, local or non-U.S. Tax Law, or for any other reason.

(m) None of the Transferred Assets constitutes “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or is “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(n) Section 3.11(n) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, with respect to each Company, the jurisdictions in which such Company has a taxable presence.

SECTION 3.12     Proceedings.  Section 3.12 of the Seller Disclosure Letter sets forth a true and complete list of each pending or, to the Knowledge of Seller, threatened, material Proceeding against any Company or any other member of the Seller Group to the extent related to the Business since January 1, 2016.  No Company is a party to or subject to or in default under any Judgment.

SECTION 3.13     Benefit Plans; Benefit Agreements.  (a) Section 3.13(a) of the Seller Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each Benefit Plan and each material Benefit Agreement (the “Listed Plans”), separately identifying each Business Employee Benefit Plan.  Seller has made available to Purchaser true, correct and complete copies of (as applicable) (i) each Listed Plan, including any amendments, modifications or supplements thereto (or, in the case of any unwritten Listed Plan, a written description thereof); provided that, in the case of any Listed Plan that is a Benefit Agreement, Seller may instead make available a representative form of such agreement to the extent such Benefit Agreement does not materially deviate from the form and (ii) with respect to each Business Employee Benefit Plan, (A) any trust, insurance, annuity or other funding arrangement related thereto, (B) the actuarial, trust or other valuation data with respect to the participation of Employees of the Business therein (if any) used in the preparation of the 2018 Audited Financial Statements, (C) the annual report required to be filed with the Internal

Revenue Service with respect thereto (if any) for the three most recent fiscal years, (D) the Internal Revenue Service determination letter or pending Internal Revenue Service determination letter request with respect thereto (if any) for the three most recent fiscal years, (E) the most recent summary plan description and (F) any notices to or from the Internal Revenue Service or any office or representative of the U.S. Department of Labor or any similar Governmental Entity of a pending audit or investigation of any material compliance issues in respect of any such Business Employee Benefit Plan.

(b) Each Business Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, and the trust (if any) forming a part thereof, is so qualified and has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of Seller, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Business Employee Benefit Plan.

(c) (i) Each Business Employee Benefit Plan has been established, operated and administered in compliance with the terms of the applicable Business Employee Benefit Plan, and with all applicable Laws, including ERISA and the Code; (ii) no Business Employee Benefit Plan is, and no Company has any liability (actual or contingent) under, nor has a Company at any time sponsored, contributed to, or had any obligation to sponsor or contribute to, a (A) “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA), (B) “single employer plan” (within the meaning of Section 4001(a)(15) of ERISA) for which Seller or any of its Affiliates has or could incur any liabilities under Section 4063 or 4064 of ERISA or under other applicable Law or (C) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); and (iii) there has been no prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available with respect to any Business Employee Benefit Plan, except as would not reasonably be expected to be, individually or in the aggregate, material to any Company.

(d) Except as disclosed in Section 3.13(d) of the Seller Disclosure Letter, no Company has any actual or contingent obligation with respect to any Benefit Plan that is subject to Section 302 of ERISA, Title IV of ERISA, Sections 412 and 4971 of the Code, COBRA or any other statute that imposes liability on a so-called controlled group basis with reference to any provision of Section 52(a) or Section 414 of the Code or Section 4001 of ERISA, as applicable, that is due to a Company or its Affiliates’ affiliation with (i) any of their respective employers (whether or not incorporated) that would be treated together with a Company or its Affiliates as a “single-employer” within the meaning of Section 414 of the Code or (ii) any member of their controlled group of corporations (as defined in Section 52(a) of the Code).  With respect to any Benefit Plan that is subject to Title IV of ERISA, (A) all premiums due the Pension Benefit Guaranty Corporation (the “PBGC”) have been paid, (B) neither Seller nor any of its Affiliates has filed a notice of intent to terminate the plan or adopted any amendment to treat such plan as terminated, (C) the PBGC has not instituted, or threatened to institute, proceedings to treat such plan as terminated, (D) no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such plan, (E) there has been no “reportable event” (as defined in Section 4043 of ERISA) that would require the giving of notice or any event requiring disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA, (F) Seller and its Affiliates are not, and do not expect to be, subject to (1) any requirement to post security pursuant to Section 412(c)(4) of the Code or (2) any lien pursuant to Section 430(k) of the Code.  Neither Seller nor any of its Affiliates have terminated any Benefit Plan subject to Title IV of ERISA within the last six years or incurred any outstanding liability under Section 4062 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA.  Neither Seller nor any organization to which Seller is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction described in Sections 4069 or 4212(c) of ERISA.

(e) Except as disclosed in Section 3.13(e)(i) of the Seller Disclosure Letter, no Company has incurred any current or projected liability in respect of post-employment health, medical or life insurance benefits for any Service Provider, except as may be required under COBRA, and at the expense of such Service Provider.  Except as disclosed in Section 3.13(e)(ii) of the Seller Disclosure Letter, each Benefit Plan that provides post-employment health, medical or life insurance benefits for any Service Provider may be amended, modified in any manner or terminated without liability to a Company or its Affiliates.  There has been no communication to any Service Provider by a Company or its Affiliates that could reasonably be interpreted to promise or guarantee such Service Provider health, medical or life insurance benefits on a permanent basis.

(f) (i) All contributions required to be made by any Company to or on the account of each Business Employee Benefit Plan have been timely made and (ii) there are no, and to the Knowledge of Seller, no Company has received any written notice of any investigations by any Governmental Entity with respect to, or other Proceedings (except routine claims for benefits payable in the ordinary course) against or involving, any Business Employee Benefit Plan or any trust related thereto, except as would not reasonably be expected to be, individually or in the aggregate, material to any Company.

(g) No Business Employee Benefit Plan entitles any Service Provider to any gross-up or additional payment by reason of any Tax being imposed on such Person under Section 409A or 4999 of the Code.

(h) Section 3.13(h) of the Seller Disclosure Letter sets forth a true and complete anonymized list, as of the date of this Agreement, of (i) each Seller equity award held by an Employee of the Business, (ii) the identification number and job title of such Employee of the Business, (iii) the number of shares of Seller common stock underlying each such equity award and (iv) the date on which the equity award was granted.

(i) None of the execution and delivery of this Agreement or the consummation of the Transactions will, except as expressly contemplated by this Agreement or as required by applicable Laws, (i) entitle any Service Provider to retention, change in control or similar compensation or benefits under any Benefit Plan or Benefit Agreement or cause any Service Provider to become eligible for any increase in severance or change of control benefits under any Benefit Plan or Benefit Agreement, (ii) accelerate the payment or vesting, or trigger any funding of, compensation or benefits, or increase the amount payable or trigger any other obligation due to, or in respect of, any Service Provider, (iii) result in any breach or violation of or default under, or limit any Company’s right to amend, modify or terminate, any Benefit Plan or Benefit Agreement or (iv) give rise to any payment (or acceleration of vesting of any amounts or benefits) that will be an “excess parachute payment” as defined in Section 280G of the Code, except, in each case, for arrangements that will not result in any liability under this Agreement or otherwise to Purchaser or its Affiliates.

SECTION 3.14     Labor Matters.  (a) (i) There is no labor strike, slowdown, work stoppage, lockout, picketing, unfair labor practice charge, grievance or material formal complaint, corporate or publicity campaign of any kind, or other labor dispute pending, or, to the Knowledge of Seller, threatened, against or affecting the Employees of the Business, (ii) to the Knowledge of Seller, there are no activities or proceedings by any labor union or other employee representative organization to organize any Employees of the Business and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization and (iii) each Company is, and has been since January 1, 2016, in compliance in all respects with all Labor Laws.  Each Employee of the Business has all work permits, immigration permits, visas or other authorizations required by applicable Law for such Employee of the Business given the duties and nature of such Employee of the Business’s services.  Each Company has met all requirements under Laws relating to the employment of foreign citizens and residents, including all requirements of Form I-9, and to Seller’s Knowledge, no Company currently employs, or has ever employed, any person who was not permitted to work in the jurisdiction in which such person was employed.

(b) Section 3.14(b) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Collective Bargaining Agreement and the date of any expected negotiations with any works council or labor union which represents any Employee of the Business.  Seller has made available to Purchaser true and complete copies of all Collective Bargaining Agreements.  With respect to each Collective Bargaining Agreement, Seller and its Affiliates are in compliance in all material respects with its obligations thereunder and all applicable Laws relating thereto.

(c) No Company has incurred any liability or obligation under the WARN Act that remains unsatisfied.  Within the last three months, there has not been any plant closing, relocation of work or mass layoff (in each case, within the meaning of the WARN Act) or term of similar import under any applicable similar Law.  To the extent that, after the Closing, Purchaser operates the Business in the same manner operated by Seller and its Affiliates during the six-month period prior to the Closing, Purchaser will not incur any liability or obligation under the WARN Act.

(d) Seller has previously provided or made available to Purchaser a true and complete list, as of the date of this Agreement, of each Employee of the Business, along with each such employee’s base salary, target bonus, year of hire, location and whether such employee is represented by a union.

SECTION 3.15     Absence of Changes or Events.  (a) Since the Balance Sheet Date through the date of this Agreement, there has not occurred any event, change, development, circumstance or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, no Company has taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of Section 5.01 (Covenants Relating to Conduct of Business).

SECTION 3.16     Compliance with Applicable Laws.  Each of the Companies and the Business is, and has been since January 1, 2016, in compliance in all material respects with all applicable Laws.

SECTION 3.17     Environmental Matters.  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Companies taken as a whole or the Business:

(a) each Company is, and has been since January 1, 2016, in compliance with all applicable Environmental Laws;

(b) each Company holds, and is, and since January 1, 2016 has been, in compliance with, all Permits required under applicable Environmental Laws for it to conduct its business as conducted as of the date of this Agreement (“Environmental Permits”), and no Company has received written notice of any currently pending or threatened Proceeding by any Governmental Entity seeking the revocation, suspension or modification of any such Environmental Permits;

(c) no Company has received any written notice, and there are no Proceedings pending or, to the Knowledge of Seller, threatened against any Company, in each case alleging a violation of or liability under applicable Environmental Laws or Environmental Permits;

(d) as of the date of this Agreement, and other than as may be required by the terms and conditions of any Environmental Permit held by a Company as disclosed in Section 3.17 of the Seller Disclosure Letter, no Company is currently conducting, and no Company reasonably expects to be required pursuant to applicable Environmental Law to conduct, any environmental investigation, remediation or monitoring of soil or groundwater (each a “Remedial Action”) at any Company Real Property or any other location;

(e) no Hazardous Substances have been released at, on, under or from any Company Real Property or any real property formerly leased, owned or operated by any Company, that is reasonably likely to result in an obligation of any Company pursuant to applicable Environmental Law to conduct or fund any Remedial Action at such real property or Proceeding against any Company pursuant to applicable Environmental Law;

(f) no Company has generated, treated, stored, released or transported any Hazardous Substances at, to or from any Company Real Property or, to the Knowledge of Seller, any other location except in compliance with Environmental Laws and as would not reasonably be expected to result in a Proceeding pursuant to applicable Environmental Law against any Company; and

(g) none of the Companies (i) has by contract assumed or undertaken any liability of any other Person, or (ii) is subject to any consent decree, administrative or judicial order, judgment or settlement agreement imposing outstanding obligations or liabilities, in each case arising out of or pursuant to Environmental Law.

Seller and the Companies have made available to Purchaser true and correct copies of all Phase I and Phase II environmental site assessments and, to the extent completed since January 1, 2016, all other material written environmental reports, assessments, audits and studies (including those relating to any ongoing Remedial Action at any Company Real Property), in each case, in their possession relating to the Company Real Property, or relating to any Company’s compliance with, any Environmental Laws.

SECTION 3.18     Communications Regulatory Matters. (a) Section 3.18(a)(i) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Permits issued to each Company by the FCC exclusively in connection with the operation of the Business as of the date of this Agreement (collectively, the “FCC Licenses”) and Section 3.18(a)(ii) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Permits issued to each Company by any State Regulator in connection with the operation of the Business (such Permits, collectively with the FCC Licenses, the “Transferred Communications Licenses”).

(b) Each Transferred Communications License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which would not, individually or in the aggregate, reasonably be expected to be material to the Companies (taken as a whole) or the Business.  No Transferred Communications License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or unless such conditions or requirements, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Companies (taken as a whole) or the Business, or (ii) any pending regulatory Proceeding, or notice, inquiry or, to the Knowledge of Seller, investigation that, in each case, would reasonably be expected to lead to such a Proceeding, or judicial review before a Governmental Entity, unless such pending regulatory Proceeding or judicial review would not, individually or in the aggregate, reasonably be expected to be material to the Companies (taken as a whole) or the Business.  No Transferred Communications License will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this

Agreement or the consummation of the Transactions, except for any such suspensions, modifications, revocations or non-renewals that, individually or in the aggregate, would not reasonably be expected to be material to the Companies (taken as a whole) or the Business.

(c) The licensee of each Transferred Communications License is in compliance with each Transferred Communications License and has fulfilled and performed all of its obligations with respect thereto, including all reports, filings, notifications, payments and applications required by the Communications Act or similar rules, regulations, policies, instructions and orders of State Regulators, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions would not, individually or in the aggregate, reasonably be expected to be material to the Companies (taken as a whole) or the Business.

SECTION 3.19     Sufficiency of the Assets.  Except as set forth on Section 3.19 of the Seller Disclosure Letter, at the Closing, taking into account the Transactions contemplated by the Pre-Closing Reorganization and the services to be provided under the Transition Services Agreement, the Companies will own or have the right to use all of the assets necessary to conduct the Business as presently carried on by Seller and its Affiliates immediately following the Closing in materially the same manner as the Business is conducted as of the date of this Agreement.

SECTION 3.20     Transactions with Affiliates.  Section 3.20 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, all Contracts between, among or involving any Company, on the one hand, and Seller or any of its Affiliates or any of their respective directors, officers or employees, on the other hand (other than any Benefit Plan set forth in Section 3.13 (Benefit Plans; Benefit Agreements) of the Seller Disclosure Letter or any employment Contract entered into in the ordinary course of business) (the “Affiliate Contracts”).

SECTION 3.21     Significant Suppliers.  Section 3.21 of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the names of the twenty (20) most significant suppliers (by dollar volume of purchases) of the Business (each, a “Significant Supplier”) for the twelve-month period ended December 31, 2018 and the approximate amount the Business purchased from each such supplier during such period (treating affiliated suppliers as a single supplier).  As of the date of this Agreement, neither Seller nor any of its Affiliates has received any written notice from a Significant Supplier, or, to the Knowledge of Seller, any oral notice from a Significant Supplier, (a) of non-renewal or termination (or threat of non-renewal or termination) of any Contract with any Significant Supplier, or (b) that such Significant Supplier has reduced, or will reduce, in a material respect, the supply or availability of the products, equipment, goods or services supplied to the Business by such Significant Supplier.

SECTION 3.22     Insurance.  Section 3.22 of the Seller Disclosure Letter lists, as of the date of this Agreement, all material insurance policies owned or held with respect to the Business, and a list of all material insurance claims made under any such policies and primarily related to the Business in the last three (3) years.  Seller and its Affiliates maintain on behalf of the Business insurance policies of the type and in the amounts customarily carried by Persons conducting similar businesses (including with respect to size and scope) or as required under applicable Law.  All such policies are in full force and effect, there has not been any default or denial of coverage thereunder and no written notice of cancellation or termination has been received with respect to any such policy.

SECTION 3.23     Franchises.  (a) Section 3.23(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, (i) a complete and correct list of each Franchise granted to any of the Companies or the Business and (ii) Seller’s good faith estimate of the number and type of subscribers served pursuant to such Franchise as of December 31, 2018.  Seller has made available to Purchaser complete and correct copies of the agreements governing each of such Franchises.

(b) Except as set forth in Section 3.23(b) of the Seller Disclosure Letter, the Systems are in compliance with the applicable Franchises except for such failures to comply that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Companies or the Business, taken as a whole.  There are no material ongoing or, to the Knowledge of Seller, threatened in writing audits undertaken by Governmental Entities with respect to the Franchises.

(c) Except as set forth in Section 3.23(c) of the Seller Disclosure Letter, each of the Franchises is in full force and effect in all material respects, and, with respect to cable or video Franchises, a valid request for renewal has been duly and timely filed under Section 626 of the Communications Act with the proper Governmental Entities with respect to each of those cable or video Franchises that has expired or will expire within 30 months after the date of this Agreement.  To the Knowledge of Seller, none of the Companies or the Business has received written notice from any Person that any Franchise will not be renewed or that the applicable Governmental Entity has challenged or raised any written objection to or otherwise questioned in writing any of the Companies’ or the Business’s requests for any such renewal under Section 626 of the Communications Act, or other applicable provision of federal, state, or local Law.

(d) With respect to the Franchises, none of the Companies nor the Business has made any commitments to any Governmental Entity that is not set forth in the materials made available to Purchaser, except any commitments that are not material to the Business or the Companies (taken as a whole).

(e) There are no Proceedings in progress or pending or, to the Knowledge of Seller, threatened, and there have not been, within the past three (3) years, any Proceedings against any of the Companies or the Business before any Local Franchising Authority.

SECTION 3.24     System Information; Network Architecture.  (a) Section 3.24(a)(i) of the Seller Disclosure Letter sets forth in all material respects a true and correct statement as of March 31, 2019, detailed by states within the Territory, of (A) video customer units, (B) high-speed Internet customer units and (C) telephone customer units of the Companies and the Business taken as a whole.   Each Quarterly Subscriber Report delivered by Seller to Purchaser pursuant to Section 5.32 (Pre-Closing Reports) is true and correct in all material respects as of the applicable quarter-end of such Quarterly Subscriber Report.  Each of the foregoing was determined using the same reporting system used in the preparation of the Financial Statements. The information set forth in Section 3.24(a)(ii) of the Seller Disclosure Letter is true and correct, except to the extent as would not be material to the Business, taken as a whole. The units set forth on the row titled “115 Mbps” in the Locations Passes & Speed Capability table in Section 3.24(a)(ii) of the Seller Disclosure Letter are fiber serviceable within 10% in all material respects. The information contained in the documents referenced in Section 3.24(a)(iii) of the Seller Disclosure Letter relating to fiber and copper route maps, to the extent relating to the Territory, is true, complete and correct in all respects, except as would not be material to the Business, taken as a whole.

(b) Except as set forth in Section 3.24(b) of the Seller Disclosure Letter, the Systems, are in all material respects, working, functional, fit for the purpose intended and have been maintained, subject to ordinary wear and tear, in good working condition and are without any material defects for purposes of operating the Business.  The Companies have a valid right to use all equipment necessary to operate the Systems as currently operated.  Other than through the process of eminent domain, no Governmental Entity or other third party has any right to purchase the Systems or any portion thereof.

SECTION 3.25     Service Outages.  Section 3.25 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a complete list of network outages of the Business since January 1, 2016, that were required to be reported to the FCC under Part 4 of Title 47 of the Code of Federal Regulations, and such network outages were reported by Seller or one of its Affiliates to the FCC in accordance therewith.

SECTION 3.26     No Additional Representations; No Reliance.  (a) Seller and Intermediate Holdco acknowledge and agree that except for the representations and warranties expressly set forth in Article IV (Representations and Warranties of Purchaser) or any other Transaction Agreement, neither Purchaser nor any other Person on its behalf has made or makes, and Seller and Intermediate Holdco have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, or any matter relating to Purchaser, including its businesses, results of operations, financial condition and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Seller, Intermediate Holdco or their respective Affiliates or any of their respective representatives by or on behalf of Purchaser, and that any such representations or warranties are expressly disclaimed.

(b) Seller and Intermediate Holdco further acknowledge and agree that no representative of Purchaser or its Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller and Intermediate Holdco, as of the date of this Agreement and as of the Closing Date, as follows:

SECTION 4.01     Organization and Standing; Power.  Purchaser is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized.  Purchaser has full corporate or other organizational power and authority to enable it to own the Transferred Equity Interests, to execute this Agreement and to consummate the Transactions.  Purchaser has, or will have at the Closing, as applicable, full corporate or other organizational power and authority to execute each other Transaction Agreement to which it is or will be party and to consummate the Transactions.  Purchaser has full corporate or other power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently owned or conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay, the consummation of the Transactions by Purchaser (a “Purchaser Material Adverse Effect”).

SECTION 4.02     Authority; Execution and Delivery; Enforceability.  The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of Purchaser or its stockholders or other equityholders is necessary to authorize this Agreement.  Purchaser has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).  The execution and delivery by each of Purchaser and each other Affiliate of Purchaser that will be a party to a Transaction Agreement (such Affiliates, the “Purchasing Affiliates”) of each other Transaction Agreement to which it is or will be party and the consummation by each of Purchaser and each Purchasing Affiliate of the Transactions have been, or will be at the Closing, as applicable, duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of Purchaser or any of the Purchasing Affiliates or any of their respective stockholders or other equityholders is necessary to authorize the Transaction Agreements or the Transactions.  Each of Purchaser and each Purchasing Affiliate has, or will have at the Closing, as applicable, duly executed and delivered each other Transaction Agreement to which it is or will be party, and such Transaction Agreement, assuming the due authorization, execution and delivery of such Transaction Agreement by Seller or a Selling Affiliate, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).

SECTION 4.03     No Conflicts; Consents.  (a) The execution, delivery and performance by each of Purchaser and each Purchasing Affiliate of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by each of Purchaser and each Purchasing Affiliate with the terms thereof will not conflict with, or result in any violation of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of Purchaser or any Purchasing Affiliate (including any assets held under a lease or license) under, (i) the organizational documents of Purchaser or any of the Purchasing Affiliates or (ii) (A) any Contract by which Purchaser or any of the Purchasing Affiliates or by which any of their respective properties or assets is bound or (B) any Judgment or applicable Law applicable to Purchaser or any of the Purchasing Affiliates or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Assuming the truth and accuracy of the representations and warranties of the Seller relating to Seller, the Transferred Equity Interests and the Companies set forth in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests) and Article III (Representations and Warranties Relating to the Companies), no Consent of or registration, declaration, notice or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of the Purchasing Affiliates in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of the participation of Seller and the Companies or any of their respective Affiliates (as opposed to any other third Person) in the Transactions and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04     Proceedings.  There are not any (a) outstanding Judgments against Purchaser or any Purchasing Affiliates, (b) Proceedings pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of the Purchasing Affiliates, or (c) investigations by any Governmental Entity that are, to the Knowledge of Purchaser, pending or threatened against Purchaser or any of the Purchasing Affiliates that, in any such case, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05     Securities Act.  Purchaser is acquiring the Transferred Equity Interests for investment only and not with a view to any public distribution thereof.  Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that the Transferred Equity Interests may not be sold, transferred or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

SECTION 4.06     Financing.  (a)  Purchaser has delivered to Seller true, correct and complete copies of (i) a fully executed commitment letter, each dated on or about the date of this Agreement, from each of (A) WaveDivision Capital VII, LLC, (B) Searchlight Capital II, L.P. and Searchlight Capital II PV, L.P., (C) Port-aux-Choix Private Investments Inc., (D) IMCPE 2019 Inc. and (E) Canada Pension Plan Investment Board (each such commitment letter, together with all exhibits, annexes, schedules and term sheets attached thereto and as each may be amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.18 (Financing), is referred to as an “Equity Commitment Letter”), in each case providing for an equity investment in Purchaser, subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (collectively, the “Equity Financing”); and (ii) a fully executed commitment letter (and Redacted Fee Letter) dated on or about the date of this Agreement from the financial institutions identified therein (as such parties may be supplemented or amended from time to time, the “Lenders”) (such letters, together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.18 (Financing)), collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letters, the “Financing Letters”), providing, subject to the terms and conditions set forth therein, for debt financing in cash in the amounts set forth therein (collectively, the “Debt Financing” and, together with the Equity Financing, the “Financing”).  As of the date of this Agreement, none of the Financing Letters in the form delivered to Seller has been amended or modified, no such amendment or modification is contemplated (other than amendments to the Debt Commitment Letter to add additional commitment parties thereto as contemplated by the Debt Commitment Letter and in accordance with Section 5.18 (Financing)), and none of the obligations or commitments contained therein have been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated.  Purchaser has fully paid any and all commitment fees and other fees in connection with the Financing Letters that are payable on or prior to the date of this Agreement.  Assuming the Financing is funded in accordance with the Financing Letters, the net proceeds contemplated by the Financing Letters (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter) will in the aggregate be sufficient to enable Purchaser to consummate the Transactions (including paying related fees, costs and expenses) (collectively, the “Required Amount”) and otherwise perform its obligations hereunder.  As of the date hereof, each Financing Letter in the form delivered to Seller (x) constitutes the legal, valid and binding obligation of Purchaser and, to the Knowledge of Purchaser, each of the other parties thereto, (y) is enforceable in accordance with its terms against Purchaser and, to the Knowledge of Purchaser, each of the other parties thereto, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law) and (z) is in full force and effect.  Assuming the accuracy of the representations and warranties set forth in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests) and Article III (Representations and Warranties Relating to the Companies) and the performance by Seller of its obligations hereunder, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser or, to the

Knowledge of Purchaser, any other party thereto under any Financing Letter or otherwise cause any portion of the Financing to be unavailable or delayed.  As of the date of this Agreement, Purchaser does not have any reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any conditions to funding under any Financing Letter required to be satisfied by it, that the conditions thereof will not otherwise be satisfied, or that the full amount of the Financing will not be available, in each case on the Closing Date assuming compliance by Seller with this Agreement and the satisfaction (or to the extent permitted, waiver) of the conditions set forth in Article VI (Conditions Precedent) (other than those conditions that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing).  The only conditions precedent or other contingencies (including the market flex provisions) related to the obligations of the parties to the Equity Commitment Letters to fund their respective portions of the full amount of the Equity Financing and the Lenders to fund the full amount of the Debt Financing are those expressly set forth in the Equity Commitment Letters and the Debt Commitment Letter, respectively.  As of the date of this Agreement, there are no side letters (other than bond placement engagement letters and fee credit letters) or any other Contracts, arrangements or understandings to which Purchaser or any Affiliate thereof is a party related to the Financing other than as expressly contained in the Financing Letters and delivered to Seller prior to the date of this Agreement.

(b) Assuming (i) satisfaction of the conditions to Purchaser’s obligation to consummate the Transactions and (ii) the accuracy of the representations and warranties set forth in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests) and Article III (Representations and Warranties Relating to the Companies) hereof in all material respects, and after giving effect to the Transactions (including the Financing) and the payment of the Purchase Price, Purchaser will be Solvent immediately after the Closing.

SECTION 4.07     No Additional Representations; No Reliance. (a) Purchaser acknowledges and agrees that except for the representations and warranties expressly set forth in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests) and Article III (Representations and Warranties Relating to the Companies) or any other Transaction Agreement, neither Seller nor any Company nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, the Transferred Equity Interests or the Companies, or any matter relating to any of them, including their respective businesses, results of operations, financial condition and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their respective representatives by or on behalf of Seller or any Company, and that any such representations or warranties are expressly disclaimed.

(b) Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that neither Seller nor any Company nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to (i) any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective representatives (“Projections”), including with respect to future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller, the Companies or the Business (including the reasonableness of the assumptions underlying any of the foregoing), or (ii) except as expressly set forth in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests), Article III (Representations and Warranties Relating to the Companies) or any other Transaction Agreement, any other information relating to Seller, the Transferred Equity Interests or the Companies, or any matter relating to any of them, including any information, documents or materials made available to Purchaser, its Affiliates or any of their respective representatives, whether orally or in writing, in any data room, offering memoranda, confidential information memoranda, management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions, and that any such representations and warranties are expressly disclaimed.

(c) Purchaser acknowledges and agrees that (i) there are uncertainties inherent in preparing and making the Projections, (ii) Purchaser is familiar with such uncertainties and (iii) Purchaser is not relying on the Projections and is taking full responsibility for making its own evaluation of the adequacy and accuracy of the Projections.

(d) Purchaser further acknowledges and agrees that no representative of Seller, the Companies or their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement.  Except as expressly set forth in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests), Article III (Representations and Warranties Relating to the Companies) or any other Transaction Agreement, no representation or warranty (express or implied) is made with respect to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Transferred Equity Interests or any of the properties or assets of the Companies.

(e) Nothing in this Section 4.07 shall limit claims by Purchaser for Actual Fraud.

SECTION 4.08     Independent Investigation.  Purchaser acknowledges and agrees that (a) it is sophisticated and knowledgeable about the industry in which each Company operates, (b) it has conducted its own independent investigation, review and analysis of the Business, results of operations, financial condition and prospects of the Companies, which investigation, review and analysis was conducted solely by Purchaser and its representatives, (c) it has had the opportunity to request access to the books and records, facilities, equipment, Tax Returns, Contracts and other properties and assets of the Companies that it and its representatives have desired and have received responses they deem adequate and sufficient to all such requests, and it and its representatives have had the opportunity to meet with the officers and employees of the Companies to discuss the Business and (d) it is purchasing the Transferred Equity Interests based solely upon the results of the aforementioned investigation, review and analysis and the representations and warranties made to it in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests), Article III (Representations and Warranties Relating to the Companies) and the other Transaction Agreements, and not in reliance on any representation or warranty of Seller, the

Companies, their respective Affiliates or any of their respective representatives not expressly set forth therein.

SECTION 4.09     Brokers or Finders.  No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates, except any Person whose fees and expenses will be paid by Purchaser.

SECTION 4.10     Guarantee.  Concurrently with the execution of this Agreement, Purchaser has delivered to Seller the duly executed guarantees of the Guarantors, dated as of the date of this Agreement, in favor of Seller in respect of certain of Purchaser’s obligations under this Agreement as set forth therein (each, a “Guarantee”).  Each Guarantee (a) constitutes a legal, valid and binding obligation of the applicable Guarantor, (b) is enforceable against such Guarantor in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law), and (c) is in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of a Guarantor under a Guarantee.

ARTICLE V

Covenants

SECTION 5.01     Covenants Relating to Conduct of Business.  Except as (a) expressly set forth in Section 5.01 of the Seller Disclosure Letter, (b) required by applicable Law, Judgment or any Governmental Entity, (c) consented to by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) in writing or (d) otherwise expressly required by the terms of this Agreement (including the Reorganization Plan), from the date of this Agreement to the Closing, Seller shall cause the Companies to conduct the Business in the ordinary course consistent with past practice and Seller shall use (and shall cause the Companies to use) commercially reasonable efforts to (i) preserve intact the business organizations, operations and goodwill of the Business, (ii) maintain the present commercial relationships with material customers of the Business, the Significant Suppliers and other key Persons with whom the Companies do business, (iii) keep available the services of the present officers, consultants, key Employees of the Business, and any Employee of the Business or Service Provider identified on Exhibit G and (iv) maintain the properties and assets owned, operated or used by the Business in the same condition as they were on the date hereof, subject to normal wear and tear.  In addition, except as (x) set forth in Section 5.01 of the Seller Disclosure Letter, (y) required by applicable Law, Judgment or any Governmental Entity or (z) otherwise expressly required by the terms of this Agreement (including the Reorganization Plan), from the date of this Agreement to the Closing, Seller shall not permit any Company to do any of the following (and Seller shall not, and shall not permit any other member of the Seller Group to, do any of the following as they relate to the Business) without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i) amend its organizational documents;

(ii) (A) adjust, split, combine or reclassify any shares of capital stock or other Equity Interests, (B) directly or indirectly redeem, repurchase, retire or otherwise acquire any capital stock or other Equity Interests or (C) effect any recapitalization, reclassification, stock dividend, stock split or like change in the capitalization;

(iii) issue, deliver, sell or transfer any shares of its capital stock or other Equity Interests or any Company Stock Rights;

(iv) declare, set aside, issue, make or pay any dividend, distribution or other payment to its shareholders; provided, however, that (A) dividends and distributions of cash may be made by the Companies and other members of the Seller Group to Seller or an Affiliate of Seller and (B) payments in respect of intercompany indebtedness may be made by the Companies and the other members of the Seller Group to Seller or an Affiliate of Seller;

(v) except (A) as may be required under applicable Law, any employee benefit plans and agreements, including any Benefit Plan or Benefit Agreement, or any Collective Bargaining Agreement, as in effect as of the date of this Agreement or entered into after the date of this Agreement in compliance with this Agreement, (B) any increases for which Seller or its Affiliates (other than the Companies) shall be solely obligated, in which case, Seller shall promptly notify Purchaser regarding any such arrangement, provided that any such increases that will increase structural wages or rates to be paid by Purchaser following the Closing are not excepted by this clause (B), or (C) in the case of any action that applies uniformly to Employees of the Business and similarly situated employees of Seller and its Affiliates and is not reasonably expected to result in a material increase in cost to Purchaser or its Affiliates on or after the Closing Date as compared to the costs in effect as of the date hereof, (1) adopt, amend, modify or terminate any Benefit Plan, Benefit Agreement or Collective Bargaining Agreement if such adoption, amendment, modification or termination would result in an increase in costs to Purchaser or materially limit operational flexibility on or after the Closing Date, or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan, Benefit Agreement or Collective Bargaining Agreement if it were in existence as of the date of this Agreement, (2) grant to any Employee of the Business any increase in base salary, wages, bonuses or other incentive compensation, other than in the ordinary course of business in connection with a new hire or promotion based on job performance in each case, that is permitted under Section 5.01(vi), and which, in the case of increases granted in connection with a promotion based on job performance, will not exceed $50,000 per individual and $1,000,000 in the aggregate, (3) grant to any Employee of the Business any new, or increase any existing, change in control, retention, severance or termination pay, (4) issue, deliver, sell, pledge, encumber or grant any equity or equity-based awards to any Service Provider, (5) fund any rabbi trust or similar arrangement or otherwise secure funding for any Benefit Plan or Benefit Agreement, (6) effectuate any plant closing, relocation of work, or mass layoff that would incur any liability or obligation under the WARN Act, (7) grant or forgive any loans to an Employee of the Business (other than the grant of loans for travel and business expenses, in each case, in the ordinary course of business consistent with past practice, and which will not exceed $5,000 for any individual) or (8) negotiate or modify the terms of any new or successor Collective Bargaining Agreement;

(vi) (A) make any material change to the management structure of the Companies, (B) hire any employee who is primarily dedicated to the Business and (i) has a title or the functional equivalent of Vice President or above, who would have an annual salary in excess of $125,000 or (ii) whose primary employment location is not located in the Territory, (C) terminate any Employee of the Business with the title or the functional equivalent of Vice President or above other than for cause, death or disability or (D) increase or decrease the aggregate headcount of any Specified Employee Group or the Business from its Scheduled Size by more than the allowable flex set forth in the Min/Max ∆ column for such Specified Employee Group or the Business as set forth in Section 9.06(b)(ix) of the Seller Disclosure Letter;

(vii) create, incur, assume or guarantee any Indebtedness of the types described in any of clauses (i), (ii), (iv), (vi) or (viii) (as it relates to the foregoing) of the definition of “Indebtedness” in an aggregate amount in excess of $1,000,000, other than such Indebtedness (A) as will be repaid and extinguished at or prior to the Closing at no cost or liability to Purchaser or, from and after the Closing, any of the Companies or (B) that is owed by any Company to any other Company, as applicable;

(viii) voluntarily subject any of its properties or assets to any Lien (other than any Permitted Lien) that would have been required to be set forth in Section 3.06, Section 3.07(a) or Section 3.07(b) of the Seller Disclosure Letter if existing on the date of this Agreement, other than such Liens as will be discharged at or prior to the Closing at no cost or liability to Purchaser or, from and after the Closing, any of the Companies;

(ix) (A) loan or advance any amount to any third party (other than loans or advances to employees for travel and business expenses in the ordinary course of business consistent with past practice) or (B) enter into any agreement or arrangement with Seller or any of its Affiliates, except for intercompany transactions in the ordinary course of business and consistent with past practice that (1) are solely among or between the Companies or (2) will be repaid, extinguished or terminated at or prior to Closing at no cost or liability to Purchaser or, from and after the Closing, any of the Companies;

(x)  make any change in any method of financial accounting or financial accounting practice, policy or procedure other than as may be appropriate to conform to changes in GAAP (or any interpretation thereof) after the date hereof or as may be required by changes in applicable Law after the date hereof;

(xi) acquire, by merging or consolidating with, or by purchasing a substantial portion of the properties or assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire any properties, interest in real property or assets, in each case, that is material to the Business;

(xii) sell, lease (as lessor), sublease (as sublessor), license (as licensor) or otherwise dispose of any real property or tangible asset used in the Business, individually or in the aggregate with other real property or tangible assets then being sold, leased, subleased, licensed or disposed of that is material to the Business;

(xiii) assign, sell, lease, license, dispose, cancel, abandon, grant rights to or fail to renew, maintain or diligently pursue applications for, or defend, any Intellectual Property rights;

(xiv) adopt or enter into any plan of complete or partial liquidation or dissolution;

(xv) assign, transfer, lease, sub-lease, cancel, fail to renew or fail to extend any Transferred Communications License or discontinue any service or operations that require prior regulatory approval for discontinuance;

(xvi) compromise, settle or agree to settle any Proceeding related to the Business or any Company in a manner which imposes on the Business or any Company (A) injunctive relief or other non-monetary relief that would impose any restriction on the operations of the Business following the Closing (excluding any commitments made by Seller or any of its Affiliates in routine regulatory and/or compliance filings made to any Governmental Entity that result in immaterial process changes such as additional or modified ordinary course disclosure notices being required to be sent to customers), (B) a criminal violation or (C) monetary liability in excess of $1,000,000 individually or in the aggregate with any related claims; provided that Seller and its Affiliates may settle any such claim if such settlement does not provide for any relief other than the payment of monetary damages, such payment is made by Seller or one of its Affiliates prior to the Closing and the Companies receive a full and unconditional written release from all liabilities and obligations with respect to such claim;

(xvii) except as permitted by Section 5.01(a)(v), (A) modify, amend or renew in any material respect any Franchise, Material Company Contract or Real Property Lease, (B) enter into (x) a new Contract that would be binding on any Company or by which any of its properties or assets would be bound that would have been a Material Company Contract if such Contract has been entered into prior to the date of this Agreement, (y) any lease, sublease, license or agreement to use, occupy or dispose of real property or (z) a new Franchise or (C) terminate, waive, release or assign any rights under any Franchise, Material Company Contract or Real Property Lease, in each case, other than in the ordinary course of business consistent with past practice;

(xviii) except for any actions related to any Seller Consolidated Return or Seller Consolidated Group the effect of which is not material to the Business, (A) change any material Tax election, Tax practice or procedure, or Tax accounting method, (B) settle or compromise any material Tax claim, audit or assessment, enter into any closing agreement under Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), (C) consent to an extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than an ordinary course extension of time to file Tax Returns), (D) file any material amended Tax Return (other than any Tax Returns with respect to sales Tax or property Tax amended in the ordinary course of business), (E) initiate any material voluntary Tax disclosure or (F) file or relinquish any claim for material Tax refunds;

(xix) enter into, or renew, any Contract that restricts the ability of the Companies or the Business to compete with, or conduct, any business or line of business in any geographic area, or that grants any counterparty any exclusive right or right of first refusal;

(xx) grant any waiver under, amend, modify, surrender, revoke, permit to lapse or otherwise terminate any Permits (other than any Transferred Communications License which are covered in clause (xv) above) that are individually or in the aggregate material to the Business or the Companies (taken as a whole), other than in connection with the discontinuation of any businesses or sale of assets otherwise permitted hereunder;

(xxi) transfer the employment of any Employee of the Business to any member of the Seller Group or transfer the employment of any employee of any member of the Seller Group to any of the Companies;

(xxii)  (A) transfer any assets that would be Transferred Assets if the Closing occurred on the date hereof to a member of the Seller Group or otherwise move such assets out of the Territory or (B) cause the Companies to assume any liabilities that would be Excluded Liabilities if the Closing occurred on the date hereof; or

(xxiii) agree, authorize or commit, whether in writing or otherwise, to do any of the foregoing.

SECTION 5.02     Access to Information; Consultation.  (a) From the date of this Agreement to the Closing, Seller shall cause each Company to afford to Purchaser and its accountants, counsel, other representatives and Lenders reasonable access, upon reasonable notice during normal business hours, to all the personnel, properties (including facilities, plant and network locations for equipment, installation with contractors, connection to power and fiber, it being understood that the preliminary list of sites to which Purchaser will be granted such access is set forth on Section 5.02 of the Seller Disclosure Letter, which list will be subject to update as reasonably agreed between Seller and Purchaser between the date hereof and the Closing), books, Contracts, Tax Returns and records to the extent relating to the Business (including, for the avoidance of doubt, any Tax Returns and Tax books and records, together with any note papers or work papers related thereto, and allow Purchaser and its representatives to document, observe, measure, photograph and plan) and, during such period, shall furnish to Purchaser any information relating to the Business as Purchaser may reasonably request (other than any of the foregoing that relate to the negotiation and execution of this Agreement or any proposals from other parties relating to any competing or alternative transactions and any Seller Consolidated Return); provided, however, that Purchaser and its accountants, counsel, other representatives and Lenders shall conduct any such permitted activities in such a manner as not to interfere unreasonably with the Business and pursuant to protocols governing such access and activities to be reasonably agreed between Seller and Purchaser; provided further, however, that (i) none of Seller or any of its Subsidiaries shall be required to provide such access if Seller determines, in its reasonable judgment, that doing so could reasonably be expected to (A) violate applicable Law, an applicable Judgment or a Contract or (B) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (in each case, it being understood that Seller shall, and shall cause the Companies to, use commercially reasonable efforts to provide such access in a manner that does not violate any such Law, Judgment or Contract or jeopardize any such privilege or protection) and (ii) such access shall not include any Phase II environmental investigations or any other environmental testing or sampling of, at or under any Company Real Property by or on behalf of Purchaser, its accountants, counsel, other representatives or Lenders.  All requests for information made pursuant to this Section 5.02 shall be directed to an executive officer or other Person designated by Seller.

(b) Seller shall keep Purchaser reasonably informed and consult and cooperate with, and consider in good faith the views of, Purchaser on any matters relating to item 1 on Section 3.12 of the Seller Disclosure Letter, including any filing, submission, analysis, appearance, presentation, memorandum, brief, argument or proposal made or submitted in connection therewith. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with such matter, Seller will permit authorized representatives of Purchaser to be consulted in connection with any substantive document, opinion or proposal made or submitted to any Governmental Entity in connection with such matter.

SECTION 5.03     Confidentiality.  Purchaser agrees that the information being provided to it in connection with the Transactions (including the terms of the Transaction Agreements and the contents of the Seller Disclosure Letter) will remain subject to the terms of the confidentiality agreement, dated as of September 27, 2018, between WDC Management, LLC and Seller (the “Confidentiality Agreement”).  Effective upon the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided, however, that Purchaser agrees that any and all other information provided to it or any of its Affiliates, or any of their respective representatives, by Seller or any of its

Affiliates, or any of their respective representatives, shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing, and Purchaser shall otherwise comply with the Confidentiality Agreement in accordance with its terms. The terms of this Section 5.03 shall not apply to communications by Purchaser to its counsel, accountants, prospective Lender Related Parties (including communications with respect to communications made in connection with Purchaser’s financing efforts), other professional advisors, its limited partners and investors or its prospective limited partners and investors, in each case who are subject to customary confidentiality obligations.

SECTION 5.04     Efforts to Consummate the Transactions.  (a) On the terms and subject to the conditions of this Agreement, Seller and Purchaser shall each use their reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to cause the Closing to occur as promptly as practicable, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing.  Seller and Purchaser shall not, and shall not permit any of their respective Affiliates to, take any action in the Territory (including acquiring or making any investment in any Person or any division or assets thereof in the Territory) that would, or would reasonably be expected to, result in a material delay in the satisfaction of any of the conditions set forth in Article VI (Conditions Precedent) or any of such conditions not being satisfied.

(b) Each of Seller and Purchaser shall (and shall cause their respective Affiliates to) as promptly as practicable file with the appropriate Governmental Entities any notices and applications necessary to obtain approval under any applicable Laws for the Transactions, including the Required Regulatory Approvals; provided that, without limiting the generality of the foregoing, each of Seller and Purchaser agrees to (and shall cause its applicable Affiliates to) (i) make an appropriate filing of a Notification and Report Form pursuant to the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Transactions within ten Business Days following the date hereof, (ii) (x) submit, as promptly as practicable, to CFIUS a draft CFIUS Notice with respect to the Transactions, (y) file, as a promptly as practicable, a CFIUS Notice with respect to the Transactions and (z) supply, as promptly as practicable, any additional information and documentary material that may be requested in connection with the CFIUS review process, (iii) file all applications with the FCC and any applicable State Regulators that may be required by the Communications Act or similar rules, regulations, policies, instructions and orders of State Regulators for the transfer of control of the Transferred Communications Licenses to Purchaser as promptly as practicable and (iv) make all filings and submissions required by Local Franchising Authorities in the Territory with respect to the Transactions as promptly as practicable.  Any such filings shall be in compliance with the requirements of such Laws.  Seller and Purchaser shall (and shall cause their respective Affiliates to) furnish each other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under such Laws.  Seller and Purchaser shall (and shall cause their respective Affiliates to) keep each other apprised of the status of any communications with, and any inquiries or requests for additional or supplemental information from, and shall invite the other to attend any scheduled meetings pertaining to any such filings with, any such Governmental Entities and shall comply promptly with any such inquiry or request and shall (and shall cause their respective Affiliates to) promptly provide any additional or supplemental information requested in connection with any filings made hereunder pursuant to such Laws.  Any such additional or supplemental information shall be in compliance with the requirements of such Laws.  Each of Seller and Purchaser shall (and shall cause their respective Affiliates to) use its reasonable best efforts to obtain any clearance required under such Laws for the consummation of the Transactions as promptly as practicable.  Neither Seller nor Purchaser shall consent to any voluntary delay of the Closing or extension of any applicable waiting period at the behest of any Governmental Entity without the consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the parties agree that (A) Purchaser shall, on behalf of the parties, control and lead all communications, strategy and other aspects relating to all applicable Laws in connection with obtaining Required Regulatory Approvals or causing the waiting periods or other requirements under such Laws to terminate or expire no later than the Outside Date and (B) neither the Guarantors nor any of their Affiliates (other than Purchaser and its Subsidiaries) shall be required to take any action in connection with the obligations to use reasonable best efforts to obtain any clearance required under such Laws for the consummations of the Transactions other than responding to any reasonable requests for information from Purchaser or Seller that may be required in connection with any filings with any Governmental Entity pursuant to this Section 5.04.

(c) For purposes of this Section 5.04, the “reasonable best efforts” of Purchaser shall include (i) taking all reasonable steps as may be necessary to avoid any Proceeding instituted (or threatened to be instituted) challenging the Transactions as violative of any Law, (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses, product lines, assets or operations of Purchaser or any of its Affiliates or of the Companies, (iii) conducting its and its Affiliates’ businesses or the Companies’ businesses in a specified manner, or proposing and agreeing or permitting to conduct any of such businesses in a specified manner, or committing to make capital expenditures or other expenditures in the Territory, including, in each case, by agreeing to undertakings required by a Governmental Entity that it or any of its Affiliates or any Company will take, or refrain from taking, any action, and (iv) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s or its Affiliates’ ability to retain one or more of the businesses, product lines, assets or operations of Purchaser or any of its Affiliates or any Company, in each case, to the extent necessary to obtain any such clearance, resolve any such objections or avoid or eliminate any such impediments (the actions described in clauses (i), (ii), (iii) and (iv), the “Remedy Actions”); provided, however, that the effectiveness of any such Remedy Action shall be conditioned upon the Closing; provided further that, notwithstanding anything in this Agreement to the contrary, the obligations of Purchaser under this Section 5.04(c) shall not include Purchaser committing to (whether or not conditioned upon the consummation of the Closing) taking any Remedy Action if such action, individually or together with any other proposed Remedy Action(s), and when combined with the Required Payment Amount and any other payments or costs incurred or borne by Purchaser to obtain any of the Required Regulatory Approvals, would or would reasonably be expected to materially diminish the commercial value of, or result in an impact that is materially adverse to, or cost that is material to, the assets, business, results of operations or condition (financial or otherwise) of the Companies (taken as a whole) or the Business (after giving effect to the Closing and the transactions contemplated hereby to occur on or prior to the Closing), but disregarding for this purpose any Remedy Action that is consistent with Purchaser’s plans for developing the Business as of the date hereof or is otherwise proposed or offered by Purchaser in its discretion in an initial application for an order approving the transactions contemplated by this Agreement (a “Burdensome Condition”).  For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.04 or any other provision of this Agreement, neither Seller nor any of its Affiliates (other than any Company effective upon the Closing) shall be required to (A) make any payment or incur any cost in order to obtain any of the Required Regulatory Approvals (other than (x) payments or costs related to the Business that result in a dollar-for-dollar payment to Seller as a Required Payment Amount and (y) legal and accounting fees and disbursements and regulatory filing fees and related incidental costs and expenses (this clause (y), the “Incidental Expenses”)) or (B) sell, divest, dispose of or enter into any other arrangements or take any other Remedy Action with respect to, their businesses, product lines, assets or operations pursuant to this Section 5.04 or any other provision of this Agreement, and the “reasonable best efforts” of Seller shall not include making any such payments, incurring any such costs or taking any such Remedy Actions.

(d) Without limiting the generality of anything contained in this Section 5.04, Seller and Purchaser shall (and shall cause their respective Affiliates to), to the extent permitted by applicable Law, (i) give each other prompt notice of the making or commencement of any request, inquiry or Proceeding by or before any Governmental Entity with respect to the Transactions, (ii) keep each other reasonably informed as to the status of any such request, inquiry or Proceeding, (iii) promptly inform each other of any substantive communication (and provide each other with copies of all written communications) to or from any Governmental Entity regarding the Transactions, (iv) consult and cooperate with each other in good faith in connection with any meetings or oral communications, formal or informal, with any Governmental Entity in connection with the Transactions and, to the extent permitted by such Governmental Entity, provide each other with advance notice and an opportunity to attend and participate in all such meetings and oral communications and (v) consult and cooperate with each other in good faith in connection with, and provide each other with reasonable advance opportunity to review and comment upon (and each will consider in good faith the views of the other in connection with), any filing, registration, declaration, notice, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication, oral or written, made or submitted to any Governmental Entity regarding the Transactions.  Notwithstanding any provisions of this Section 5.04 to the contrary, (x) materials provided to the other party pursuant to this Section 5.04 may be redacted (A) to remove references concerning the valuation of the Companies, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address privilege or confidentiality concerns and (y) each party shall have the right to reasonably designate information provided to the other party as for the other side’s outside counsel only.

(e) Other than with respect to Seller’s obligations under Section 5.01 (Covenants Relating to Conduct of Business), nothing in this Agreement shall (i) apply to or restrict communications or other actions by any Company with or with respect to Governmental Entities in connection with its business in the ordinary course of business or (ii) give Purchaser, directly or indirectly, the right to control or direct the operations of any Company prior to the Closing.

(f) Prior to the Closing, each party shall, and shall cause its Affiliates to, use its reasonable best efforts (at its own expense) to obtain, and to cooperate in obtaining, all Consents from Persons (other than any Governmental Entity) necessary or appropriate to permit the consummation of the Transactions; provided, however, that, except as otherwise expressly set forth in this Agreement or any other Transaction Agreement, the parties shall not be required to pay or commit to pay any amount to (or incur any obligation or grant any concession in favor of) any such Person (other than the reimbursement of such Person’s reasonable expenses in connection with obtaining such consent).

(g) To the extent necessary to comply with any state Laws and regulations and the rules, regulations, written policies, instructions and orders of the FCC, including those prohibiting “slamming” as set forth in 47 C.F.R. Section 64.1120, at least 60 calendar days prior to the estimated Closing Date (as reasonably estimated by the parties), (i) Purchaser shall, at its own expense, prepare and deliver to Seller a draft notice providing the information required by 47 C.F.R. Section 64.1120(e) addressed to the telecommunications customers of the Business, it being understood that Seller shall have the opportunity to review and comment on the contents of such notice and Purchaser shall give reasonable consideration to any comment proposed by Seller and (ii) Seller shall, at Purchaser’s cost and expense (which shall be a reimbursement of Seller’s reasonable and documented out-of-pocket costs and expenses), cause such notice to be delivered to such customers at least 30 calendar days before the estimated Closing Date (as reasonably estimated by the parties) by a direct mailing or in accordance with such method of notice and notification period that the FCC or applicable State Regulators may order or require.  Seller will be responsible for preparing, distributing and filing (at Purchaser’s expense) any notices relating to “discontinuance, reduction, or impairment” of service to the customers of the Business required by 47 C.F.R. Sections 63.19 and 63.71.

(h) Subject to the preceding provisions of this Section 5.04, from time to time, as and when requested by any party hereto, each other party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions, as such other party may reasonably deem necessary or desirable to consummate the Transactions, including, in the case of Seller and its Affiliates, executing and delivering to Purchaser such assignments, deeds, bills of sale and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose.

(i) If the Closing shall not have occurred for any reason within the original effective periods of any Required Regulatory Approval, and neither party shall have terminated this Agreement pursuant to the terms hereof, then each of Purchaser and Seller shall use their reasonable best efforts to obtain one or more extensions of the effective period of each such Required Regulatory Approval to permit consummation of the Transactions in accordance with this Agreement.  Upon receipt of the Required Regulatory Approvals, the parties hereto shall use their respective reasonable best efforts to maintain in effect the Required Regulatory Approvals to permit consummation of the Transactions in accordance with this Agreement.  No such extension of any Required Regulatory Approvals shall limit the right of Seller and Purchaser to terminate this Agreement pursuant to the terms hereof.

SECTION 5.05     Expenses.  Whether or not the Closing takes place, except as expressly set forth in any other provision of this Agreement or the other Transaction Agreements, all costs and expenses incurred in connection with this Agreement, the other Transaction Agreements and the Transactions shall be paid by the party incurring such costs and expenses.

SECTION 5.06     Employee Matters.  (a) Seller shall comply with any legal or contractual notice requirements to labor unions representing the Employees of the Business and, where required, to Employees of the Business antecedent to Closing, provided Seller shall consult with and obtain agreement of Purchaser on the content of any such notification or communication that address, directly or indirectly, Purchaser’s intentions with respect to purchased operations and the Employees of the Business (such agreement not to be unreasonably withheld, conditioned or delayed).

(b) No later than 30 calendar days prior to the Closing, Seller and its Affiliates shall take such steps as are required to (i) transfer the employment of each Employee of the Business to a Company and (ii) transfer the employment of each employee who is not an Employee of the Business from the applicable Company to Seller and its Affiliates (other than the Companies).  No later than five Business Days prior to the Closing, Seller shall deliver to Purchaser an updated Section 9.06(b)(iii) of the Seller Disclosure Letter listing the Employees of the Business as of the Closing Date, which shall include the names of the Employees of the Business.

(c) Purchaser shall cause the Companies to take all actions necessary to adopt and assume the Collective Bargaining Agreements effective as of the Closing Date so that, effective immediately following the Closing, the Companies shall assume and be liable for all obligations of Seller and its Affiliates under the Collective Bargaining Agreements with respect to the Transferred Employees.  From and after the Closing Date, Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, provide the Transferred Employees who are covered by the Collective Bargaining Agreements with the compensation and benefits required by such Collective Bargaining Agreements.  For avoidance of doubt, the assumption of the Collective Bargaining Agreements by Purchaser or its Affiliates (including, after the Closing, the Companies), means that Purchaser or its Affiliates (including, after the Closing, the Companies) assume all liabilities relating to Business Employee Benefit Plans or other benefit plans required to be maintained for those Transferred Employees who are covered by the Collective Bargaining Agreements, including any retiree medical and/or retiree life insurance benefits (the “Retiree Medical Benefits”) or defined benefit pension plan benefits.

Notwithstanding the foregoing, Seller shall, and shall cause its Affiliates to, retain all liabilities for Retiree Medical Benefits and defined benefit pension plan benefits related to any individual who is (or was) covered by a Collective Bargaining Agreement and who, as of the Closing, is no longer employed by Seller or the Companies and Purchaser and its Affiliates (including, after the Closing, the Companies) shall have no liability for Retiree Medical Benefits and defined benefit pension plan benefits related to such individual and shall indemnify Purchaser for any such liability in accordance with Section 5.06(g)(ii).  For the avoidance of doubt, the retained liabilities described in the immediately preceding sentence shall be Excluded Liabilities.

(d) For a period of 12 months following the Closing Date, Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, provide to each Transferred Employee who is not covered by a Collective Bargaining Agreement, (i) a base salary or wages no less favorable than, and (ii) other employee benefits (excluding any equity or equity-based benefits, retiree medical and retiree life insurance benefits and defined benefit pension plans) that are substantially comparable, in the aggregate, to, in the case of each of clauses (i) and (ii), those provided to such Transferred Employee immediately prior to the Closing Date.  In addition, Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, provide to each Transferred Employee whose employment is terminated by Purchaser or any of its Affiliates (including, after the Closing, the Companies) prior to the 12-month anniversary of the Closing Date, severance and termination benefits in an amount equal to the severance and termination benefits that would have been due to such Transferred Employee in the event of such termination under the applicable Benefit Plans and Benefit Agreements in which such Transferred Employee participated in or was a party to as in effect as of immediately prior to the Closing Date as set forth on Section 5.06(d) of the Seller Disclosure Letter taking into account such Transferred Employee’s service with Seller and its Affiliates (including the applicable Company) and any of their respective predecessors prior to the Closing Date.  For the avoidance of doubt, severance may be conditioned on a release of claims and compliance with post-employment restrictive covenants.  Effective as of the Closing, each Transferred Employee shall cease to be an employee of Seller or the applicable Subsidiary of Seller, without any interruption or cessation of employment or break in service, and shall cease to participate in any Benefit Plan (other than any Business Employee Benefit Plan) as an active employee.

(e) (i)  From and after the Closing Date, Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, (A) honor all obligations accrued under the Business Employee Benefit Plans as of the Closing in accordance with their terms as in effect immediately prior to the Closing with respect to Transferred Employees and (B) recognize all of each Transferred Employee’s accrued and unused vacation and other paid time-off benefits as in effect immediately prior to the Closing to the extent included in the Closing Working Capital in the Final Closing Statement.

(ii)  Except as set forth in the following sentence, Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, permit each Transferred Employee who is not covered by a Collective Bargaining Agreement and who participates in a quarterly bonus or commission plan as of immediately prior to the Closing Date to participate in a quarterly bonus plan or commission plan, as applicable, maintained by Purchaser or its Affiliates, with eligibility to earn a bonus or commission, as applicable, under such plan for the calendar quarter in which the Closing occurs (i.e., including any portion of such quarter elapsed prior to the Closing), without proration.  Solely with respect to Transferred Employees who are not covered by a Collective Bargaining Agreement, (A) Seller shall make a prorated quarterly bonus payment or commission payment, as applicable, to each such Transferred Employee in respect of the calendar quarter in which the Closing occurs equal to the product of (x) the amount of the bonus or commission, as applicable, that would have been payable to such Transferred Employee under the applicable Seller quarterly bonus plan or commission plan, as applicable, based on actual performance through the end of the applicable performance period or commission period, as applicable, as determined by Seller in its reasonable discretion pursuant to the terms of such plan, multiplied by (y) a fraction, the numerator of which is the number of days in such calendar quarter that elapsed prior to the Closing Date, and the denominator of which is the number of days in such calendar quarter and (B) Purchaser and its Affiliates (including, after the Closing, the Companies) shall not be required to provide such Transferred Employees the opportunity to earn a bonus or commission, as applicable, for the portion of the calendar quarter in which the Closing occurs that elapsed prior to the Closing Date.  Seller shall pay such quarterly bonus payment or commission payment, as applicable, on the earlier of (x) the time quarterly bonuses or commission payments, as applicable, for such calendar quarter are paid to similarly situated employees of Seller and its Affiliates and (y) 75 days after the end of such calendar quarter.  Seller shall not be responsible for making any payments to Transferred Employees who are covered by Collective Bargaining Agreements with respect to the performance period or commission period, as applicable, in which the Closing occurs under any incentive plan maintained by Seller or its Affiliates.

(f) From and after the Closing Date, subject to the terms and conditions of any Collective Bargaining Agreements, Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, recognize, for eligibility, vesting and accrual purposes (other than benefit accruals under a defined benefit pension plan, other than the Accrued DB Benefits, or retiree medical plan) under the plans, programs and arrangements established or maintained by Purchaser or any of its Affiliates (including, after the Closing, the Companies), each Transferred Employee’s service with Seller and its Affiliates (including the Companies) and any of their respective predecessors; provided that no such recognition of service shall be required to the extent that it would result in a duplication of benefits.

(g) (i) Except as otherwise expressly provided in this Agreement, neither Purchaser nor any of its Affiliates (including, after the Closing, the Companies) shall assume or be obligated to pay, perform or otherwise discharge, and Seller and its Affiliates, as applicable, shall remain liable to pay, perform and discharge when due, all employment, labor, compensation, severance, redundancy, termination, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to each employee or former employee of Seller and its Affiliates (or any dependent or beneficiary thereof) who is not a Transferred Employee and Seller shall indemnify Purchaser for any such liability.

(ii) Seller and its Affiliates shall indemnify and hold harmless Purchaser and its Affiliates for any Losses incurred by Purchaser resulting from or arising out of any material change to Seller’s Benefit Plans solely with respect to those Employees of the Business or Former Employees of the Business (excluding Transferred Employees) covered by (or previously covered by) a Collective Bargaining Agreement for whom Seller has retained liability for post-retirement Retiree Medical Benefits under Section 5.06(c).  Any indemnification under this Section 5.06(g) shall be governed by Section 8.01(a)(ii) and such indemnification shall not expire until Seller’s retained liability for such post-retirement retiree medical or life insurance benefits has been paid, performed and discharged when due.

(iii) Purchaser or its Affiliates (including, after the Closing, the Companies) shall assume and shall be solely responsible for all liabilities that may result from claims made by any Employee of the Business for any severance, redundancy or similar termination payments or benefits arising out of, relating to or in connection with the employment or termination of employment of any Transferred Employee by Purchaser or any of its Affiliates (including, after the Closing, any Company) following the Closing.

(h) (i)  No later than the Closing Date, Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, have in effect one or more defined contribution plans that each include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (collectively, “Purchaser’s 401(k) Plan”) that will provide benefits to Transferred Employees participating in Seller’s 401(k) Savings Plan (“Seller’s 401(k) Plan”) as of the Closing Date.  Effective as of the Closing, but subject to the asset transfer specified in Section 5.06(h)(ii), Purchaser’s 401(k) Plan shall assume and be solely responsible for all liabilities for or relating to the Transferred Employees’ accounts in the Purchaser’s 401(k) Plan.  Purchaser or its Affiliates (including after the Closing, the Companies) shall be solely responsible for all ongoing rights of or relating to the Transferred Employees for future participation (including, but not limited to, the right to make contributions through payroll deductions) in Purchaser’s 401(k) Plan.

(ii) Effective as of or as soon as administratively practicable (but no later than ten days) after the Closing, Seller shall cause the account balances (including, but not limited to, any outstanding loan balances) in Seller’s 401(k) Plan attributable to the Transferred Employees to transfer to Purchaser’s 401(k) Plan in the form of (x) promissory notes, to the extent of the account balances of the Transferred Employees that represent outstanding loans or (y) cash, to the extent of the account balances of the Transferred Employees that do not represent outstanding loans of Transferred Employees.  Purchaser shall cause Purchaser’s 401(k) Plan to accept such transfer of accounts and underlying assets and, effective as of the date of such transfer, to assume and to fully perform, pay or discharge, the obligations relating to the accounts of Transferred Employees in accordance with any applicable legal requirements (including Section 414(l) of the Code).  The transfers shall be conducted in accordance with the terms of Seller’s 401(k) Plan, Section 414(l) of the Code, Treasury Regulation 1.414(l)-1 and Section 208 of ERISA.  In the event that any circumstance or any event arises or occurs prior to such transfer that could reasonably be expected to cause Seller’s 401(k) Plan to cease to be “qualified” within the meaning of Section 401(a) of the Code, Seller shall promptly notify Purchaser of such circumstance or event and in such case, Purchaser shall not be required to accept the transfer of accounts or any liability thereto, if such transfer would adversely affect the tax qualification of Purchaser’s 401(k) Plan and the parties shall cooperate in good faith to enable the transfer without adverse tax consequences.  Seller and Purchaser shall cooperate in good faith in implementing appropriate communications, transferring appropriate records and taking any other actions reasonably required to effectuate the provisions of this Section 5.06(h).

(i) (i) With respect to each defined benefit pension plan, program, agreement or arrangement that is qualified under Section 401(a) of the Code and that is sponsored or maintained by Seller or its Affiliates and in which any Employee of the Business participates (each, a “Business Pension Plan”), Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, have in effect a defined benefit pension plan that is intended to be qualified under Section 401(a) of the Code (each, a “Purchaser Pension Plan”) and a related trust that is exempt from tax under Section 501(a) of the Code (each, a “Purchaser Pension Plan Trust”).  Each Purchaser Pension Plan shall be established and maintained for the benefit of the Transferred Employees who participated in the corresponding Business Pension Plan as of immediately prior to the Closing, and each such Transferred Employee shall become a participant in such Purchaser Pension Plan.  Purchaser shall be responsible for taking or causing to be taken all necessary, reasonable and appropriate action to establish, maintain and administer a Purchaser Pension Plan so that it qualifies under Section 401(a) of the Code and a Purchaser Pension Plan Trust that is exempt from Federal income taxation under Section 501(a) of the Code.

(ii) No later than immediately prior to the Closing, Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, provide that each Purchaser Pension Plan shall assume all liabilities and obligations of Seller and its Affiliates for the benefits accrued by the Transferred Employees under the applicable Business Pension Plan as of immediately prior to the Closing (such benefits, collectively, the “Accrued DB Benefits”); provided that, for the period between the Closing and the applicable Transfer Date (as defined below), Seller or its Affiliates shall, to the extent permitted by applicable Law, cause the applicable Business Pension Plan to continue to make benefit payments to such Transferred Employees in respect of the Accrued DB Benefits.

(iii) Each Purchaser Pension Plan and each Purchaser Pension Plan Trust (and any successors to such plan and/or trust) shall (A) provide that with respect to assets transferred to such Purchaser Pension Plan from the applicable Business

Pension Plan in accordance with this Section 5.06(i), such assets shall be held by the applicable Purchaser Pension Plan Trust for the exclusive benefit of the participants in such Purchaser Pension Plan; (B) provide that the Accrued DB Benefits may not be decreased by amendment or otherwise, and (C) have terms and features (including employer contribution provisions and elections in respect of form of payment of Accrued DB Benefits) that are substantially identical to the applicable Business Pension Plan, such that each Business Pension Plan is substantially replaced by a corresponding Purchaser Pension Plan.

(iv) Effective as of the Closing Date and subject to this Section 5.06(i)(iv) with respect to each Purchaser Pension Plan, Seller and its Affiliates shall procure that the trustee of the applicable Business Pension Plan shall transfer to the trustee of such Purchaser Pension Plan assets equal to a reasonable estimate of the amount required to be transferred pursuant to Section 414(l) of the Code and Section 4044 of ERISA (which, for the avoidance of doubt, may be, if applicable, the “de minimis” amount pursuant to Treasury Regulation Section 1.414(l)-1(h)) using the actuarial assumptions and methodology deemed reasonable by Seller in its sole discretion (for the avoidance of doubt, such actuarial assumptions and methodology need not include the safe harbor assumptions specified in Section 414(l) of the Code or Section 4044 of ERISA), subject to any requirements under such Sections of the Code and ERISA (each such required amount, a “Section 4044 Amount” and each such reasonable estimate, an “Initial Pension Transfer Amount”).  For purposes of this Section 5.06(i)(iv), to the extent permitted by Law or regulation, the fair market value of the assets of the Business Pension Plans shall be based on actual market values as of the Closing.

(v) As soon as practicable following the Closing, but no later than 180 calendar days after the Closing Date, Seller shall provide to Purchaser (or an  actuary designated by Purchaser) (A) updated calculations of each Section 4044 Amount (each, a “Final Pension Transfer Amount”) determined by an enrolled actuary designated by Seller and (B) all information reasonably necessary to calculate such Final Pension Transfer Amount and to verify that such calculations have been performed in a manner consistent with Section 414(l) of the Code and Section 4044 of ERISA and in accordance with the Pension Principles.  Within 45 calendar days following receipt by Purchaser (or an actuary designated by Purchaser) of Seller’s actuary’s calculation of a Final Pension Transfer Amount and the information described in clause (B) of the preceding sentence, Purchaser shall notify Seller in writing if there is a good faith dispute as to whether Seller’s actuary’s calculation of such Final Pension Transfer Amount, as applicable, is in violation of applicable Law or regulation or contains errors of a mathematical nature or is not in accordance with the Pension Principles.  If Purchaser does not notify Seller of any such good faith dispute within such 45 calendar day period, the determination of Seller’s actuary shall become conclusive, final and binding.  If any such dispute remains unresolved for 45 calendar days following Seller’s receipt of such written notification from Purchaser (or within such longer period as Seller and Purchaser shall mutually agree), Seller and Purchaser shall (in writing) select and appoint an actuary (the cost of which shall be borne equally by

Seller and Purchaser), who shall make a final and binding determination of the applicable Final Pension Transfer Amount in accordance with applicable law or regulation.  Each of Seller and Purchaser shall be responsible for the cost of its own actuary.  Seller’s actuary shall be responsible for any required actuarial certification under Section 414(l) of the Code.

(vi) If the differential between an Initial Pension Transfer Amount and the applicable Final Pension Transfer Amount (each, a “Differential Amount”) is positive (i.e., an Initial Pension Transfer Amount is less than the applicable Final Pension Transfer Amount), then, within five Business Days following the final determination of the applicable Final Pension Transfer Amount, Seller and its Affiliates shall procure that the trustee of the applicable Business Pension Plan shall transfer to the trustee of the applicable Purchaser Pension Plan assets equal to the applicable Differential Amount, plus, for the period between the Closing and the date such assets are transferred (each, a “Transfer Date”), an interest increment on the applicable Differential Amount at the rate equal to the actual rate of return earned by the related trust, as determined by the trustee of the applicable Business Pension Plan, through the end of the calendar month preceding the applicable Transfer Date.  If a Differential Amount is negative (i.e., an Initial Pension Transfer Amount is more than the applicable Final Pension Transfer Amount), then, within five Business Days following the final determination of the applicable Final Pension Transfer Amount, Purchaser and its Affiliates shall procure that the trustee of the applicable Purchaser Pension Plan shall transfer to the trustee of the applicable Business Pension Plan assets equal to the applicable Differential Amount, plus, for the period between the Closing and applicable Transfer Date, an interest increment on the applicable Differential Amount at the rate equal to the actual rate of return earned by such Purchaser Pension Plan’s related trust, as determined by the applicable trustee, through the end of the calendar month preceding the applicable Transfer Date.  For purposes of this Section 5.06(i)(vi), to the extent permitted by Law or regulation, the fair market value of the assets of the Business Pension Plans shall be based on actual market values as of the Closing.

(vii) Seller and Purchaser shall reasonably cooperate to make any and all filings and submissions to the appropriate Governmental Entities required to be made by Seller or Purchaser in effectuating the provisions of this Section 5.06(i)(vii), with each of Seller and Purchaser fulfilling the requirements applicable to it, including (A) IRS Forms 5310-A in respect of the transfers of assets and (B) in the event that the Transactions constitute a “reportable event” (within the meaning of Section 4043 of ERISA) for which the 30-day notice has not been waived, timely notification of the Pension Benefit Guaranty Corporation and filing of all reports required in connection therewith.

(viii) Purchaser shall cause each Purchaser Pension Plan to recognize and maintain all existing elections, including, but not limited to, beneficiary designations, required minimum distributions, payment forms and other rights of alternate payees under qualified domestic relation orders as were in effect under the corresponding Business Pension Plan, unless and until changed or modified in accordance with the terms of the applicable plan or otherwise in accordance with applicable Law.  To the extent applicable, the provisions of this Section 5.06(i)(viii) shall apply to the Transferred Employees’ eligible dependents.  At or as soon as administratively practicable following the Closing, Seller shall provide to Purchaser copies of all such beneficiary designations, payment forms and all other documents, files and other information that Purchaser may need to administer each Purchaser Pension Plan in accordance with the terms of this Agreement and Seller shall cooperate in good faith with Purchaser to effectuate the provisions of this Section 5.06(i)(viii).

(j) (i) No later than the Closing Date, Purchaser shall, and shall cause its Affiliates (including, after the Closing, the Companies) to, have in effect plans that are “employee welfare benefit plans” within the meaning of Section 3(1) of ERISA (“Purchaser’s Welfare Plans”) to provide the benefits described in Section 5.06(d).  Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, (A) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all Purchaser’s Welfare Plans for the benefit of Transferred Employees, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have been applicable under a similar Benefit Plan or Benefit Agreement in effect immediately prior to the Closing and (B) provide full credit for any deductibles, out-of-pocket maximums or any other similar out-of-pocket payments made or incurred by Transferred Employees prior to the Closing Date for the plan year in which the Closing occurs.

(ii) Seller shall be, or shall cause its Affiliates (other than the Companies) to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (B) claims for short-term and long-term disability income benefits incurred by any Transferred Employee and (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee, in each case, prior to the Closing.  Purchaser shall be, or shall cause its Affiliates (including, after the Closing, the Companies) to be, responsible for all (I) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (II) claims for short-term and long-term disability income benefits incurred by any Transferred Employee and (III) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee, in each case, on or after the Closing under any Business Employee Benefit Plan.  Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred, subject to the terms and conditions of the applicable employee benefit plan, as follows:  (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) short and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits.

(iii) Seller and its Affiliates (other than the Companies) shall be responsible for all claims for workers compensation benefits or any other liabilities relating to any and all workers compensation claims, events and/or coverage, whether arising under any law of any state or otherwise, including any expenses that would be reimbursable or subject to a deductible under the applicable workers compensation policy (such liabilities, “Workers Compensation Liabilities”) that are incurred prior to the Closing by any Transferred Employee.  Purchaser and its Affiliates (including, after the Closing, the Companies) shall be responsible for all claims for workers compensation benefits that are incurred on or after the Closing by any Transferred Employee.  A claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the Workers Compensation Liabilities thereunder (the “Workers Compensation Event”) occurs, without regard to when such claim is reported by any Transferred Employee.  If the Workers Compensation Event occurs over a period both preceding and following the Closing, the claim and the Workers Compensation Liabilities thereunder shall be the joint responsibility of Seller and Purchaser and shall be equitably apportioned between Seller and Purchaser based upon the relative periods of time that the Workers Compensation Event transpired preceding and following the Closing.  Seller and Purchaser shall reasonably cooperate in the administration of any workers compensation claim to the extent that Seller or Purchaser, as applicable, is unable to administer a claim for which it has Workers Compensation Liabilities pursuant to this Section 5.06(j)(iii).

(iv) As of the Closing, Purchaser and its Affiliates (including, after the Closing, the Companies) shall be responsible for administering compliance with the requirements under Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, or similar state Law (“COBRA”), and the portability requirements under the Health Insurance Portability and Accountability Act of 1996 with respect to Transferred Employees and their eligible dependents.  Seller and its Affiliates (other than the Companies) shall assume or retain any obligations under the Benefit Plans to provide COBRA coverage to any former employees of the Companies and any of their respective eligible dependents who (A) are enrolled in COBRA continuation coverage as of the Closing Date or (B) with respect to whom a COBRA qualifying event occurred on or prior to the Closing Date.

(k) Purchaser shall, or shall cause its Affiliates to, have in effect as of the Closing Date flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (“Purchaser’s Cafeteria Plan”) that provide benefits to the Transferred Employees that are comparable to those provided to the Transferred Employees by the flexible spending reimbursement accounts under Seller’s Cafeteria Plan as of immediately prior to the Closing Date (“Seller’s Cafeteria Plan”).  Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to, cause Purchaser’s Cafeteria Plan to accept a spin-off of the flexible spending reimbursement accounts from flexible spending reimbursement accounts under Seller’s Cafeteria Plan and shall honor and continue through the end of the calendar year in which the Closing occurs the elections made by each Transferred Employee under Seller’s Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing.  Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies) to accept for reimbursement from the transferred flexible spending reimbursement accounts any eligible expense that was incurred at any time during the year in which the Closing occurs; provided that such expense was not already or will not be reimbursed by Seller’s Cafeteria Plan and there is a sufficient balance in such accounts to cover such expense; provided, further, that Purchaser’s obligation to reimburse Seller is subject to the receipt of adequate documentation, as reasonably requested by Purchaser, from Seller.  As soon as practicable following the Closing, Seller shall cause to be transferred from Seller’s Cafeteria Plan to Purchaser’s Cafeteria Plan the excess, if any, of the aggregate accumulated contributions to the flexible spending reimbursement accounts made during the year in which the Closing occurs by Transferred Employees over the aggregate reimbursement payouts made for such year from such accounts to the Transferred Employees.

(l) Following the Closing, Seller and its Affiliates shall retain the liability for retiree medical and retiree welfare benefits related to each Transferred Employee set forth on Section 5.06(l) of the Seller Disclosure Letter.

(m) Following the Closing, Seller and its Affiliates (excluding the Companies) shall retain sponsorship of all Benefit Plans, other than any Business Employee Benefit Plan, and all liabilities thereunder, and neither Purchaser nor any of its Affiliates (including, after the Closing, the Companies) shall have any liability with respect thereto.  Seller shall retain liability for each outstanding long-term incentive award held by a Transferred Employee that is granted under a long-term incentive plan maintained by Seller and its Affiliates.  Transferred Employees shall be treated as though involuntarily terminated by Seller and its Affiliates effective as of the Closing in accordance with the terms of Seller’s long-term incentive plan and the applicable outstanding long-term incentive award agreements.

(n) Purchaser shall, and shall cause its Affiliates (including, after the Closing, the Companies) to, comply with all applicable Laws, directives and regulations relating to the Transferred Employees, including providing any required notice under the Worker Adjustment and Retraining Notification Act of 1998 or any similar state, local or foreign Law which calls for advance notification, wage or benefits continuation in the event of layoffs, closure or all or part of a business or operation, or relocation of work (the “WARN Act”), with respect to events occurring after the Closing.  Seller shall, and shall cause each of its applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Employees of the Business, including providing any required notice under the WARN Act, with respect to events occurring prior to the Closing.

(o) In connection with the transaction, the parties agree that Purchaser shall, or shall cause its Affiliates (including, after the Closing, the Companies), as the continuing or successor employer, to assume the entire Form W-2, Form 1094 and Form 1095 reporting obligations for the Transferred Employees for the full calendar year in which the Closing occurs; provided that, within 30 days following the Closing (or, if earlier, by January 15 of the year following the year in which the Closing occurs), Seller shall provide to Purchaser, with respect to each Transferred Employee, all information for the period from the beginning of the calendar year in which the Closing occurs until the Closing Date necessary for Purchaser to complete such reporting obligations.

(p) To the extent permitted by applicable Law or Contract, Seller shall, and shall cause its Affiliates to, assign to Purchaser and its applicable Affiliates the right to enforce any provisions in any agreement to which any Transferred Employee or Employee of the Business who is not a Transferred Employee is bound, to the extent such provision relates primarily or exclusively to the Business, including any assignment of inventions, work made for hire, confidentiality, non-competition or non-solicitation provisions contained in any such agreements.

(q) Notwithstanding anything in this Agreement to the contrary and subject to any judicial challenge or appeal undertaken by Seller or its Affiliates, in the event that an arbitration or judicial decision orders that a Former Employee of the Business be reinstated to employment with back pay, Seller or its Affiliates shall be responsible for the back pay and any other pre-reinstatement monetary damages or other relief awarded (including benefits-related relief), and Purchaser or its Affiliates (including, after the Closing, the Companies) shall be responsible for the reinstatement of the Former Employee of the Business in accordance with the terms and conditions of the decision; provided, that Seller shall update Section 9.06(b)(viii) of the Seller Disclosure Letter no less frequently than monthly prior to the Closing Date and shall also deliver to Purchaser an updated Section 9.06(b)(viii) of the Seller Disclosure Letter on the Closing Date.  Upon any reinstatement, such Former Employee of the Business shall cease to be a Former Employee of the Business and shall become a Transferred Employee, Purchaser or its Affiliates (including, after the Closing, the Companies) shall have the obligations in respect of such Former Employee of the Business that it has to the Transferred Employees generally and Seller and Purchaser shall in good faith take such actions as shall be necessary or appropriate to implement the provisions of this Section 5.06(q) and of this Agreement with regard to such newly characterized Transferred Employee.  For the avoidance of doubt, Seller shall remain solely liable and shall indemnify Purchaser for any liabilities, including Retiree Medical Benefits and any defined benefit pension plan liabilities, and upon written request Seller shall promptly pay to Purchaser the amount of any such Retiree Medical Benefits and defined benefit pension plan liability that would otherwise be an obligation of Seller had such Former Employee of the Business not been reinstated.

(r) Nothing contemplated by this Section 5.06 shall be construed as (i) conferring upon any Person (including any Transferred Employee), other than the parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) establishing, or constituting an amendment, modification or termination of, or an undertaking to amend, establish, modify or terminate, any compensation or benefit plan, program, agreement or arrangement, (iii) requiring Purchaser or any of its Affiliates to be obligated to continue the employment of any Transferred Employee for any period of time after the Closing Date, or (iv) altering or limiting the rights of Seller and its Affiliates or Purchaser and its Affiliates (including the Companies) to terminate the employment of any Employee of the Business or to amend, modify or terminate any compensation or employee benefit plan, program, agreement or arrangement.

SECTION 5.07     Tax Matters.

(a) Tax Returns; Payment of Taxes.  Purchaser and Seller agree that:

(i) In the case of any Pre-Closing Tax Return that is required by applicable Law to be filed on or before the Closing Date, Seller shall (x) timely file, or cause to be filed, such Tax Return with the relevant Taxing Authority and (y) timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Tax Return.  Each such Tax Return (other than a Seller Consolidated Return or a Tax Return required to be included in (or filed with) a Seller Consolidated Return) shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law.  Seller shall also prepare and file all Tax Returns for the Companies that are required to be included in (or filed with) a Seller Consolidated Return.

(ii) In the case of any Pre-Closing Tax Return that is required by applicable Law to be filed after the Closing Date (other than a Seller Consolidated Return), Seller shall prepare, or cause to be prepared, such Tax Return in a manner consistent with past practice, except as otherwise required by applicable Law.  Seller shall (A) deliver such Tax Returns to Purchaser (I) at least 30 calendar days prior to the due date of such Tax Return (accounting for any applicable extensions) in the case of a Tax Return relating to income Taxes and (II) within a reasonable period of time (and in any event no later than five calendar days) before such Tax Return is due in the case of a Tax Return relating to Taxes other than income Taxes, and (B) consider in good faith any comments of Purchaser with respect to any such Tax Return (other than a Tax Return required to be included in (or filed with) a Seller Consolidated Return).  Purchaser shall timely file, or cause to be filed, a Tax Return delivered in accordance with this Section 5.07(a)(ii) with the relevant Taxing Authority; provided that Purchaser shall file such Tax Return in substantially the same form as that delivered by the Seller, after Seller has reflected any comments of Purchaser that Seller agrees with in good faith.  Seller shall, no later than five calendar days before any payment with respect to such Tax Return is due, remit to Purchaser any Taxes shown as due on such Tax Returns, and Purchaser shall timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Tax Return.

(iii) In the case of any Straddle Period Tax Return (other than a Seller Consolidated Return), Purchaser shall prepare, or cause to be prepared, such Tax Return and deliver to Seller for review and comment (A) at least 30 calendar days prior to the due date of such Tax Return (accounting for any applicable extensions) in the case of a Tax Return relating to income Taxes and (B) within a reasonable period of time (and in any event no later than five calendar days) before such Tax Return is due in the case of a Tax Return relating to Taxes other than income Taxes, and Seller shall thereafter, and in any event, no later than five calendar days (or, if such date is within five calendar days of Purchaser’s delivery of such Tax Return, as promptly as practicable thereafter) before any payment with respect to such Tax Return is due, remit to Purchaser any Taxes shown on such Tax Returns that are attributable to a Pre-Closing Tax Period.  If Seller disputes any item on a Tax Return relating to a Pre-Closing Tax Period, it shall notify Purchaser of such disputed item (or items) and the basis for its objection.  Purchaser and Seller shall negotiate in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed.  If the parties cannot resolve any disputed item, the item in question shall timely (whether before or after filing of the relevant Tax Return) be referred to, and resolved by, the Independent Expert in accordance with the procedures and rules set forth in Section 1.04(c)–(f), applied mutatis mutandis.  Until such disputed item is resolved by the Independent Expert, Purchaser shall not file the relevant Tax Return without Seller’s prior written consent, not to be unreasonably withheld, conditioned or delayed, and the relevant Tax Return shall thereafter be adjusted (or amended, if previously filed) to reflect its resolution and filed by Purchaser accordingly.

(iv) Purchaser shall not, and shall not cause or permit any Company to, (A) amend, re-file or otherwise modify any Tax Return for any Pre-Closing Tax Period or any Straddle Period Tax Return, (B) make or change any Tax election in respect of any Pre-Closing Tax Period or any Straddle Period, (C) take any action outside the ordinary course of business on the Closing Date after the Closing or (D) extend any applicable statute of limitations with respect to a Pre-Closing Tax Return (other than any such extension that is agreed to in the context of a Tax Proceeding in accordance with Section 8.08), in each case without Seller’s prior written consent, not to be unreasonably withheld, conditioned or delayed, to the extent such action would have the effect of increasing Taxes with respect to a Pre-Closing Tax Return or the pre-closing portion of any Straddle Tax Period Return.

(b) Cooperation.  Seller and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing Tax Returns of any Company, including by maintaining and making available to each other any records reasonably necessary in connection with any Tax Return of any Company or any Tax dispute or audit relating to Taxes of any Company.  Notwithstanding anything to the contrary herein, Seller shall not be required to provide Purchaser with a copy of, or otherwise disclose the contents of, any Seller Consolidated Return.  Purchaser shall, and shall cause the Companies to, (i) retain until 60 calendar days after the expiration of the applicable statute of limitations (taking into account any applicable extensions) all accounting and Tax records relating to any Tax Return of a Company for a Pre-Closing Tax Period and (ii) allow Seller and its Affiliates, agents and representatives, at Seller’s expense and at times and dates mutually acceptable to the parties, to inspect, review and make copies of such Pre-Closing Tax Period records and information as Seller may reasonably deem necessary or appropriate from time to time.

(c) Refunds and Credits.  Purchaser and Seller agree that any refund or credit of Taxes of any Company (x) for any Pre-Closing Tax Period (other than any such refund or credit that results from the carryback of losses, credits or similar items of a Company from a Post-Closing Tax Period) shall be for the account of Seller and (y) for any Post-Closing Tax Period (including such refunds or credits as are described in the parenthetical to clause (x)) shall be for the account of Purchaser.  Purchaser shall, if Seller so reasonably requests and at Seller’s expense, file for and obtain, or cause the Companies to file for and obtain, any refunds or credits to which Seller is entitled under this Section 5.07(c).  Except as provided in the immediately preceding sentence, (A) Purchaser shall not file for and obtain, or cause the Companies to file for and obtain, any refunds or credits solely with respect to any Pre-Closing Tax Period (other than a Straddle Period) and (B) Purchaser shall not file for and obtain, or cause the Companies to file for and obtain, any refunds or credits with respect to a Straddle Period without the consent of the Seller, not be unreasonably withheld, conditioned or delayed; provided, that Seller’s consent shall be deemed to not be unreasonably withheld if Seller reasonably believes that a claim for a refund or a credit would likely trigger the initiation of an audit by the relevant Taxing Authority.  If a party or any of its Affiliates receives any refund or credit of Taxes to which the other party is entitled under this Section 5.07(c), such party shall pay to the other party the amount of any such refund within 10 calendar days of receipt of the refund or the amount of any such credit within 10 calendar days after the credit is allowed or applied against such party’s Tax liability, net of any costs or expenses (including Tax costs) imposed with respect thereto; provided, however, that if any portion of such refund or credit is subsequently disallowed by any Taxing Authority, then amounts previously paid pursuant to this Section 5.07(c) in respect thereof shall be promptly reimbursed by the payee party to the payor party.

(d) Tax Sharing Agreements.  Seller shall cause all Tax sharing or indemnification agreements (other than agreements entered into in the ordinary course of business the primary purpose of which is not the allocation or sharing of Taxes) (such agreements, “Tax Sharing Agreements”) between or among Seller or any of its Subsidiaries (other than any Company), on the one hand, and any Company, on the other hand, to terminate on or before the Closing Date.

(e) Tax Certificates. At the Closing, Seller shall deliver or cause to be delivered to Purchaser the applicable certificates of non-foreign status pursuant to Treasury Regulation Section 1.1445-2(b)(2), in form and substance reasonably satisfactory to Purchaser, duly completed and executed and dated not more than 30 calendar days prior to the Closing Date.

(f) Purchase Price Allocation.  Purchaser shall prepare and deliver to Seller a schedule allocating the Purchase Price (and any other amounts treated as paid in consideration for the Companies for applicable Tax purposes) (x) to each Company and (y) for each Company, among its assets (collectively, the “Purchase Price Allocations”) within 90 calendar days after the Closing Date.  For the avoidance of doubt, for purposes of this Section 5.07(f), the term Purchase Price as used herein shall take into account any adjustments to the Purchase Price in accordance with Section 1.04, which adjustments shall be incorporated into the Purchase Price Allocations when finalized in accordance with the terms thereof.  The Purchase Price Allocations shall be prepared in good faith in accordance with Section 1060 of the Code and the Treasury Regulations thereunder or applicable state Tax Law.  Seller shall have the right to review and raise any objections in writing to the Purchase Price Allocations during the 30 calendar-day period after receipt thereof.  If Seller does not raise any objections within such 30 calendar-day period, Seller shall be deemed to have agreed to Purchaser’s Purchase Price Allocations and such Purchase Price Allocations shall be final, conclusive and binding upon the parties.  If Seller raises an objection in writing within such 30 calendar-day period, the parties shall negotiate in good faith to resolve the dispute.  If the parties are unable to resolve the dispute within 30 calendar days after the commencement of such negotiations, then the Independent Expert shall be engaged to review the Purchase Price Allocations and to finally resolve all disputes.  The determination of the Independent Expert regarding the Purchase Price Allocations shall be delivered as soon as practicable following engagement of the Independent Expert, but in no event more than 60 calendar days thereafter, and shall, absent manifest error, be final, conclusive and binding upon Seller and Purchaser.  The cost of the Independent Expert shall be shared in accordance with the terms of Section 1.04(f).  Purchaser and Seller agree to (x) be bound by the Purchase Price Allocations determined to be final by this Section 5.07(f) (the “Final Purchase Price Allocations”), (y) act in accordance with the Final Purchase Price Allocations in the preparation and filing of all Tax Returns and (z) take no position inconsistent with the Final Purchase Price Allocations for all Tax purposes (unless and to the extent required to do so pursuant to a determination (as defined in Section 1313(a) of the Code or any similar U.S. state or local Tax provision)).  The parties shall, in good faith, make adjustments to the Final Purchase Price Allocations as necessary to account for any subsequent adjustment to the Purchase Price pursuant to this Section 5.07 or Article VIII (Indemnification).  In the event that any Taxing Authority disputes the Final Purchase Price Allocations, Seller or Purchaser, as the case may be, shall promptly notify the other parties in writing of the nature of such dispute.

(g) Tax Treatment of Payments.  Any payment made under this Section 5.07 shall be treated as an adjustment to the Purchase Price for Tax purposes.

(h) Survival.  The covenants and agreements contained in this Section 5.07 shall survive the Closing until the expiration of the applicable statute of limitations.

SECTION 5.08     Transfer Taxes.  All sums payable under this Agreement are exclusive of Transfer Taxes.  All Transfer Taxes imposed or levied by reason of, in connection with or attributable to this Agreement and the other Transaction Agreements or the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the transactions described in paragraph 1(e) of the Reorganization Plan) shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller to the extent that such Transfer Taxes in the aggregate equal an amount that is not more than $6,000,000.  Transfer Taxes described in the immediately preceding sentence in excess of $6,000,000 shall, to the extent of such excess, be borne one hundred percent (100%) by Seller.  Seller and Purchaser further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority as may be necessary to mitigate, reduce or eliminate any such Transfer Taxes. Purchaser and Seller shall reasonably cooperate to prepare and timely file any Tax Returns relating to such Transfer Taxes.  If either Seller or Purchaser receives any refund, credit or recovery of any Transfer Tax that was shared by the parties in accordance with this Section 5.08, such party shall promptly pay to the other party such other party’s share of such refund, credit or recovery, net of any reasonable third party out-of-pocket costs and expenses.

SECTION 5.09     Publicity.  No press release or other public announcement concerning the Transactions shall be issued by a party or such party’s Affiliates without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such press release or public announcement may be required by applicable Law, Judgment or any Governmental Entity, in which case the party required to make the press release or public announcement shall allow the other party reasonable time to comment thereon in advance of such issuance.  The parties agree that any press releases to be issued with respect to the execution and delivery of this Agreement or the consummation of the Transactions shall be in the form, of substance and with timing agreed upon by Seller and Purchaser (the “Announcements”).  Notwithstanding the foregoing, (a) this Section 5.09 shall not apply to any press release or other public announcement made by any of the parties hereto which is consistent with the Announcements and the terms of this Agreement and does not contain any information relating to Seller, Purchaser, the Companies or the Business that has not been previously announced or made public in accordance with the terms of this Agreement and (b) each of Seller and Purchaser may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the Transactions.  The provisions of this Section 5.09 shall not apply to communications by any party to its counsel, accountants, prospective Lender Related Parties (including communications with respect to communications made in connection with Purchaser’s financing efforts), other professional advisors, its limited partners and investors or its prospective limited partners and investors, in each case who are subject to customary confidentiality obligations.

SECTION 5.10     Intellectual Property Matters.  (a) Except as expressly provided in this Section 5.10 or in any other Transaction Agreement, no right, title or interest to or under the Names or the Seller IP is being transferred or licensed by this Agreement, either expressly, by implication, estoppel or otherwise.

(b) To the extent Seller has the necessary rights, without violating any law, regulation, or court order, or the terms of any agreement with another Person, and without obligating Seller to make any payment or provide other consideration to another Person, Seller, on behalf of itself and its Affiliates as of the Closing Date (other than the Companies) hereby grants to Purchaser and the Companies (the “Purchaser IP Parties”) a perpetual, irrevocable, non-terminable, royalty-free, worldwide, non-exclusive, non-transferable (except as provided in this Section 5.10(b)) and non-sublicensable (except as provided in this Section 5.10(b)) license under the Seller IP to make, have made, use, offer for sale, sell, have sold, import, export, distribute, reproduce, prepare derivative works, publicly display, publicly perform, lease, transfer, dispose of, commercialize, service, maintain, repair and otherwise exploit any products or services of the Purchaser IP Parties within the field of the Business.  Transfer of any Seller IP by Seller or any of its Affiliates shall be made subject to the license grant in this Section 5.10(b).  Purchaser may transfer the license provided in this Section 5.10(b), in whole or in part, to the acquirer of the part of the Business to which the license relates.The parties hereto intend and agree that, for purposes of Section 365(n) of the U.S. Bankruptcy Code (and any amendment thereto) and any equivalent Law in any foreign jurisdiction, the license in this

Section 5.10(b) will be treated as a license to intellectual property (as defined in Section 101(35A) of the U.S. Bankruptcy Code).

(c) Purchaser, for itself and its Affiliates (including, after the Closing, the Companies), acknowledges and agrees that as between the parties hereto, Seller or its Subsidiaries have the exclusive right to use and display any and all of the Names and except as otherwise expressly provided in this Section 5.10 or in any other Transaction Agreement, neither Purchaser nor any of its Affiliates (including, after the Closing, the Companies) shall, as of the Closing, have any rights in or to the Names, including to use the Names in any manner, or to register or seek to register, or to permit, cause or assist any third party to register or to seek to register, any of the Names or any marks confusingly similar to any of the Names in any jurisdiction.

(d) With respect to the Names:

(i) Except as expressly provided in this Section 5.10(d), Purchaser shall, and shall cause its Affiliates (including after the Closing, the Companies) to, as soon as reasonably practicable but no later than one hundred twenty (120) calendar days after the Closing, (A) cease and discontinue any and all uses of the Names, (B) delete or destroy any and all materials under their control that contain the Names and (C) cause each Company to, as applicable, change its corporate or company name, seals and certificates to remove any references to the Names and file as promptly as practicable in each jurisdiction in which each Company is qualified to do business all documents necessary to reflect such change of name or to terminate its qualification in such jurisdiction under such name.  Subject to this Section 5.10(d), in the event Seller identifies any non-compliance with this Section 5.10(d)(i), Seller will provide written notice of such non-compliance to Purchaser and Purchaser shall have a period of thirty (30) calendar days to cure such non-compliance.  For the avoidance of doubt, the foregoing obligations shall not require Purchaser to cease and discontinue use of or delete or destroy materials to the extent such actions are not reasonably practicable (e.g., manhole covers).

(ii) Notwithstanding the foregoing, the Companies shall, for a period of six (6) months after the Closing (the “Transition Period”), be entitled to use the Names in the same manner as such Names were used in the Business as of the Closing; provided, that Purchaser may sell or distribute in the ordinary course of business any inventory that exists as of the Closing until the exhaustion of such inventory; provided, further, that beginning immediately following the Closing, Purchaser shall ensure that any use of the Names in connection with the Business displays (A) the New Name together with the applicable Name and appearing in more prominent fashion than such Name, (B) an accompanying statement identifying the New Name as the name of the business formerly known by the applicable Name and (C) all materials containing the New Name together with any Name are destroyed prior to the end of the Transition Period.  Seller shall (and shall cause its Affiliates to) mail, distribute, display or otherwise provide the co-branded materials described in the foregoing proviso as reasonably directed by

Purchaser for a period of sixty (60) calendar days prior to the Closing.  Subject to the name usage rights provided for in this Section 5.10, as of and following the Closing, Purchaser shall, and shall cause its Affiliates (including the Companies) to, cease to, and not at any time thereafter, hold themselves out as having any affiliation or association with Seller or any of its Affiliates.

(iii) Notwithstanding the foregoing, neither Purchaser nor any of its Affiliates shall be in breach of this Section 5.10(d) if, after the Closing, Purchaser or any of its Affiliates (A) uses the Names in a nominative manner in textual sentences referencing the historical relationship between Seller and its Affiliates, on the one hand, and the Companies, on the other hand, which references are factually accurate, (B) retains copies of any books, records or other similar internally-focused materials that, as of the Closing, contain or display the Names and such copies are used solely for internal or archival purposes (and not public display), (C) uses the Names in internal tax, legal, employment or similar records, (D) uses equipment and other similar articles of the Business as of the Closing, notwithstanding that they may bear one or more of the Names (provided that it is not reasonably practicable to remove or cover the applicable Names after Purchaser’s use of reasonable efforts to do so), (E) uses tools, drawings, manuals, work sheets, operating procedures, other written or electronic data, materials or assets (including computer source code) for internal purposes only in connection with the Business, notwithstanding that they may bear one or more of the Names or (F) uses the Names to comply with applicable Laws or for litigation, regulatory or corporate filings and documents filed by Purchaser or any of its Affiliates with any Governmental Entity.  Further, neither Purchaser nor any of its Affiliates shall be in breach of this Section 5.10(d) by reason of (x) the appearance of the Names in or on any publications, marketing materials, brochures, instruction sheets, equipment or products that were distributed in the ordinary course of business prior to the Closing or (y) the sale by distributors unaffiliated with Purchaser of inventory containing any Name that is held by such distributor as of the date that is up to six months following the Closing.

(e) Any and all goodwill arising in connection with the use of the Names by Purchaser or its Affiliates (including, after the Closing, the Companies), shall inure solely to the benefit of Seller.

(f) Neither Purchaser nor any of its Affiliates (including, after the Closing, the Companies) shall contest the use, ownership or validity of any rights of Seller or its Subsidiaries in or to the Names or (to the extent not a Transferred Asset) the Seller IP that exists as of the Closing.

(g) (i) Seller shall use commercially reasonable efforts to obtain, or to cause to be obtained, any Consent, approval or amendment required for the assignment, assumption, transfer, conveyance and delivery of the Verizon IP Rights (for the avoidance of doubt, as in effect on the date hereof) to Purchaser or one of its Affiliates as promptly as practicable following the date hereof and (ii) to the extent Seller seeks an extension of the applicable term of any Verizon IP Agreement for use in connection with the operation of the Seller Business, Seller will provide written notice of such decision to Purchaser, and at the request of Purchaser, Seller shall also use commercially reasonable efforts to obtain a corresponding extension of the applicable term related to the applicable Verizon IP Rights (other than the Verizon IP Rights granted pursuant to the Trademark License Agreement) for use by Purchaser in connection with the operation of the Business; provided that Seller shall not be obligated to pay any consideration or grant any concession to Verizon or any other party in order to obtain any extension of Purchaser’s right to use the applicable Verizon IP Rights in connection with the operation of the Business, and Purchaser shall be responsible for making any such payment or concession to Verizon.

(h) If Seller is not granted (or elects not to pursue) an extension to the Verizon IP Agreements as described in Section 5.10(g), and implements any workarounds, modifications or adjustments to its video delivery system  to ensure the same features, functionality and quality for such video delivery system or otherwise without the use of the Verizon IP Rights (other than the Verizon IP Rights granted pursuant to the Trademark License Agreement) (the “System Workarounds”), Seller shall cause the System Workarounds to be made available to Purchaser and its Affiliates’ systems, including by granting Purchaser and its Affiliates a non-exclusive, perpetual, irrevocable, non-terminable, royalty-free, worldwide, transferable and sublicensable license to use any Software (including source code) and other Intellectual Property owned by Seller or any of its Affiliates and used in the System Workarounds; provided that (i) Purchaser has not altered the operation of its Systems in a manner that would materially and adversely affect Seller’s ability to make the System Workarounds available to Purchaser in accordance with this Section 5.10(h), (ii) to the extent necessary, Purchaser shall secure, at its own cost, its own licenses to any third party Software used in the System Workarounds, (iii) Purchaser shall pay any third party costs necessary to harmonize any Software developed or used by Seller in the Systems Workaround to Purchaser’s systems and (iv) Purchaser shall reimburse Seller for any reasonable and documented actual incremental costs and expenses incurred by Seller or any of its Affiliates in connection with making the Systems Workaround available to Purchaser pursuant to this Section 5.10(h).

SECTION 5.11     Records.  (a)(i) Purchaser recognizes that certain records of the Companies may contain information relating to Subsidiaries, divisions and businesses of Seller and its Affiliates other than the Companies or the Business, and that Seller and its Affiliates may, subject to Section 5.16 (Confidentiality), retain copies thereof and (ii) Seller recognizes that certain records of the Seller Group may contain information relating to the Companies or the Business, and that Purchaser and its Affiliates (including, after the Closing, the Companies) may, subject to Section 5.03 (Confidentiality), retain copies thereof.

(b) From and after the Closing, (i) Purchaser shall, and shall cause the Companies to, retain, for at least seven years after the Closing Date, all books, records and other documents pertaining to the Business that are retained by the Companies or are obtained by Purchaser hereunder, as the case may be, that relate to the period prior to the Closing Date, except for Tax Returns and related documentation which shall be governed by Section 5.07(b) (Cooperation), and to make the same available after the Closing Date for inspection and copying by Seller and its Affiliates, and (ii) Seller shall, and shall cause the other members of the Seller Group to, retain, for at least seven years after the Closing Date, all books, records and other documents pertaining to the Business that are retained by the Seller Group that relate to the period prior to the Closing Date, except for Tax Returns and related documentation which shall be governed by Section 5.07(b) (Cooperation), and to make the same available after the Closing Date for inspection and copying by Purchaser and its Affiliates (including the Companies), in each case of clauses (i) and (ii), during regular business hours, upon reasonable notice and upon reasonable request for (A) concluding Seller’s and its Affiliates’ involvement in the Business, (B) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Proceeding by or before any court or other Governmental Entity (except for any claim made by one party hereto against the other party hereto), (C) preparing reports to any Governmental Entity or (D) preparing and delivering any accounting or other statement (whether provided for under this Agreement or otherwise).

SECTION 5.12     Non-Solicitation.  (a) Prior to the Closing, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage, or take any other action to knowingly facilitate, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Purchaser or any of its Affiliates) any information with respect to, or otherwise cooperate in any way with, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal or (iii) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting or contemplating any Alternative Proposal.

(b) No later than five Business Days after the date of this Agreement, Seller shall, or shall cause its representatives to, (i) terminate any access to any data room (real or virtual) established by Seller or its representatives in connection with the Transactions or any other proposed strategic transaction to the extent involving the Business; (ii) send out notices to any third party (other than Purchaser’s Affiliates or its representatives) that has executed a confidentiality or non-disclosure agreement in connection with any proposed strategic transaction to the extent involving the Business and received Business Confidential Information to return or destroy such Business Confidential Information in accordance with the terms of such confidentiality or non-disclosure agreement and use its commercially reasonable efforts to enforce the confidentiality obligations and other rights thereunder.

SECTION 5.13     Indemnification of Directors and Officers.  (a) Purchaser agrees (i) that all rights to indemnification and/or advancement of expenses now existing in favor of the directors, officers, employees and agents of any Company (each, an “Indemnitee” and collectively, the “Indemnitees”), as provided in the organizational documents of such Company in effect as of the date of this Agreement, in each case with respect to any matters occurring prior to the Closing, shall survive the Closing and shall continue in full force and effect and (ii) that Purchaser shall cause the Companies to perform and discharge their respective obligations to provide such indemnification and/or advancement of expenses following the Closing.  Any indemnification and liability limitation or exculpation provisions contained in the organizational documents of the Companies shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were Indemnitees, unless such modification is required by applicable Law.

(b) The provisions of this Section 5.13 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, their heirs and their personal representatives and shall be binding on all successors and assigns of Purchaser and the Companies, and may not be terminated or modified in any manner adverse to such Persons without their prior written consent, unless such termination or modification is required by applicable Law.

SECTION 5.14     Insurance.  (a) Following the Closing, to the extent that (i) any insurance policies owned or controlled by any member of the Seller Group and provided by a Person who is not an Affiliate of Seller (collectively, “Seller Insurance Policies”) cover any Loss in respect of any of the Companies, the Transferred Assets or the Assumed Liabilities to the extent arising out of, relating to or resulting from occurrences prior to the Closing and (ii) the Seller Insurance Policies permit claims to be made thereunder with respect to such Losses arising out of, relating to or resulting from occurrences prior to the Closing (“Business Claims”), at Purchaser’s cost and expense (including any increased retrospective premiums, deductible and other retention amounts and any other reasonable out-of-pocket costs and expenses related to such Business Claims), Seller shall, and shall cause the other members of the Seller Group to, (1) reasonably cooperate with Purchaser (upon Purchaser’s reasonable request) in submitting Business Claims (or pursuing claims previously made) on behalf of Purchaser or such Subsidiary, as applicable, under any Seller Insurance Policy and (2) not relinquish any of its rights, or take any actions (other than the making of claims under the Seller Insurance Policies) that could reasonably be expected to reduce or otherwise limit the available coverage for any Business Claims under any of the Seller Insurance Policies; provided, however, that Purchaser acknowledges and agrees that (A) none of Seller or any other member of the Seller Group shall be responsible for any Losses that are “self-insured” by Seller or any other member of the Seller Group as of immediately prior to the Closing, that are within any applicable deductible or retention amounts under any Seller Insurance Policy, (B) none of Seller or any other member of the Seller Group shall be liable to Purchaser or any of its Subsidiaries (including, after the Closing, the Companies) for any Losses or other amounts hereunder if any insurance company that has issued any Seller Insurance Policy fails to pay such losses or amounts as a result of, or in connection with, the filing or declaration of, or institution of proceeding for, any type of bankruptcy (whether voluntary or involuntary), insolvency or the commencement of any similar action or proceeding or otherwise, and (C) the Seller Group may, at any time after the Closing, without liability or obligation to Purchaser or its Subsidiaries, including, after the Closing, the Companies, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Seller Insurance Policy, in each case, solely with respect to the period following the Closing.  Nothing in this Section 5.14(a) shall relieve Purchaser or any of its Subsidiaries (including, after the Closing, the

Companies) from any obligations with respect to the Assumed Liabilities or any other Losses.

(b) The parties agree that, except as set forth in Section 5.14(a), from and after the Closing Date, the coverage under all insurance policies related to the Business and arranged or maintained by Seller or its Affiliates is only for the benefit of Seller and its Affiliates (other than the Companies), and not for the benefit of Purchaser or the Business, and Purchaser agrees to arrange for its own insurance policies with respect to the Business and, without prejudice to any right of indemnification pursuant to this Agreement, agrees not to seek, through any means, to benefit from any of Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Business.

SECTION 5.15     Settlement of Intercompany Indebtedness.  Prior to the Closing, Seller shall cause all intercompany indebtedness, accounts and balances between and among any Company, on the one hand, and Seller and its Affiliates (other than the Companies), on the other hand, to be eliminated (which may include the netting of receivables and payables, contributions to equity and dividends) without any liability to Purchaser, or after the Closing, the Companies.

SECTION 5.16     Confidentiality.  (a) From and after the Closing, Seller shall, and shall cause its Affiliates and its and their respective officers, directors, employees, agents and representatives to, keep strictly confidential and not disclose to any other Person, or use for their own benefit or the benefit of any other Person, any Business Confidential Information; provided, however, that Seller may disclose, or may permit disclosure of, Business Confidential Information (i) to its or its Affiliates’ respective officers, directors, employees, agents or representatives who have a need to know such information for purposes of fulfilling their obligations hereunder or under another Transaction Agreement and are informed of their obligation to hold such information confidential to the same extent as is applicable to Seller and in respect of whose failure to comply with such obligations, Seller will be responsible, (ii) if Seller, its Affiliates or their respective officers, directors, employees, agents or representatives are requested or compelled to disclose any such Business Confidential Information by judicial or administrative process or by other requirements of applicable Law or (iii) in connection with any Proceeding to enforce such Party’s rights under this Agreement or any Transaction Agreement.  Notwithstanding the foregoing, in the event that any Business Confidential Information is requested, compelled or required to be disclosed pursuant to clause (ii) above, Seller shall (x) to the extent legally permissible and reasonably practicable, promptly notify Purchaser of the existence of such request or requirement and the disclosure that is expected to be made in respect thereto in each case with sufficient specificity so that Purchaser may, at its expense, seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 5.16 and (y) if requested by Purchaser (at Purchaser’s sole cost and expense), assist Seller in seeking a protective order or other appropriate remedy with respect to such request or requirement.  If such a protective order or other remedy or the receipt of a waiver by Purchaser is not obtained and Seller or any of its Affiliates or their respective officers, directors, employees, agents or representatives is nonetheless required by such judicial or administrative process or applicable Law to disclose any Business Confidential Information, Seller (or such Affiliate or officer, director, employee, agent or representative) may, after compliance with the immediately preceding sentence of this Section 5.16, disclose only that portion of the Business Confidential Information which is required to be disclosed; provided, however, that Seller and, if appropriate, such Affiliate or such officer, director, employee, agent or representative, exercise its commercially reasonable efforts to preserve the confidentiality of such Business Confidential Information, including by obtaining reasonable assurances that confidential treatment shall be accorded any Business Confidential Information so disclosed.  Notwithstanding any disclosure of Business Confidential Information pursuant to clause (ii) above, Seller and its Affiliates and their respective officers, directors, employees, agents and representatives will continue to be bound by their obligations of confidentiality (including with respect to any Business Confidential Information disclosed pursuant to clause (ii) above), non-disclosure, restriction on use and other obligations under this Section 5.16.

(b) As used in this Agreement, “Business Confidential Information” means all non-public information included in the Transferred Assets or otherwise used or held for use in or related to the Business, except that “Business Confidential Information” shall not include information which (1) is or becomes generally available to the public (other than as a result of its disclosure in violation of Section 5.16(a) above) or (2) after the Closing Date, is lawfully made available or known to Seller or its Affiliates by a Person not subject to any duty of confidentiality to Purchaser or its Affiliates or their representatives.

(c) Notwithstanding anything to the contrary set forth herein, Seller shall be deemed to have satisfied its obligations hereunder with respect to Business Confidential Information if it exercises the same degree of care (but no less than a reasonable degree of care) as it takes to preserve confidentiality for its own similar information, materials or other documents.

SECTION 5.17     Resignations.  Seller shall cause to be delivered to Purchaser on the Closing Date resignation letters of such members of the board of directors (or comparable governing body) of each Company and officers of each Company which have been requested in writing by Purchaser at least three Business Days prior to the Closing Date, such resignation letters to be in form and substance reasonably acceptable to Purchaser and Seller.

SECTION 5.18     Financing.  (a) Purchaser shall use, and shall cause its Affiliates to use, reasonable best efforts (taking into account the expected timing of the Marketing Period) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Financing Letters, including using reasonable best efforts to (i) maintain in effect and comply with the Financing Letters, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Financing Letters (or on terms not materially less favorable to Purchaser than the terms and conditions (including market flex provisions) set forth in the Financing Letters), (iii) satisfy (and cause its Affiliates to satisfy) (or, if deemed advisable by Purchaser, seek the waiver of) on a timely basis all conditions applicable to Purchaser and its Affiliates in the Financing Letters and the definitive agreements relating to the Financing, (iv) consummate the Financing at or prior to the Closing, including using its (and causing its Affiliates to use)

reasonable best efforts to cause the Lenders and the other Persons committing to fund the Financing to fund the Financing at the Closing, (v) enforce its rights and remedies under the Financing Letters and the definitive agreements relating to the Financing and (vi) comply with its covenants and other obligations under the Financing Letters and the definitive agreements relating to the Financing.  Purchaser shall not, without the prior written consent of Seller, agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Financing Letters or the definitive agreements relating to the Financing if such termination, amendment, modification or waiver would (A) reduce (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount) to an amount below the Required Amount, (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Financing Letters in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (C) adversely impact the ability of Purchaser to enforce its rights and remedies against any other party to any Financing Letter or the definitive agreements relating to the Financing.  Purchaser shall promptly deliver to Seller copies of any amendment, modification or waiver to or under any Financing Letter or the definitive agreements relating to the Financing.  Purchaser will fully pay, or cause to be paid, all commitment and other fees under or arising pursuant to the Debt Commitment Letter as and when they become due.

(b) Purchaser shall keep Seller informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Debt Financing.  Purchaser shall give Seller prompt written notice of (i) any actual or potential material breach, default, termination or repudiation by any party to any Financing Letter or definitive documents related to the Financing of which Purchaser becomes aware, (ii) the receipt of any written notice or other written communication from any Financing source with respect to any (A) actual or potential material breach, default, termination or repudiation by any party to any Financing Letter or any definitive document related to the Financing of any provisions of the Financing Letters or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to any Financing Letter or any definitive document related to the Financing and (iii) the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms and conditions, in the manner or from the sources contemplated by any Financing Letter or the definitive documents related to the Financing (or if at any time for any other reason Purchaser believes that it will not be able to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms and conditions, in the manner or from the sources contemplated by any Financing Letter or the definitive documents related to the Financing).  As soon as reasonably practicable, but in any event within two Business Days of the date Seller delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by Seller relating to any circumstance referred to in the immediately preceding sentence.  If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market flex provisions) contemplated by the Debt Commitment Letter, or if Purchaser becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Debt Financing unavailable on the terms and conditions (including any applicable market flex provisions) contemplated by the Debt Commitment Letter, Purchaser shall (x) promptly notify Seller in writing and (y) use reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources in an amount sufficient, when taken together with the Equity Financing and the available portion of the Debt Financing, to fund the Required Amount on terms and conditions (including market flex provisions) not materially less favorable to Purchaser (or its Affiliates) than the terms and conditions set forth in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event; provided that the failure to obtain alternative financing shall not relieve Purchaser of any obligations hereunder. Purchaser shall deliver to Seller complete copies of all Contracts or other arrangements (including any Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing.  For purposes of this Agreement, (I) references to the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified or replaced by this Section 5.18, (II) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5.18 and (III) references to the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified or replaced by this Section 5.18.

(c) Prior to the Closing Date, Seller shall use, and shall cause the Companies to use, reasonable best efforts to provide, and shall use reasonable best efforts to cause any attorney, accountant or other advisor, agent or representative (collectively, the “Representatives”) retained by Seller or any Company to provide, in each case at Purchaser’s sole cost and expense, such reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser to assist it in causing the conditions in the Debt Commitment Letter to be satisfied or as is otherwise reasonably requested by Purchaser in connection with the Debt Financing, including:

(i) prior to and during the Marketing Period, use reasonable best efforts to assist in preparation for and participation (and use reasonable best efforts to cause senior management of Seller and the Business to participate) in marketing efforts (including by participating in a reasonable number of lender meetings and calls), and a reasonable number of other meetings, calls, drafting sessions, rating agency presentations, road shows, and due diligence sessions (including accounting due diligence sessions) and sessions with prospective lenders, investors and ratings agencies, in each case upon reasonable advance notice and at mutually agreeable dates, times and locations, and reasonably assisting Purchaser in obtaining ratings as contemplated by the Debt Financing;

(ii) reasonably assisting Purchaser and the Lenders (or their respective appropriate affiliates) in the preparation of (A) offering documents, private placement memoranda, bank information memoranda, lender presentations, investor presentations, prospectuses and similar marketing documents for the

Debt Financing, including the execution and delivery of customary authorization letters in connection with bank information memoranda and including customary representations to the lenders contemplated by the Debt Commitment Letter and reviewing and commenting on Purchaser’s draft of a business description and “Management’s Discussion and Analysis” of the financial statements to be included in offering documents contemplated by the Debt Financing; and (B) materials for rating agency presentations;

(iii) as promptly as practicable (A) furnishing Purchaser with the Required Information that is Compliant and (B) informing Purchaser if Seller or any Company shall have Knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP is probable;

(iv) assisting Purchaser in connection with the preparation of pro forma financial information and pro forma financial statements to the extent required by SEC rules and regulations or reasonably necessary or appropriate or reasonably required by Purchaser’s financing sources (including the Lenders (or their respective appropriate affiliates)) to be included in any offering documents (provided that neither Seller nor any Company or their representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information or any cost savings or synergies);

(v) using reasonable best efforts to cause their independent auditors to (A) provide, consistent with customary practice, (x) customary auditors consents and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Business as reasonably requested by Purchaser or as necessary or customary for a private placement of non-convertible debt securities pursuant to Rule 144A under the Securities Act and (y) reasonable assistance to Purchaser in connection with Purchaser’s preparation of pro forma financial statements and information and (B) attend a reasonable number of accounting diligence sessions and drafting sessions;

(vi) executing and delivering as of (but not before) the Closing any pledge and guarantees and security documents, other definitive financing documents, currency or interest rate hedging arrangements, or other certificates or documents (but excluding, for the avoidance of doubt, any legal opinions) as may be reasonably requested by Purchaser and otherwise facilitating the pledging of collateral and the granting of guarantees and security interests in respect of the Debt Financing (including cooperation in connection with the pay-off of existing Indebtedness to the extent contemplated by this Agreement and the release of related Liens and termination of related security interests);

(vii) reasonably assisting Purchaser in obtaining waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and Contracts relating to the Companies and to arrange discussions among Purchaser, the Lenders and their respective Representatives with other parties to material leases, encumbrances and Contracts as of the Closing; and

(viii) providing at least three (3) Business Days prior to the Closing Date all documentation and other information reasonably requested that is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, to the extent requested at least ten (10) Business Days prior to the anticipated Closing Date.

Notwithstanding anything to the contrary contained herein, nothing in this Section 5.18(c) shall require any such cooperation or assistance to the extent that it could result in Seller or any Company being required to (1) pledge any assets as collateral other than by any Company at or after Closing, (2) agree to pay any commitment or other similar fee, bear any cost or expense that is not reimbursed by Purchaser, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing prior to the Closing, (3) take any actions to the extent such actions would, in Seller’s reasonable judgment, (A) unreasonably interfere with the ongoing business or operations of Seller or the Companies or otherwise interfere with the prompt and timely discharge by Seller’s or any Company’s employees of their normal duties, (B) subject any director, manager, officer or employee of Seller or any Company or their Affiliates to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the organizational documents of Seller or any of its Affiliates, any applicable Law or Judgment or any Contract to which Seller or any Company is a party or by which any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or (E) cause (x) any representation or warranty set forth in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests) or Article III (Representations and Warranties Relating to the Companies) of this Agreement to be inaccurate or breached, (y) any closing condition set forth in Article VI (Conditions Precedent) of this Agreement to fail to be satisfied or (z) any other breach of this Agreement, (4) waive or amend any terms of this Agreement, (5) take any action under any certificate, document or instrument (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing)) that is not contingent upon the occurrence of the Closing, (6) provide access to or disclose information that Seller reasonably determines would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Seller, the Companies or their Affiliates (it being understood that Seller shall, and shall cause the Companies to, use commercially reasonable efforts to provide such access or disclose such information in a manner that does not jeopardize such attorney-client privilege or conflict with such confidentiality requirements) or (7) cause any director, manager or equivalent of Seller or any Company to pass resolutions to approve the Debt Financing or authorize the creation of any agreements, documents or actions in connection therewith (other than any director, manager or equivalent of Seller or any Company who will continue in such a position following the Closing and the passing of such resolutions), in each case that are not contingent on the Closing or would be effective prior to the Closing.

(d) Purchaser shall be responsible for all fees and expenses related to the Financing contemplated hereby.  Accordingly, notwithstanding anything to the contrary in Section 5.05 (Expenses), Purchaser shall, either at the Closing or promptly upon request by Seller following termination of this Agreement in accordance with Section 7.01 (Termination), reimburse Seller and each of its Affiliates for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by Seller or any of its Affiliates in connection with the Financing.  Purchaser shall indemnify and hold harmless Seller and each Company and their respective Affiliates and all of their respective directors, officers, managers, employees and Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by Seller, any Company (prior to the Closing) and their respective Affiliates and all of their respective directors, officers, managers, employees and Representatives), except to the extent resulting from the bad faith, gross negligence, willful misconduct or material breach of this Agreement by Seller, any Company and their respective Affiliates and all of their respective directors, officers, managers, employees and Representatives.  Notwithstanding anything to the contrary in this Agreement, no Company shall have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing or any alternative financing prior to the Closing Date.

(e) Purchaser acknowledges and agrees that the Closing and the obligations of Purchaser to consummate the transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to Purchaser’s consummation of any financing arrangement, Purchaser’s obtaining of any financing (including the Financing or any alternative financing) or the availability, grant, provision or extension of any financing to Purchaser (including the Financing or any alternative financing).

(f) Each of Seller and the Companies hereby consents to the customary use of its and its Subsidiaries’ logos in connection with the Financing; provided such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Business or the Companies or their reputation or goodwill.

(g) Seller shall, and shall cause the Companies to, use reasonable best efforts to periodically update any Required Information provided to Purchaser as may be necessary so that such Required Information is (i) Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), result in the Marketing Period to cease pursuant to the definition of “Marketing Period”.  For the avoidance of doubt, Purchaser may, to most effectively access the financing markets, require the cooperation of Seller and the Companies under Section 5.18(c) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets.

SECTION 5.19     Notification.  Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (i) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 6.02(a) (Representations and Warranties) or Section 6.03(a) (Representations and Warranties), as applicable, or (ii) the failure by it to perform or comply with in any material respect any obligation or covenant to be performed or complied with by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; provided further, however, that any failure by a party to provide such notification shall not be deemed to result in a breach of any covenant or agreement of such party hereunder and shall not be indemnifiable pursuant to Section 8.01(a)(ii) (General Indemnification by Seller) or Section 8.02(a)(ii) (General Indemnification by Purchaser), as applicable (it being understood that this proviso shall have no effect on whether the underlying facts, matters or circumstances otherwise result in a breach of a representation or warranty contained in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests), Article III (Representations and Warranties Relating to the Companies) or Article IV (Representations and Warranties of Purchaser)).  Notwithstanding anything in this Agreement to the contrary, Seller shall be deemed not to be in breach of Section 5.24(a) and 5.24(b)(i)-(ii) and (iv) unless Seller has not delivered to Purchaser the applicable Financial Statements on or prior to the date that is thirty (30) calendar days after the date specified for required delivery thereof set forth in Section 5.24(a) and 5.24(b)(i)-(ii) and (iv).

SECTION 5.20     Release.  Effective as of Closing, each of Seller and Intermediate Holdco, on behalf of itself, its Affiliates and each of their respective successors, assigns, and past and present directors, managers, officers and employees, and their respective heirs, successors and assigns (collectively, with Seller and Intermediate Holdco, the “Releasors”), hereby unconditionally and irrevocably waives, releases, discharges, remises and acquits Purchaser and each of its Affiliates and each of their respective successors, assigns and past, present and future directors, managers, officers and employees, and each of their respective heirs, successors and assigns, in each case in their capacity as such (collectively, the “Releasees”), jointly and individually, of and from any and all Proceedings and Liabilities arising on or prior to Closing out of or in any matter related to or in any manner related to (i) the direct or indirect ownership of the capital stock or other Equity Interests of any Company, (ii) the termination of Seller’s and Intermediate Holdco’s status as an equityholder of the Companies as a result of the consummation of each of the Transactions, (iii) actions taken by the Companies’ officers, directors, employees, agents, attorneys, accountants and representatives in connection with the negotiation, authorization, approval and recommendation of the terms of the Transactions and (iv) any rights to revenue, stock, options, or warrants of, or dividends or other distributions in respect of capital stock or Equity Interests of the Companies.  Each of Seller and Intermediate Holdco, for itself and the other Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Proceeding of any kind against any Releasees, based on any of the foregoing.  Each of Seller and Intermediate Holdco, on behalf of itself and its Affiliates, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims, and affirms that it is releasing all known or unknown claims that it has or may have against any of the Releasees in its capacity as a direct or indirect holder of any shares of capital stock or other Equity Interests of any Company.  Notwithstanding anything to the contrary contained herein, nothing in this Section 5.20 or any other provision of this Agreement shall be deemed to waive, release, discharge or otherwise affect the rights or obligations of any Person or preclude such Person from exercising, any of its rights under this Agreement or any other Transaction Agreement (including, for the avoidance of doubt, with respect to claims in regards to covenants or agreements contained in this Agreement or any other Transaction Agreement that by their terms contemplate performance thereof following the Closing or otherwise expressly by their terms survive the Closing).

SECTION 5.21     Replacement of Credit Support Obligations.  (a) With respect to any Credit Support Obligations set forth on Section 5.21(a) of the Seller Disclosure Letter pursuant to which Seller or any of its Affiliates (other than the Companies) provide credit support to the Business or the Companies, Purchaser agrees to use commercially reasonable efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment, and Purchaser and Seller shall reasonably cooperate to obtain any necessary release effective as of the Closing in form and substance reasonably satisfactory to Purchaser and Seller with respect to all such Credit Support Obligations.  If Purchaser has not obtained the complete and unconditional release of Seller and its Affiliates from any such Credit Support Obligation as of the Closing Date (each such Credit Support Obligation, until such time as such Credit Support Obligation is so released, a “Seller Continuing Credit Support Obligation”), then (i) Purchaser shall continue to use its commercially reasonable efforts to obtain promptly the complete and unconditional release of Seller and its Affiliates from each Seller Continuing Credit Support Obligation until the earlier of (A) the date that such release is obtained and (B) the date that is six months following the date hereof and (ii) any demand or draw upon, or withdrawal from, any Seller Continuing Credit Support Obligation or any cash or other collateral required to be posted in connection with or in the place of any Seller Continuing Credit Support Obligation and the carrying costs of any cash collateral, the fronting fee costs, and any other out-of-pocket costs and expenses resulting from a Seller Continuing Credit Support Obligation during such period (“Assumed Credit Support Obligations”) shall be deemed liabilities of Purchaser.

(b) With respect to any Credit Support Obligations set forth on Section 5.21(b) of the Seller Disclosure Letter pursuant to which the Companies provide credit support to the Seller Business, Seller agrees to use commercially reasonable efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment, and Purchaser and Seller shall reasonably cooperate to obtain any necessary release effective as of the Closing in form and substance reasonably satisfactory to Purchaser and Seller with respect to all such Credit Support Obligations.  If Seller has not obtained the complete and unconditional release of the Companies and their Affiliates from any such Credit Support Obligation as of the Closing Date (each such Credit Support Obligation, until such time as such Credit Support Obligation is so released, a “Business Continuing Credit Support Obligation”), then (i) Seller shall continue to use its commercially reasonable efforts to obtain promptly the complete and unconditional release of the Companies from each Business Continuing Credit Support Obligation until the earlier of (A) the date that such release is obtained and (B) the date that is six months following the date hereof and (ii) any demand or draw upon, or withdrawal from, any Business Continuing Credit Support Obligation or any cash or other collateral required to be posted in connection with or in the place of any Business Continuing Credit Support

Obligation and the carrying costs of any cash collateral, the fronting fee costs, and any other out-of-pocket costs and expenses resulting from a Business Continuing Credit Support Obligation (“Retained Credit Support Obligations”) shall be deemed liabilities of Seller.

SECTION 5.22     Master Agreements. With respect to Master Agreements, Seller, Purchaser and their respective Affiliates will use commercially reasonable efforts to obtain prior to the Closing or, if not obtained by the Closing, will use commercially reasonable efforts to obtain within six months following the Closing Date, from the counterparty to each Master Agreement any Consent that is required to divide and/or partially assign the respective rights and obligations under and in respect of any such Master Agreement such that, effective as of the Closing (or such later time such Consent from the applicable counterparty is obtained) (i) Purchaser or an Affiliate of Purchaser (including a Company) is the beneficiary of the rights and is responsible for the obligations related to the Purchaser Portion of such Master Agreement and (ii) Seller or an Affiliate of Seller (other than a Company) is the beneficiary of the rights and is responsible for the obligations related to the Seller Portion of such Master Agreement.  If Seller and Purchaser or their respective Affiliates are not able to enter into an arrangement to divide and/or partially assign the rights and obligations under and in respect of any Master Agreement on or prior to the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts to cooperate in any lawful, contractually permissible and commercially reasonable arrangement, including a subcontracting or sublicensing arrangement, under which, following the Closing and until the earlier of (x) the end of the current term of such Master Agreement to the extent relating to the Business and (y) the date on which the division and/or partial assignment of such Master Agreement as contemplated by this Section 5.22 is effected, Purchaser or an Affiliate of Purchaser (including a Company) shall receive the interests in the benefits (including, for the avoidance of doubt, any applicable right to enforce such Contract against the applicable counterparty thereto) and obligations of the Purchaser Portion under such Master Agreement and Seller or an Affiliate of Seller (other than a Company) shall receive the interests in the benefits and the obligations of the Seller Portion under such Master Agreement.

SECTION 5.23     Pre-Closing Reorganization.  At or prior to the Closing, Seller shall cause (and, if requested by Seller, Purchaser shall use commercially reasonable efforts to cooperate with Seller in causing) the actions and transactions set forth in the reorganization plan attached hereto as Exhibit E (the “Reorganization Plan” and such transactions, the “Pre-Closing Reorganization”) to occur.  The agreements and instruments to effectuate the Pre-Closing Reorganization shall be in form and substance reasonably acceptable to Purchaser.  Seller shall, and shall cause its Affiliates to, comply with the terms applicable to Seller and its Affiliates set forth in the Reorganization Plan.  From and after the Closing, Purchaser shall, and shall cause its Affiliates to, comply with the terms applicable to Purchaser and its Affiliates set forth in the Reorganization Plan.

SECTION 5.24     Certain Financial Statements.  Seller shall deliver to Purchaser: (a) (i) the 2016 Audited Financial Statements, the 2017 Audited Financial Statements and the 2018 Audited Financial Statements, along with the relevant independent accountants’ reports, on or prior to the date that is 90 calendar days after the date of this Agreement and (ii) the Q1 2019 Unaudited Financial Statements on or prior to the later of (x) the date that is 60 calendar days after the date of this Agreement and (y) the date on which Seller actually delivers the audited financial statements referred to in the foregoing clause (a)(i) (provided, that if Seller avails itself of the foregoing clause (y), the cure period set forth in Section 5.19 shall not apply to this Section 5.24(a)(ii)); and (b) if the Closing has not occurred by (i) August 14, 2019, the Q2 2019 Unaudited Financial Statements on or prior to such date (provided that Seller shall not be required to deliver the Q2 2019 Unaudited Financial Statements prior to the date on which Seller actually delivers the audited financial statements referred to in the foregoing clause (a)(i); provided, further that if Seller avails itself of the foregoing proviso, the cure period set forth in Section 5.19 shall not apply to this Section 5.24(b)(i)), (ii) November 14, 2019, the Q3 2019 Unaudited Financial Statements on or prior to such date, (iii) March 30, 2020, the 2019 Audited Financial Statements, along with the related independent accountants’ report, on or prior to such date and (iv) May 14, 2020, the Q1 2020 Unaudited Financial Statements on or prior to such date.

SECTION 5.25     Purchaser Expenditure; Distributions.  Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, from the date of this Agreement until the earlier of the termination of this Agreement and the Closing, Purchaser shall not expend funds other than in connection with the Transactions and the payment of related expenses and shall not declare or pay any dividend or make any other distribution to its equityholders.

SECTION 5.26     Other Investors.  Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, prior to the earlier of the termination of this Agreement and the Closing, without the prior written consent of Seller, Purchaser shall not permit or agree to permit any Person to obtain any shares of capital stock or other Equity Interests (or rights to obtain any Equity Interests) in Purchaser.

SECTION 5.27     Connect America Fund.  (a) Purchaser and Seller acknowledge and agree that notwithstanding anything in this Agreement to the contrary, (i) effective as of the Closing, Purchaser shall assume all remaining buildout benchmarks and obligations, existing service obligations and other commitments of Seller and its Subsidiaries in respect of the Territory (the “CAF II Obligations”) that are associated with the model-based Phase II Connect America support in respect of the Territory referenced in the Public Notice and accepted by Seller in the letter dated as of June 15, 2015, from Seller to the FCC, and (ii) from and after the Closing, Purchaser shall be entitled to receive any associated support payments from the FCC (any such payments, “CAF II Support Payments”); provided that if the Closing occurs in 2020, the monthly CAF II Support Payment in respect of the calendar month in which the Closing occurs shall be allocated such that (A) Seller shall receive an amount equal to the total CAF II Support Payment due for such month, multiplied by a fraction, the numerator of which is the number of calendar days elapsed from and including the first day of such month through and including the day prior to the Closing Date, and the denominator of which is the total number of calendar days in such month, and (B) Purchaser shall receive an amount equal to the total CAF II Support Payment due for such month, multiplied by a fraction, the numerator of which is the number of calendar days elapsed from and including the Closing Date through and including the last day of such month, and the denominator of which is the total number of calendar days in such month.

(b) From and after the Closing, Purchaser shall, and shall cause its Affiliates to (including, after the Closing, the Companies), use reasonable best efforts to satisfy all CAF II Obligations in accordance with the Communications Act.  Purchaser acknowledges that any failure to so satisfy any CAF II Obligations may result in penalties (including an obligation to repay amounts previously received as CAF II Support Payments) and/or enforcement actions (“CAF II Penalties”) against Seller, Intermediate Holdco or their respective Affiliates or a Company or its Affiliates by the FCC or another Governmental Entity and any Losses suffered by Seller, Intermediate Holdco or any of their respective Affiliates or Purchaser or any of its Affiliates (including, after the Closing, any Company) to the extent arising or resulting from CAF II Penalties shall be Assumed Liabilities (as defined in the Reorganization Plan).

SECTION 5.28     Pre-Closing Transitional Activities.

(a) From the date of this Agreement to the Closing, each of Seller and Purchaser shall (and shall cause their respective Affiliates to) take the actions set forth on Section 5.28(a) of the Seller Disclosure Letter.

(b) From the date of this Agreement to the Closing, Seller shall (and shall cause its Affiliates, including the Companies to) take such actions as are necessary to effect the transactions set forth on Section 5.28(b) of the Seller Disclosure Letter (the “Systems Standup”) as promptly as reasonably practicable after the date of this Agreement and prior to the Closing.

(c) The costs and expenses incurred in connection with the actions contemplated by this Section 5.28 shall be borne by the parties in the manner set forth on Section 5.28(c) of the Seller Disclosure Letter.

(d) Promptly, and in any event within ten (10) Business Days after the date hereof, Seller shall deliver to Purchaser, substantially in the form of the template set forth in Section 5.28(d) of the Seller Disclosure Letter, to the best of its ability as of such time, an initial draft (the “Initial Draft”) of (i) a list of licenses and other Contracts required in connection with the Systems Standup and an indication of which such licenses or Contracts may be assigned by Seller to a Company and which such licenses or Contracts require the consent of the applicable counterparty in connection with such assignment and (ii) a list of licenses and other Contracts required in connection with the provision by Seller of the services contemplated by the Transition Services Agreement and an indication of which such licenses or Contracts may be assigned by Seller to a Company and which such licenses or Contracts require the consent of the applicable counterparty in connection with such assignment (clauses (i) and (ii), the “Required Technical Information”). Following delivery of the Initial Draft, Seller shall (x) until delivery of the final version of the Required Technical Information contemplated by the following clause (y), provide updates it determines are necessary to the Required Technical Information contained in the Initial Draft at reasonable intervals, and (y) no later than ninety (90) calendar days following the date hereof, Seller shall deliver to Purchaser, substantially in the form of the template set forth in Section 5.28(d) of the Seller Disclosure Letter, the final version of the Required Technical Information.

(e) From the date of this Agreement to the Closing, to the extent it would not unreasonably interfere with the ongoing business or operations of Seller and its Affiliates and to the extent permitted by applicable Law, Seller shall permit Purchaser, at Purchaser’s sole cost and expense and solely for integration, transition planning and knowledge-transfer purposes, (i) to embed reasonably agreed upon employees, consultants or other service providers of Purchaser (including management-level and technical employees) with the employees, consultants or other service providers of Seller and its Affiliates who are contemplated to provide services pursuant to the Transition Services Agreement or are otherwise assisting with the Systems Standup and other transition work streams (collectively, the “Transition Team Members”), it being understood that such embedding shall not be limited to mere observation and such embedding will include access to, and participation with, the applicable Transition Team Members and the ongoing processes that such Transition Team Members are working on and (ii) to reasonably consult with Seller’s OSP team with respect to Purchaser’s design of, and plan for, Purchaser’s fiber build-out plan.

(f) From the date of this Agreement to the Closing, to the extent permitted by applicable Law and to the extent reasonably practicable, Seller will consult with Purchaser regarding, and permit Purchaser to reasonably participate in, staffing decisions with respect to the Business, including with respect to filling open positions.

SECTION 5.29     Restrictive Covenants.

(a) Seller shall not (and shall cause its Affiliates to not), for a period of three years after the Closing (the “Restricted Period”), own, manage, participate or engage, directly or indirectly (whether as principal, agent, distributor, representative, stockholder or otherwise), in, any facilities-based operations that directly compete with the Business in the Territory (any such business, a “Competitive Business”).  Notwithstanding the foregoing, the restrictions contained in this Section 5.29(a) shall not prohibit or restrict Seller or any of its Affiliates from (i) engaging in any transaction or series of related transactions with any Person or business that results in Seller acquiring, or being acquired by, such other Person or business, or any other combination of Seller with such other Person or business (in each case, whether by way of merger, consolidation or otherwise); provided that, at the time of entering such transaction, no more than fifty percent (50%) of the gross revenues of such other Person (and its Affiliates) or business are derived from a Competitive Business; (ii) selling all or substantially all of the assets of Seller and its Subsidiaries (taken as a whole); (iii) acquiring or investing in any equity interest in any Person by any bona fide employee benefit plan of Seller or its Affiliates; or (iv) performing any of its obligations under any of the Transaction Agreements.

(b) During the Restricted Period, Seller shall not (and shall cause its Affiliates not to), whether directly or indirectly, whether for itself or for or on behalf of any of its Affiliates, solicit (or permit to be directly or indirectly solicited) or employ or otherwise seek to employ any Transferred Employee, in each case, whether as an employee or consultant; provided, however, that the foregoing restrictions on solicitation shall not preclude (i) any generalized searches by use of advertising or recruiting efforts (including the use of search firms) which are not specifically targeted at Purchaser or any of its

Affiliates or a Transferred Employee (including any Company after the Closing) and that are not specifically targeted at employees in the Territory (it being understood that a solicitation that targets states both within the Territory and outside of the Territory shall not be prohibited by this Section 5.29(b)) or (ii) the hiring of any Transferred Employee who (A) was terminated without cause by Purchaser or any of its Affiliates (including the Companies) at least six (6) months prior to commencement of employment discussions between Seller or its Affiliates and such Person or (B) responds to any generalized search or recruiting efforts described in clause (i) above.

(c) During the Restricted Period, Purchaser shall not (and shall cause its Affiliates not to), whether directly or indirectly, whether for itself or for or on behalf of any of its Affiliates, solicit (or permit to be directly or indirectly solicited) or employ or otherwise seek to employ any Transition Team Member or other Retained Employee, in each case, whether as an employee or consultant; provided, however, that the foregoing restrictions on solicitation shall not preclude (i) any generalized searches by use of advertising or recruiting efforts (including the use of search firms) which are not specifically targeted at Seller or any of its Affiliates (including, prior to the Closing, the Companies) or (ii) the hiring of any Transition Team Member or other Retained Employee who (A) was terminated without cause by Seller or any of its Affiliates (including, prior to the Closing, the Companies) at least six (6) months prior to commencement of employment discussions between Purchaser or its Affiliates and such Person or (B) responds to any generalized search or recruiting efforts described in clause (i) above.

(d) The parties hereto acknowledge that the restrictions contained in this Section 5.29 are reasonable in scope and duration, and it is the desire and intent of the parties hereto that the provisions of this Section 5.29 be enforced to the fullest extent permissible under applicable Law.  If any provision of this Section 5.29 is held to be excessively broad as to duration, scope, activity or subject, such provision will be construed by limiting and reducing it so as to be enforceable to the maximum extent permissible under applicable Law.

SECTION 5.30     Wrong Pocket.  If and to the extent that it is determined at any time after Closing that (x) legal title to or beneficial or other interest in all or part of any of the Excluded Assets (as defined in the Reorganization Plan) has been transferred to Purchaser or its Subsidiaries (including the Companies), or (y) legal title to or beneficial or other interest in and all or part of any Transferred Asset has not been transferred to Purchaser or its Subsidiaries (including the Companies), including any Restricted Asset (as defined in the Reorganization Plan) (each of (x) and (y), a “Misplaced Asset”), Purchaser or Seller, as applicable, shall (and shall cause their respective Affiliates, as applicable, to) promptly upon the request of the other party: (a) execute all such agreements, deeds or other documents as may be necessary for the purposes of transferring, assigning and conveying such Misplaced Assets (or part thereof) or the relevant interests in them to the other party of nominal consideration, (b) obtain all Consents from Persons necessary or appropriate for the purposes of transferring, assigning, and conveying such Misplaced Assets (or part thereof) or the relevant interests in them to the other party, (c) complete all such further acts or things as the other party may reasonably direct in order to transfer, assign, and convey such Misplaced Assets (or parts thereof) or the relevant interests in them to the other party and (d) hold such Misplaced Assets (or part thereof), or relevant interest in such Misplaced Assets, in trust for the other party (to the extent permitted by applicable Law) until such time as the transfer is validly effected to vest the asset (or part thereof) or relevant interest in the Misplaced Asset to the other party.  Seller shall retain and continue to fully satisfy in the ordinary course of business consistent with past practice all Excluded Liabilities.  Pending the earlier of the transfer pursuant to this Section 5.30 and three years from the Closing Date, Seller and Purchaser shall, and shall cause their respective Affiliates to, use their reasonable best efforts to cooperate (each at its own expense) in any lawful, contractually permissible and commercially reasonable arrangement designed to (i) provide to Purchaser all economic benefits and burdens of any Misplaced Assets (whether tangible or intangible) constituting Transferred Assets that have not been transferred to Purchaser or its Subsidiaries (including the Companies) and (ii) provide to Seller all economic benefits and burdens of any of the Misplaced Assets (whether tangible or intangible) constituting Excluded Assets that have been transferred to Purchaser or its Subsidiaries (including the Companies).  During such time period, each party and its Affiliates shall comply with all applicable covenants and obligations with respect to any such Misplaced Assets held by it, including the payment of any costs and expenses in connection therewith, which shall be performed by such party or its applicable Affiliate for the other party’s account and such other party shall promptly reimburse such party for any such out-of-pocket costs, expenses or payments.  In addition and without limiting the foregoing, if following the Closing, Purchaser and its Affiliates (including the Companies), on the one hand, and the Seller Group, on the other hand, shall receive or otherwise possess any asset or be liable for any Liability that is allocated to the other group of Persons pursuant to the Reorganization Plan, Purchaser and its Affiliates and the Seller Group, as applicable, shall promptly transfer or assign, or cause to be transferred or assigned, for no additional consideration, such asset or Liability to the group of Persons so entitled thereto or responsible therefor, and such group shall accept such asset or assume such Liability.  Prior to any such transfer, the group of Persons possessing any such asset shall hold such asset in trust for such other group of Persons.

SECTION 5.31     Pre-Closing Capital Expenditure Requests.  Following the date hereof and prior to the Closing, and solely to the extent permitted by applicable Law, as soon as reasonably practicable following any reasonable written request from Purchaser, Seller shall (or shall cause one of its Affiliates to) make such capital expenditures within the Territory that are reasonably requested by Purchaser to the extent not unreasonably disruptive of the business of Seller and its Affiliates; provided that Seller shall not be required to make any such capital expenditures unless such capital expenditures have been fully funded by Purchaser at or prior to the time of such expenditure.  For the avoidance of doubt, under no circumstances will Seller have any obligation to reimburse Purchaser for any amounts paid by Purchaser pursuant to this Section 5.31, regardless of whether the Closing occurs.

SECTION 5.32     Pre-Closing Reports.  Following the date hereof and prior to the Closing, Seller shall deliver to Purchaser (a) in each case solely to the extent such reports, memoranda or other materials are otherwise prepared by Seller or any of its Affiliates in the ordinary course of business, copies of any material management reports, memoranda or similar materials regarding the Business promptly following the preparation of any such report, memorandum or similar material, (b) promptly following the end of each fiscal quarter of Seller, a report setting forth the subscribers of the Business as of the end of such quarter (each, a “Quarterly Subscriber Report”) and (c) promptly following the end of each calendar month that is not a fiscal quarter end, a report setting forth the subscribers of the Business as of the end of such month.

SECTION 5.33     Transition Services Agreement.  From and after the date hereof, each of Seller and Purchaser shall (and shall cause their respective Affiliates to) comply with the provisions applicable to such parties set forth in Exhibit B attached hereto (the “Transition Services Agreement”).

SECTION 5.34     Privileged Matters.

(a) Each party hereto acknowledges that: (i) each party and its Affiliates has or may obtain Privileged Information; (ii) there are or may be a number of Shared Proceedings affecting both of Purchaser and Seller; (iii) both Purchaser and Seller have a common legal interest in Shared Proceedings, in the Privileged Information and in the preservation of the confidential status of the Privileged Information, in each case relating to the Business; and (iv) both Purchaser and Seller intend that the transactions contemplated hereby and by the other Transaction Agreements and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

(b) Following the Closing, each of Purchaser and Seller agrees, on behalf of itself and each of its Subsidiaries, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the Business without providing prompt written notice to and obtaining the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed and shall not be withheld, conditioned or delayed if the other party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that Purchaser shall not be required to give any such notice or obtain any such consent and may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates solely to the Business (unless such information relates to matters for which Seller may have indemnification obligations under this Agreement or any other Transaction Agreement).  In the event of a disagreement concerning the reasonableness of withholding such consent, no disclosure shall be made prior to a resolution of such disagreement by a court of competent jurisdiction, provided that the limitations in this sentence shall not apply in the case of disclosure required by Law and so certified as provided in the first sentence of this paragraph.

(c) After the Closing, upon receipt of any subpoena or other compulsory disclosure notice from a Governmental Entity or otherwise which requests disclosure of Privileged Information relating to the Business, to the extent not prohibited by Law, Seller or Purchaser (in the case of information relating to matters for which Seller may have indemnification obligations under this Agreement or any other Transaction Agreement, or in the case of Privileged Information not solely related to the Business and in which Seller may have an interest), as applicable, shall as promptly as practicable provide to the other party (following the notice provisions set forth herein) a copy of such notice, the intended response, and all materials or information that might be disclosed and the proposed date of disclosure.  In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in Section 5.33(b), the disclosing party shall, at the other party’s expense, cooperate to the extent such other party seeks to limit such disclosure and take all reasonable steps to resist or avoid such disclosure, except as otherwise required by a court order requiring such disclosure.

(d) Nothing in this Section 5.33 shall limit a party’s ability to assert its rights under the Transaction Agreements in the event of any dispute between the parties.

(e) Without limiting the foregoing, within 30 days following the date hereof, Seller and Purchaser shall negotiate in good faith the terms of, and enter into, a joint defense agreement regarding certain matters of common interest (including with respect any Shared Proceedings) arising from the transactions contemplated by the Transaction Agreements; provided, that such joint defense agreement shall not supersede the allocation of liabilities relating to such Proceedings set forth in this Agreement.

SECTION 5.35     Inventory.  Seller shall cause the Companies to have, as of the Closing, an amount of transactional inventory, including set-top boxes, optical network terminals, modems and cabling necessary for installations, equal to at least a thirty (30) day supply of such transactional inventory used in the operation of the Business in the ordinary course of business consistent with past practice.

ARTICLE VI

Conditions Precedent

SECTION 6.01     Conditions to Each Party’s Obligation.  The obligation of each of Purchaser and Seller to consummate the Closing is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by both Purchaser and Seller) on or prior to the Closing Date of the following conditions:

(a) No Restraints.  No applicable Law, Judgment or injunction (whether temporary, preliminary or permanent) enacted, entered, promulgated, enforced or issued by any Governmental Entity in the United States (collectively, “Restraints”) enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions shall be in effect.

(b) Regulatory Approvals.  The Required Regulatory Approvals shall have been obtained and shall be in full force and effect, in each case without the imposition of any Burdensome Condition (whether temporary, preliminary or permanent).

SECTION 6.02     Conditions to Obligation of Purchaser.  The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Seller in this Agreement (other than the Seller Fundamental Representations), without giving effect to any materiality, Seller Material Adverse Effect or Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a specified date (in which case such representations and warranties shall be true and correct on and as of such specified date), in each case except for breaches as to matters that, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect or a Material Adverse Effect.  The Seller Fundamental Representations (other than the representation and warranty set forth in the first sentence of Section 2.04 (The Transferred Equity Interests)), without giving effect to any materiality, Seller Material Adverse Effect or Material Adverse Effect qualifications set forth therein, shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such Seller Fundamental Representations expressly relate to a specified date (in which case such Seller Fundamental Representations shall be true and correct in all material respects on and as of such specified date).  The representation and warranty set forth in the first sentence of Section 2.04 (The Transferred Equity Interests) shall be true and correct in all respects, other than de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date.

(b) Performance of Obligations of Seller.  Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing.

(c) Seller Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions set forth in Section 6.02(a) (Representations and Warranties), Section 6.02(b) (Performance of Obligations of Seller) and Section 6.02(e) (Material Adverse Effect) have been satisfied.

(d) Pre-Closing Reorganization.  The Pre-Closing Reorganization shall have been consummated.

(e) Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event, change, development, circumstance or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Closing Deliveries by Seller.  Purchaser shall have received each of the items specified to be delivered by Seller and Intermediate Holdco in Section 1.03 (Transactions to be Effected at the Closing).

(g) Systems Standup.  The Systems Standup shall have been effected, and the Companies shall have operated the Business on the underlying systems for at least sixty (60) calendar days prior to the Closing Date without any material deficiencies or interruptions, subject to reasonable inspection and verification by Purchaser.

(h) Outside Date.  The Closing shall have occurred on or prior to the Outside Date; provided, however, that Purchaser shall not be entitled to assert the condition set forth in this Section 6.02(h) if Purchaser’s failure (or its Affiliate’s failure) to perform any material covenant or obligation under this Agreement has been the primary cause of or has resulted in the failure of the Closing to occur on or prior to the Outside Date.

SECTION 6.03     Conditions to Obligation of Seller.  The obligation of Seller to consummate the Closing is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Purchaser in this Agreement (other than the Purchaser Fundamental Representations), without giving effect to any materiality or Purchaser Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a specified date (in which case such representations and warranties shall be true and correct on and as of such specified date), in each case except for breaches as to matters that, in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.  The Purchaser Fundamental Representations, without giving effect to any materiality or Purchaser Material Adverse Effect qualifications set forth therein, shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such Purchaser Fundamental Representations expressly relate to a specified date (in which case such Purchaser Fundamental Representations shall be true and correct in all material respects on and as of such specified date).

(b) Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing.

(c) Purchaser Certificate.  Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an authorized representative of Purchaser, stating that the conditions set forth in Section 6.03(a) (Representations and Warranties) and Section 6.03(b) (Performance of Obligations of Purchaser) have been satisfied.

(d) Closing Deliveries by Purchaser.  Seller shall have received each of the items specified to be delivered by Purchaser in Section 1.03 (Transactions to be Effected at the Closing).

(e) Outside Date.  The Closing shall have occurred on or prior to the Outside Date; provided, however, that Seller shall not be entitled to assert the condition set forth in this Section 6.03(e) if Seller’s failure (or its Affiliate’s failure) to perform any material covenant or obligation under this Agreement has been the primary cause of or has resulted in the failure of the Closing to occur on or prior to the Outside Date.

ARTICLE VII

Termination

SECTION 7.01     Termination.  (a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(i) by mutual written consent of Seller and Purchaser;

(ii) by Seller, upon written notice to Purchaser, if there shall have been a breach by Purchaser of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result in the failure to satisfy any condition set forth in Section 6.03(a) (Representations and Warranties) or Section 6.03(b) (Performance of Obligations of Purchaser) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Purchaser shall not have cured such breach within the earlier of the Outside Date and 30 calendar days following receipt by Purchaser of written notice of such breach from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 7.01(a)(ii) and the basis for such termination; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(ii) if Seller is in breach of any of its representations, warranties, covenants or agreements set forth herein, which breach would result in the failure to satisfy any condition set forth in Section 6.02(a) (Representations and Warranties) or Section 6.02(b) (Performance of Obligations of Seller);

(iii) by Purchaser, upon written notice to Seller, if there shall have been a breach by Seller of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result in the failure to satisfy any condition set forth in Section 6.02(a) (Representations and Warranties) or Section 6.02(b) (Performance of Obligations of Seller) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Seller shall not have cured such breach within the earlier of the Outside Date and 30 calendar days following receipt by Seller of written notice of such breach from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 7.01(a)(iii) and the basis for such termination; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(iii) if Purchaser is in breach of any of its representations, warranties, covenants or agreements set forth herein, which breach would result in the failure to satisfy any condition set forth in Section 6.03(a) (Representations and Warranties) or Section 6.03(b) (Performance of Obligations of Purchaser); or

(iv) by Seller or Purchaser, by written notice to the other, if:

(A) the Closing shall not have occurred on or prior to May 28, 2020 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(a)(iv)(A) shall not be available to any party whose failure (or whose Affiliate’s failure) to perform any material covenant or obligation under this Agreement has been the primary cause of or has resulted in the failure of the Closing to occur on or prior to the Outside Date; or

(B) any Restraint having the effect set forth in Section 6.01(a) (No Restraints) shall be in effect and shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.01(a)(iv)(B) shall have used the required efforts to prevent the entry of and remove such Restraint in accordance with its obligations hereunder.

(v) by Seller, if (A) the conditions set forth in Section 6.01 (Conditions to Each Party’s Obligation) and Section 6.02 (Conditions to Obligation of Purchaser) have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing, but each of which is capable of being satisfied in full on such date), (B) Seller has irrevocably confirmed by notice to Purchaser that all conditions set forth in Section 6.03 (Conditions to Obligation of Seller) have been satisfied (other than those conditions which by their terms are to be satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 6.03 (Conditions to Obligation of Seller) and (C) the Closing shall not have been consummated by Purchaser in accordance with Section 1.02 (Closing Date).

(b) In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall promptly be given to the other party and this Agreement shall be terminated and the Transactions shall be abandoned, without further action by any party.  If this Agreement and the Transactions are terminated and abandoned as provided herein:

(i) Purchaser shall return to Seller or destroy (with confirmation to Purchaser in writing of such destruction) all documents and other materials received by it or any of its Affiliates or any of their respective officers, directors, employees, stockholders, agents or representatives from Seller or any of its Affiliates or any of their respective officers, directors, employees, shareholders, agents or representatives relating to the Transactions, whether obtained before or after the execution of this Agreement, in accordance with the Confidentiality Agreement;

(ii) all confidential information received by Purchaser or any of its Affiliates or any of their respective officers, directors, employees, shareholders, agents or representatives with respect to the Business and the Companies shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement; and

(iii) Seller shall return to Purchaser or destroy all documents and other materials received by it or any of its Affiliates or any of their respective officers, directors, employees, stockholders, agents or representatives from Purchaser or any of its Affiliates or any of their respective officers, directors, employees, shareholders, agents or representatives relating to the Transactions, whether obtained before or after the execution of this Agreement, and Seller shall keep, and cause its Affiliates to keep, all information received by Seller or any of its Affiliates from Purchaser or any of its Affiliates or any of their respective officers, directors, employees, shareholders, agents or representatives relating to the Transactions, whether obtained before or after the execution of this Agreement, strictly confidential in accordance with the rules set forth in Section 5.16 (Confidentiality), applied mutatis mutandis.

SECTION 7.02     Effect of Termination.  (a) If this Agreement is terminated and the Transactions are abandoned as described in Section 7.01 (Termination), this Agreement shall become null and void and of no further force and effect, except for the following provisions which shall survive such termination:

(i) Section 5.03 (Confidentiality) (relating to the obligation of Purchaser to keep confidential certain information obtained by it);

(ii) Section 5.05 (Expenses) (relating to certain expenses);

(iii) Section 5.09 (Publicity) (relating to publicity);

(iv) Section 5.18(d) (Financing) (relating to expense reimbursement and indemnification);

(v) Article VII (Termination) (relating to termination); and

(vi) Article IX (General Provisions) (relating to general matters).

(b) Subject to Section 7.03 (Termination Fee), which Termination Fee (to the extent such fee is payable hereunder) shall be the sole and exclusive remedy to Seller in the case of the termination of this Agreement, nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement in accordance with (and subject to the limitations set forth in) Section 9.05 (Right to Specific Performance).

SECTION 7.03     Termination Fee.  (a) In the event that Seller shall terminate this Agreement pursuant to Section 7.01(a)(v) (Termination), or Purchaser shall terminate this Agreement pursuant to Section 7.01(a)(iv)(A) (Termination) and at such time Seller could have terminated this Agreement pursuant to Section 7.01(a)(v) (Termination), then Purchaser shall pay or cause to be paid to Seller a termination fee of $86,125,000 in cash (the “Termination Fee”) by wire transfer of immediately available funds within three Business Days of such termination so long as Seller has provided Purchaser with wire instructions for such payment (or, otherwise, within one Business Day following receipt of such wire instructions), it being understood that in no event shall Purchaser be required to pay or cause to be paid the Termination Fee on more than one occasion.

(b) Each party hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other party hereto would not enter into this Agreement.  Accordingly, if Purchaser fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Seller commences a Proceeding which results in a Judgment against Purchaser for the payment set forth in this Section 7.03, Purchaser shall pay or cause to be paid to Seller interest on the Termination Fee, from the date such payment was required to be made until the date of payment, at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(c) Notwithstanding anything in this Agreement to the contrary, but subject in all respects to Seller’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.05 (Right to Specific Performance) and the reimbursement and indemnification obligations of Purchaser under Section 5.18 (Financing) and Section 7.03(b) hereof, in the event that this Agreement is terminated, payment of the Termination Fee (to the extent such fee is payable pursuant to Section 7.03(a)) shall be the sole and exclusive remedy of Seller and its Affiliates against Purchaser, Guarantor or any of their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers or Affiliates (collectively, the “Purchaser Related Parties”) or the Lender Related Parties for any loss, cost, expense or other Liability suffered or incurred as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount none of the Purchaser Related Parties or the Lender Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  While Seller may pursue both a grant of specific performance in accordance with (and subject to the limitations set forth in) Section 9.05 (Right to Specific Performance) and the payment of the Termination Fee under this Section 7.03, under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance that results in a Closing and any monetary damages, including all or any portion of the Termination Fee. Notwithstanding anything in this Agreement to the contrary, the parties hereto further acknowledge and agree that, prior to the Closing (and excluding, for the avoidance of doubt, any amounts payable at the Closing in accordance herewith), the aggregate liability of Purchaser and its Affiliates under, or related to, this Agreement whether or not this Agreement is terminated, and regardless of the reason for any such termination, shall not exceed an amount equal to the amount of the Termination Fee plus $2,500,000.

ARTICLE VIII

Indemnification

SECTION 8.01     General Indemnification by Seller.  (a) Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Seller and Intermediate Holdco shall (without duplication with respect to any other payment made pursuant to this Agreement), jointly and severally, indemnify Purchaser against, and hold it harmless from, any loss, liability, claim, damage, Tax or expense, including reasonable and documented third-party legal fees and expenses (collectively, “Losses”) suffered or incurred by Purchaser, its Affiliates (including the Companies) and each of their respective officers, directors, employees, stockholders, partners, members, agents and representatives (collectively, the “Purchaser Indemnitees”) (other than any Loss relating to Taxes, for which indemnification is provided under Section 8.03 (Tax Indemnification)) to the extent arising out of, relating to or resulting from:

(i) any breach of any representation or warranty made by Seller or Intermediate Holdco in this Agreement;

(ii) any breach of any covenant or agreement contained in this Agreement made or to be performed by Seller, Intermediate Holdco or any of their respective  Affiliates (including the Companies solely with respect to periods prior to the Closing);

(iii) any Closing Indebtedness that should have been reflected in the Final Closing Statement but was not so reflected;

(iv) the Retained Credit Support Obligations;

(v) the Excluded Liabilities (as defined in the Reorganization Plan); and

(vi) any Refunded Required Payment or Unpaid Contingent Payment that has not been paid to Purchaser and any amount reflected as part of the Closing Required Payment Amount in the Final Closing Statement that should not have been so reflected.

(b) Seller and Intermediate Holdco shall not be required to indemnify any Purchaser Indemnitee and shall not have any liability:

(i) under Section 8.01(a)(i) unless the aggregate amount of all Losses for which Seller and Intermediate Holdco would, but for this clause (i), be liable thereunder exceeds on a cumulative basis $13,250,000 (the “Deductible”), and then only to the extent of any such excess;

(ii) under Section 8.01(a)(i) for any individual items, or series of related items, where the Loss relating thereto is less than $500,000 (the “Per Claim Threshold”), and such items shall not be aggregated for purposes of Section 8.01(b)(i);

(iii) under Section 8.01(a)(i) in excess of the Indemnity Escrow Amount (the “Cap”); provided, however, that none of the Cap, the Deductible or the Per Claim Threshold shall apply with respect to any claim for indemnification arising out of, relating to or resulting from a breach or alleged breach of a Seller Fundamental Representation; provided further, however, that the cumulative indemnification obligations of Seller and Intermediate Holdco with respect to claims under this Agreement (including with respect to any claim for indemnification arising out of, relating to or resulting from a breach or alleged breach of a Seller Fundamental Representation, but excluding with respect to any claim under Section 8.01(a)(iii), Section 8.01(a)(iv), Section 8.01(a)(v) or Section 8.01(a)(vi), which shall not be capped) shall not exceed the Purchase Price; and

(iv) under Section 8.01(a) to the extent the Loss arose in connection with any breach of a representation and warranty or covenant made or to be performed by Purchaser in this Agreement.

(c) Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05 (Right to Specific Performance) and (ii) claims of, or causes of action arising from, Actual Fraud, Purchaser, on behalf of itself and each other Purchaser Indemnitee, agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, Purchaser, on behalf of itself and each other Purchaser Indemnitee, hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than those expressly contemplated by clauses (i) and (ii) of the immediately preceding sentence) it or any Purchaser Indemnitee may have against Seller, Intermediate Holdco or any of their respective Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith or any applicable Law, in each case except pursuant to the indemnification provisions set forth in this Article VIII.  Notwithstanding the foregoing, nothing contained in this Section 8.01(c) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the Closing Unfunded Employee Liability Statement and the calculation of the Final Closing Date Amount and the Final Unfunded Employee Liability Amount pursuant to Section 1.04 (Purchase Price Adjustment), and the fact that Purchaser may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 (Purchase Price Adjustment) in accordance with its terms; provided, however, that in no event shall Purchaser be entitled to receive indemnification for Losses (or Taxes) to the extent that any item is specifically reflected in the calculation of the Final Closing Date Amount or the Final Unfunded Employee Liability Amount, as applicable.

(d) For purposes of calculating Losses hereunder and for purposes of establishing whether a breach has occurred, any materiality, Seller Material Adverse Effect or Material Adverse Effect qualifications (including any phrases qualifying any matter by materiality) in the representations and warranties in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests), Article III (Representations and Warranties Relating to the Companies) or in any

certificate delivered pursuant hereto shall be disregarded (other than in Section 3.09(a) and in Section 3.15 (Absence of Changes or Events), each of which shall retain such qualifications for such purposes).

SECTION 8.02     General Indemnification by Purchaser.  (a) Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Purchaser shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Seller and Intermediate Holdco against, and hold them harmless from, any Loss suffered or incurred by Seller, Intermediate Holdco and their respective Affiliates and each of their respective officers, directors, employees, stockholders, partners, members, agents and representatives (collectively, the “Seller Indemnitees”) (other than any Loss relating to Taxes, for which indemnification is provided under Section 8.03 (Tax Indemnification)) to the extent arising out of, relating to or resulting from:

(i) any breach of any representation or warranty made by Purchaser in this Agreement;

(ii) any breach of any covenant or agreement contained in this Agreement made or to be performed by Purchaser or any of its Affiliates (including the Companies solely with respect to periods following the Closing);

(iii) any Closing Required Payment Amount that should have been reflected in the Final Closing Statement but was not so reflected or any amount that subsequent to the Closing becomes a Required Payment Amount;

(iv) the Assumed Credit Support Obligations; and

(v) the Assumed Liabilities (as defined in the Reorganization Plan).

(b) Purchaser shall not be required to indemnify any Seller Indemnitee and shall not have any liability:

(i) under Section 8.02(a)(i) unless the aggregate amount of all Losses for which Purchaser would, but for this clause (i), be liable thereunder exceeds on a cumulative basis the Deductible, and then only to the extent of any such excess;

(ii) under Section 8.02(a)(i) for any individual items where the Loss relating thereto is less than the Per Claim Threshold, and such items shall not be aggregated for purposes of Section 8.02(b)(i);

(iii) under Section 8.02(a)(i) in excess of the Cap; provided, however, that none of the Cap, the Deductible nor the Per Claim Threshold shall apply with respect to any claim for indemnification arising out of, relating to or resulting from a breach or alleged breach of a Purchaser Fundamental Representation; provided further, however, that the cumulative indemnification obligations of Purchaser with respect to claims under this Agreement (including with respect to any claim for indemnification arising out of, relating to or resulting from a breach or alleged breach of a Purchaser Fundamental Representation, but excluding with respect to any claim under Section 8.02(a)(iii), Section 8.02(a)(iv) or Section 8.02(a)(v), which shall not be capped) shall not exceed the Purchase Price; and

(iv) under Section 8.02(a) to the extent the Loss arose in connection with any breach of a representation and warranty or covenant made or to be performed by Seller or Intermediate Holdco in this Agreement.

(c) Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05 (Right to Specific Performance), (ii) Section 1.04 (Purchase Price Adjustment) and (iii) claims of, or causes of action arising from, Actual Fraud, each of Seller and Intermediate Holdco, on behalf of itself and each other Seller Indemnitee, agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, each of Seller and Intermediate Holdco, on behalf of itself and each other Seller Indemnitee, hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than those expressly contemplated by clauses (i) and (ii) of the immediately preceding sentence) it or any Seller Indemnitee may have against Purchaser or any of Purchaser’s Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith or any applicable Law, in each case except pursuant to the indemnification provisions set forth in this Article VIII.  Notwithstanding the foregoing, nothing contained in this Section 8.02(c) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the Closing Unfunded Employee Liability Statement and the calculation of the Final Closing Date Amount and the Final Unfunded Employee Liability Amount pursuant to Section 1.04, and the fact that Seller and Intermediate Holdco may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Seller or Intermediate Holdco be entitled to receive indemnification for Losses (or Taxes) to the extent that any item is specifically reflected in the calculation of the Final Closing Date Amount or the Final Unfunded Employee Liability Amount, as applicable.

(d) For purposes of calculating Losses hereunder and for purposes of establishing whether a breach has occurred, any materiality or Purchaser Material Adverse Effect qualifications (including any phrases qualifying any matter by materiality) in the representations and warranties in Article IV (Representations and Warranties of Purchaser) or in any certificate delivered pursuant hereto shall be disregarded.

SECTION 8.03     Tax Indemnification.  (a) Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Seller and Intermediate Holdco shall (without duplication with respect to any other payment made pursuant to this Agreement), jointly and severally, indemnify Purchaser and its Affiliates against, and hold them harmless from:

(i) all Taxes of any Company, or imposed with respect to any of the Transferred Assets, for any Pre-Closing Tax Period;

(ii) all Taxes of any Company, or imposed with respect to any of the Transferred Assets, resulting from any breach of any covenant or agreement relating to Taxes made or to be performed by Seller, Intermediate Holdco or any of their respective Affiliates (including the Companies solely with respect to periods prior to the Closing);

(iii) all Taxes of any Person other than any Company for which any Company becomes liable as a result of being or having been at any time before Closing, part of any consolidated, combined, affiliated, aggregated, unitary or similar group;

(iv) any Taxes of any Person other than any Company for which any Company becomes liable as a transferee or successor, by contract or by operation of law, to the extent relating to a contract or other transaction entered into prior to the Closing;

(v) all Transfer Taxes borne by Seller in accordance with Section 5.08;

(vi) all Taxes of any Company, or imposed with respect to any of the Transferred Assets, resulting from the Pre-Closing Reorganization, other than Transfer Taxes described in Section 5.08; and

(vii) any reasonable and documented third-party fees, costs and expenses resulting from the items described in clauses (i) through (vi) above;

provided that notwithstanding anything to the contrary in this Agreement, Seller and Intermediate Holdco shall not be liable under this Section 8.03 for any Taxes (or third-party fees, costs and expenses resulting from such Taxes) to the extent any such Taxes (or fees, costs and expenses) (1) are described in Section 8.03(b)(ii)-(iv) or (2) result from any action taken or omitted to be taken by Purchaser or any of its Affiliates (including, after the Closing Date, the Companies) other than in accordance with the terms of this Agreement; provided further, that Seller’s and Intermediate Holdco’s indemnity obligation pursuant to this Section 8.03 shall be reduced by the amount of any refunds or credits of Taxes with respect to Pre-Closing Tax Periods (net of any costs or expenses, including Tax costs, incurred by Purchaser with respect thereto) to the extent received after the Closing Date by Purchaser or any of its Affiliates (including any Company) required to be, and not, remitted to Seller in accordance with Section 5.07(c) (Refunds and Credits) prior to the date on which Seller and Intermediate Holdco is required to make the applicable indemnity payment hereunder; provided further that Purchaser shall thereafter have no obligation to make the payment set forth in Section 5.07(c) (Refunds and Credits) in respect of such set-off amount.

(b) Subject to the terms (including the limitations) set forth in this Article VIII, from and after the Closing, Purchaser shall indemnify Seller, Intermediate Holdco and their respective Affiliates against, and hold them harmless from:

(i) all Taxes of any Company, or imposed with respect to any of the Transferred Assets, for any Post-Closing Tax Period;

(ii) all Taxes of any Company, or imposed with respect to any of the Transferred Assets, resulting from any breach of any covenant or agreement relating to Taxes made or to be performed by Purchaser or any of its Affiliates (including the Companies solely with respect to periods following the Closing);

(iii) all Transfer Taxes borne by Purchaser in accordance with Section 5.08; and

(iv) any reasonable and documented third-party fees, costs and expenses resulting from the items described in clauses (i) and (iii) above;

provided that notwithstanding anything to the contrary in this Agreement, Purchaser shall not be liable under this Section 8.03 for any Taxes (or third-party fees, costs and expenses resulting from such Taxes) to the extent any such Taxes (or fees, costs and expenses) are described in Section 8.03(a).

(c) In the case of any Straddle Period:

(i) Taxes imposed on a periodic basis (such as, solely by way of example, real, personal and intangible property taxes) for any Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the Straddle Period;

(ii) Taxes (other than Taxes described in clause (i) above) for any Pre-Closing Tax Period shall be computed (x) as if such taxable period ended as of the close of business on the Closing Date and (y) in the case of any such Taxes attributable to the ownership of any Equity Interest in a partnership, other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable applicable Law), as if the taxable period of that entity ended as of the close of business on the Closing Date; and

(iii) Overpayments of estimated Taxes of a Company by Seller, Intermediate Holdco or their respective Affiliates with respect to the pre-closing portion of any Straddle Period and Taxes paid by Seller, Intermediate Holdco or their respective Affiliates with respect to a Company before the Closing Date that relate to a post-closing portion of a Straddle Period shall, to the extent they actually offset Taxes that Purchaser would otherwise be liable for under this Section 8.03, be promptly refunded by Purchaser to Seller or Intermediate Holdco and in any case, within five Business Days from the filing of any Straddle Period Tax Return.  Section 5.07(c) (Refunds and Credits), rather than this Section 8.03(c)(iii), shall control in respect of any Tax refunds or credits arising from payments of Taxes by Seller or Intermediate Holdco for any Straddle Period.

(d) Any indemnity obligation for Taxes pursuant to this Section 8.03 shall be paid within 30 Business Days after Purchaser, Seller or Intermediate Holdco, as applicable, makes written demand upon the other party claiming it is entitled to indemnification under this Section 8.03 and the indemnifying party shall make commercially reasonable efforts to pay such amounts prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority.

SECTION 8.04     Calculation of Losses; Mitigation.  (a) The amount of any Loss (including a Tax) for which indemnification is provided under this Article VIII shall be net of any amounts recovered or recoverable by the indemnified party under insurance policies with respect to such Loss.  The amount of the Loss (including a Tax) arising out of any item included as a liability in calculating Closing Working Capital, if any, shall be calculated net of the amount so included.

(b) Notwithstanding anything to the contrary herein or provided under applicable Law, Losses exclude (x) incidental, consequential and lost profits damages (except, in each case, to the extent any such Losses were reasonably foreseeable) and (y) punitive, special or treble damages (except, in each case, to the extent any such Losses are awarded and paid by an indemnified party with respect to a Third Party Claim).

(c) Purchaser, Seller and Intermediate Holdco shall, and shall cause their respective Affiliates to, cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party or a Seller Indemnitee or Purchaser Indemnitee hereunder, including by using commercially reasonable efforts to (i) resolve any such claim or liability and (ii) mitigate any Loss for which indemnification is sought under this Agreement; provided, however, that the reasonable out-of-pocket costs of such mitigation shall constitute Losses for purposes of this Agreement.  In the event that Purchaser, Seller or Intermediate Holdco shall fail to use such commercially reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person for any loss, liability, claim, damage or expense that would reasonably be expected to have been avoided if Purchaser, Seller or Intermediate Holdco, as the case may be, had made such efforts.

SECTION 8.05     Tax Treatment of Indemnification.  Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes.

SECTION 8.06     Termination of Indemnification.  The obligations to indemnify and hold harmless any party (a) pursuant to Section 8.01(a)(i) (General Indemnification by Seller) or Section 8.02(a)(i) (General Indemnification by Purchaser) shall terminate when the applicable representation or warranty terminates pursuant to Section 8.09 (Survival of Representations and Covenants), (b) pursuant to Section 8.01(a)(ii) (General Indemnification by Seller) or Section 8.02(a)(ii) (General Indemnification by Purchaser) shall terminate when the applicable covenant or agreement terminates pursuant to Section 8.09 (Survival of Representations and Covenants) and (c) pursuant to Section 8.03 (Tax Indemnification) shall terminate 30 calendar days following the expiration of the applicable statute of limitations; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a good faith claim by delivering a notice of such claim in writing (stating in reasonable detail the basis of such claim) pursuant to Section 8.07 (Indemnification Procedures for Other Than Tax Claims) or Section 8.08 (Indemnification Procedures for Tax Claims) to the party to be providing the indemnification.

SECTION 8.07     Indemnification Procedures for Other Than Tax Claims.

(a) Third Party Claims.  In order for a Person (the “indemnified party”) to be entitled to any indemnification provided for under Section 8.01 (General Indemnification by Seller) or Section 8.02 (General Indemnification by Purchaser) in respect of, arising out of or involving a claim made by any third Person against the indemnified party (a “Third Party Claim”), such indemnified party must notify the party required to provide indemnification therefor (the “indemnifying party”) in writing (and in reasonable detail) of the Third Party Claim within 30 Business Days after receipt by such indemnified party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been materially prejudiced as a result of such failure.  Thereafter, the indemnified party shall deliver to the indemnifying party, within 10 Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim; provided, however, that the failure to deliver any such notices or documents shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been materially prejudiced as a result of such failure.

(b) Assumption.  If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume (within 30 Business Days after receipt of notice of such Third Party Claim) the defense thereof with counsel selected by the indemnifying party and reasonably acceptable to the indemnified party; provided, however, that the indemnifying party shall not have the right to assume the defense of any Third Party Claim and the indemnified party shall have the right to conduct and control the defense of such Third Party Claim and any litigation resulting therefrom and in connection therewith to employ, at the indemnifying party’s expense, one counsel of its choice in each applicable jurisdiction (if more than one jurisdiction is involved) to represent the indemnified party if (i) the indemnifying party elects not to defend, compromise or settle a Third Party Claim, (ii) if the indemnifying party fails to notify the indemnified party within the required time period of its election as provided in this Section 8.07(b), (iii) the Third Party Claim has or would reasonably be expected to result in Losses in excess of the amounts available for indemnification pursuant to this Article VIII, (iv) the Third Party Claim seeks injunctive or other equitable relief against an indemnified party, (v) the Third Party Claim involves or may involve criminal conduct or (vi) the indemnifying party, having timely elected to defend a Third Party Claim, fails to adequately prosecute or pursue such defense.  Should the indemnifying party assume, and so elect in writing to assume, the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof.  If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense.  The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third Party Claim as provided above).  If the indemnifying party is entitled and chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall reasonably cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to testify and provide additional information and explanation of any material provided hereunder.  Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).  If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim and which releases the indemnified party completely in connection with such Third Party Claim; provided, however, that the indemnifying party shall not, without prior written consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (x) injunctive or other nonmonetary relief against the indemnified party, including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the indemnified party or (y) a finding or admission of fault or misconduct by the indemnified party.

(c) Other Claims.  In the event any indemnified party determines that it has a claim against any indemnifying party under Section 8.01 (General Indemnification by Seller) or Section 8.02 (General Indemnification by Purchaser) that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall promptly deliver written notice of such claim (describing such claim in reasonable detail) to the indemnifying party.  Subject to Section 8.06 (Termination of Indemnification) and Section 8.09 (Survival of Representations and Covenants), the failure by any indemnified party to so notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 8.01 (General Indemnification by Seller) or Section 8.02 (General Indemnification by Purchaser), except to the extent that the indemnifying party shall have been materially prejudiced as a result of such failure.  If the indemnifying party does not notify the indemnified party within 45 calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 8.01 (General Indemnification by Seller) or Section 8.02 (General Indemnification by Purchaser), such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 8.01 (General Indemnification by Seller) or Section 8.02 (General

Indemnification by Purchaser) and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

(d) Tax Claims.  Tax Claims shall be governed by Section 8.08 (Indemnification Procedures for Tax Claims) and not by this Section 8.07.

SECTION 8.08     Indemnification Procedures for Tax Claims.  (a) The indemnified party shall promptly (and in any event within 30 Business Days of receipt of written notice from the relevant Taxing Authority) notify the indemnifying party in writing of the commencement of any audit, investigation, litigation, claim or other judicial or administrative proceeding with respect to Taxes that, if successful, might result in an indemnity payment pursuant to Section 8.03 (Tax Indemnification), such claim (a “Tax Claim”); provided, however, that a failure to give such notice will not relieve the indemnifying party of its indemnification obligation under Section 8.03 (Tax Indemnification), except to the extent that such indemnifying party is actually prejudiced thereby.  Such notice shall contain factual information (to the extent known) in reasonable detail to apprise the indemnifying party of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim.

(b) Subject to Section 8.08(c) and 8.08(d), Seller shall have control of all Proceedings taken in connection with any Tax Claim that relates solely to Taxes for which Seller and Intermediate Holdco have an indemnification obligation under Section 8.03 (Tax Indemnification) (such Taxes, “Indemnified Taxes”); but Purchaser shall have the right to participate in such Proceedings at its own expense, and Seller shall not be able to settle, compromise or concede any portion of such Proceedings that is reasonably likely to affect the Tax liability of a Company for any Post-Closing Tax Period without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed; provided that if Seller fails to assume control of the conduct of any such Proceeding within a reasonable period following the receipt by Seller of notice of such Proceeding, Purchaser shall have the right to assume control of such Proceeding, in which case Purchaser shall not settle, compromise or concede such Proceeding without the consent of Seller, not to be unreasonably withheld, conditioned or delayed.  Seller shall have sole control of all Proceedings taken in connection with any Tax Claim relating to a Seller Consolidated Group or a Seller Consolidated Return.

(c) Seller and Purchaser shall jointly control (at each party’s sole expense) all Proceedings taken in connection with any Tax Claim relating to Taxes of any Company for a Straddle Period (other than any Tax Claim relating to a Seller Consolidated Group or a Seller Consolidated Return) and neither party shall settle such a Proceeding without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(d) In the case of a Proceeding that relates both to Indemnified Taxes and Taxes for which Purchaser is not indemnified under Section 8.03 (Tax Indemnification), Purchaser shall control the conduct of such Proceeding, but Seller shall have the right to participate in such Proceeding at its own expense, and Purchaser shall not settle, compromise or concede such Proceeding without the Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).  This Section 8.08(d) shall not apply to Tax Claims relating to Taxes for a Straddle Period, which is the subject of Section 8.08(c).

(e) Purchaser shall have exclusive control of all other Proceedings relating to Taxes with respect to the Companies or the Transferred Assets not otherwise governed by Sections 8.08(b), 8.08(c) or 8.08(d).

(f) Purchaser shall (and shall cause each Company to) cooperate with Seller, and Seller shall cooperate with Purchaser, in contesting any Tax Claim, which cooperation shall include the retention of records and information that are reasonably relevant to such Tax Claim (and provision of such records to the other party upon such other party’s reasonable request) and the making of employees available on a mutually convenient basis to provide additional information or explanation of any material relating to such Tax Claim.

SECTION 8.09     Survival of Representations and Covenants.  The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing as follows:  (a) the Seller Fundamental Representations and the Purchaser Fundamental Representations shall survive the Closing until 30 calendar days after the expiration of the applicable statute of limitations; (b) the representations and warranties in Article II (Representations and Warranties Relating to Seller, Intermediate Holdco and the Transferred Equity Interests), Article III (Representations and Warranties Relating to the Companies) and Article IV (Representations and Warranties of Purchaser) (other than the Seller Fundamental Representations, the Purchaser Fundamental Representations and the representations and warranties of Seller and Intermediate Holdco in Section 3.11 (Taxes)) shall survive the Closing until the Indemnity Escrow Release Date; (c) the representations and warranties of Seller and Intermediate Holdco in Section 3.11 (Taxes) shall not survive the Closing; and (d) the covenants and agreements of the parties contained in this Agreement shall survive the Closing until the Indemnity Escrow Release Date, except for those covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, which covenants shall survive in accordance with their terms.

SECTION 8.10     Release of Indemnity Escrow to Seller.  (a) In the event that any Purchaser Indemnitee shall have, prior to the Indemnity Escrow Release Date, validly delivered a notice of a claim (a “Pending Claim”) in respect of indemnification hereunder and made against the Indemnity Escrow Account, the amount of Indemnity Escrow Funds that should be reserved (the “Reserve Amount”) in respect of such Pending Claim shall be the amount of Losses asserted in good faith by such Purchaser Indemnitee in respect of such Pending Claim, prior to resolution of such Purchaser Indemnitee’s rights to indemnification hereunder and the amount of such Purchaser Indemnitee’s Losses.  Any Reserve Amounts held in the Indemnity Escrow Account related to Pending Claims brought prior to the Indemnity Escrow Release Date shall continue to be held in the Indemnity Escrow Account until such Pending Claim has been resolved or otherwise released in accordance with the Escrow Agreement and this Agreement.

(b) Upon the resolution in accordance with the terms of this Agreement of the amount of such Purchaser Indemnitee’s Losses in respect of any Pending Claim, if any, Seller and Purchaser shall jointly instruct the Escrow Agent in writing pursuant to the Escrow Agreement to release to the pertinent Purchaser Indemnitee the lesser of (i) the amount of such Losses and (ii) the balance of the Indemnity Escrow Funds remaining at such time.

(c) Promptly following the Indemnity Escrow Release Date, and thereafter, promptly following the resolution of any Pending Claim with respect to any Reserve Amount still held in the Indemnity Escrow Account, Seller and Purchaser shall jointly instruct the Escrow Agent in writing pursuant to the Escrow Agreement to distribute to Seller the Indemnity Escrow Funds remaining at such time minus the sum of all Reserve Amounts outstanding against such account at such time, if any.

ARTICLE IX

General Provisions

SECTION 9.01     Amendments and Waivers.  This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the party against whom such amendment or waiver shall be enforced.  The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such other right, power or remedy or to demand such compliance.  Notwithstanding the foregoing, no amendments or waivers to the provisions of Section 9.03 (No Third-Party Beneficiaries), Section 9.11 (Consent to Jurisdiction), Section 9.12 (WAIVER OF JURY TRIAL), Section 9.13 (Governing Law), Section 9.14 (No Recourse), Section 7.03(c) (Termination Fee) or this Section 9.01, or to any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of the aforementioned provision (including, in each case, the defined terms used therein to extent applicable thereto) shall be permitted in any manner adverse in any material respect to any Lender Related Party without the prior written consent of such Lender Related Party.

SECTION 9.02     Assignment.  This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of Law in connection with a merger or consolidation of such party) without the prior written consent of the other party, except that Purchaser will have the right to assign all or any portion of its rights and obligations pursuant to this Agreement (a) to any of its Affiliates unless such assignment would reasonably be expected to result in a Purchaser Material Adverse Effect; or (b) to any Lender Related Party pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing.  No assignment by any party hereto will relieve such party of any of its obligations hereunder. Any attempted assignment in violation of this Section 9.02 shall be void.

SECTION 9.03     No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and their permitted assigns, any legal or equitable rights or remedies hereunder; provided, however, that each of this Section 9.03 and Article VIII (Indemnification) is intended to be for the benefit of, and be enforceable by, the Purchaser Indemnitees and the Seller Indemnitees, as applicable; provided further, however, that each of this Section 9.03 and Section 5.13 (Indemnification of Directors and Officers) is intended to be for the benefit of, and be enforceable by, the Indemnitees; provided further, however, that each of this Section 9.03, Section 5.18(d) (Financing), Section 7.03(c) (Termination Fee) and Section 9.14 (No Recourse) is intended to be for the benefit of each Person specified therein; provided further, however, that each of this Section 9.03, Section 7.03(c) (Termination Fee), Section 9.01 (Amendments and Waivers), Section 9.05, Section 9.11 (Consent to Jurisdiction), Section 9.12 (WAIVER OF JURY TRIAL), Section 9.13 (Governing Law) and Section 9.14 (No Recourse) (and any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of this Section 9.03, Section 7.03(c) (Termination Fee), the last sentence of Section 9.01 (Amendments and Waivers), the last sentence of Section 9.05, Section 9.11 (Consent to Jurisdiction), Section 9.12 (WAIVER OF JURY TRIAL), Section 9.13 (Governing Law) or Section 9.14(b) (No Recourse)) is intended to be for the benefit of, and be enforceable by, each Lender Related Party.

SECTION 9.04     Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email, or if mailed, three calendar days after mailing (or one Business Day in the case of express mail or overnight courier service), as follows:

(i) if to Purchaser,

c/o Searchlight Capital Partners, L.P.
745 5th Avenue, 27th Floor
New York, NY 10151
Attn:	Nadir Nurmohamed
Eric Zinterhofer
Email:	nnurmohamed@searchlightcap.com
ezinterhofer@searchlightcap.com

with a copy to (which copy alone shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attn:	Taurie Zeitzer
Brian Lavin
Email:	tzeitzer@paulweiss.com
blavin@paulweiss.com

(ii) if to Seller,

Legal Department, Frontier Communications Corp.
401 Merritt 7
Norwalk, Connecticut 06851
Attn:	Kevin Saville, Sr. Vice President & General Counsel
Email:	kevin.saville@ftr.com

with copies to (which copies alone shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attn:	Robert I. Townsend, III, Esq.
O. Keith Hallam, III, Esq.
Email:	rtownsend@cravath.com
khallam@cravath.com

SECTION 9.05     Right to Specific Performance.  The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 9.11 (Consent to Jurisdiction), this being in addition to any other remedy to which any party is entitled at Law or in equity.  The right to specific enforcement shall include the right of a party hereto to cause the other party hereto to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement.  The parties hereto further agree (a) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (b) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy; provided that nothing contained in this clause (b) shall prohibit a party from opposing a grant of specific performance or other equitable relief on the basis that the party is not in breach of this Agreement or that such remedy is not permitted pursuant to the terms of this Agreement and (c) that the provisions set forth in Section 7.03 (Termination Fee) are not intended to and shall not be construed to diminish or otherwise impair in any respect Seller’s right to specific enforcement in accordance with (and subject to the terms of) this Section 9.05.  The parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the parties hereto would not have entered into this Agreement.  Notwithstanding the foregoing, it is explicitly agreed that the right of Seller to seek an injunction, specific performance or other equitable remedies in connection with enforcing Purchaser’s obligation to cause the Equity Financing to be funded to fund a portion of the Purchase Price and Purchaser’s obligations to effect the Closing shall be subject to the requirements that all of the following have been satisfied: (i) all conditions in Section 6.01 (Conditions to Each Party’s Obligation) and Section 6.02 (Conditions to Obligation of Purchaser) and all conditions in the Equity Commitment Letters were satisfied in full or waived in writing (other than those conditions which by their terms can only be satisfied by actions taken at the Closing, but such conditions are capable of being satisfied on such date as if it were the Closing Date and the Closing would occur) at the time when the Closing would have been required to occur pursuant to Section 1.02 (Closing Date), but for the failure of the Equity Financing to be funded; (ii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing; and (iii) Seller has irrevocably confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur.  In no event shall Seller be entitled to, or permitted to seek, specific performance directly against any Lender Related Party or to enforce specifically the terms of the Debt Commitment Letter or any other agreements with respect to the Debt Financing; provided that this sentence shall not limit Seller’s rights to enforce Purchaser’s obligations under this Agreement (including Section 5.18 (Financing) in accordance with the terms hereof.

SECTION 9.06     Interpretation; Exhibits and Schedules; Certain Definitions.  (a) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day.  Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified; provided that the foregoing shall not apply to the Seller Disclosure Letter, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) any reference to “material to the Business” shall be construed to mean “material to the Business, taken as a whole”, (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (v) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vii) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, (viii) this Agreement shall be deemed to have been drafted by Purchaser and Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (ix) all references or citations in this Agreement to

Laws shall, when the context requires, be considered references or citations to any successor Laws, and shall be deemed to also refer to all rules and regulations promulgated thereunder, (x) the word “or” shall not be exclusive, (xi) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if” and (xii) the phrases “provided”, “delivered”, or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties, including in the case of “made available” to Purchaser prior to Closing, material that has been posted in the “data room” (virtual) hosted by Intralinks and established by Seller or its representatives and to which, and to the extent to which, Purchaser and its representatives had received such information or had access to such information, as applicable, prior to 11:59 p.m. on May 27, 2019, and such information and such access has been continuously available since the date it was provided or access was granted.

(b) For all purposes hereof:

“2016 Audited Financial Statements” means, collectively, (a) the balance sheet for the Business as of December 31, 2016, and (b) the income statement and statement of cash flows for the Business for the fiscal year ended December 31, 2016, together with footnote disclosure, in each case prepared in accordance with GAAP and audited by the independent accountants of the Companies.

“2017 Audited Financial Statements” means, collectively, (a) the balance sheet for the Business as of December 31, 2017 (with comparative information as of December 31, 2016), and (b) the income statement and statement of cash flows for the Business for the fiscal year ended December 31, 2017 (with comparative information for the fiscal year ended December 31, 2016), together with footnote disclosure, in each case prepared in accordance with GAAP and audited by the independent accountants of the Companies.

“2018 Audited Financial Statements” means, collectively, (a) the balance sheet for the Business as of December 31, 2018 (with comparative information as of December 31, 2017), and (b) the income statement and statement of cash flows for the Business for the fiscal year ended December 31, 2018 (with comparative information for the fiscal year ended December 31, 2017), together with footnote disclosure, in each case prepared in accordance with GAAP and audited by the independent accountants of the Companies.

“2019 Audited Financial Statements” means, collectively, (a) the balance sheet for the Business as of December 31, 2019 (with comparative information as of December 31, 2018), and (b) the income statement and statement of cash flows for the Business for the fiscal year ended December 31, 2019 (with comparative information for the fiscal year ended December 31, 2018), together with footnote disclosure, in each case prepared in accordance with GAAP and audited by the independent accountants of the Companies.

“Accounting Principles” means the accounting practices, principles, policies, procedures and methodologies used in the preparation of the Unaudited Historical Financial Statements, applied on a consistent basis, and the rules set forth on Exhibit F; provided that in the event of any conflict between such accounting principles, methods and practices and the rules set forth on Exhibit F, the rules set forth on Exhibit F shall apply; provided, further, that, in the case of the Unfunded Defined Benefit Pension Liabilities and the Transferred Retiree Medical Liabilities, Accounting Principles means the Pension Principles and the Retiree Medical Principles, respectively.

“Actual Fraud” means actual and intentional fraud with respect to the representations and warranties expressly set forth in this Agreement that is committed by the party making such representations and warranties.

“Adjustment Escrow Account” means the escrow account maintained by the Escrow Agent to hold and disburse the Adjustment Escrow Funds pursuant to the Escrow Agreement and the terms of this Agreement.

“Adjustment Escrow Amount” means an amount equal to the amount set forth opposite such name in Section 9.06(b)(x) of the Seller Disclosure Letter.

“Adjustment Escrow Funds” means the amount of funds in the Adjustment Escrow Account from time to time.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided that (other than for purposes of Section 5.20 (Release), Section 8.01 (Termination Fee), Section 8.01 (General Indemnification by Seller) or Section 9.03 (No Third-Party Beneficiaries)) in no event shall Purchaser be considered an Affiliate of any of the Guarantors or any direct or indirect equityholder of Purchaser (including the Guarantors) (or any of such equityholder’s Affiliates) or any portfolio company or investment fund affiliated with any Guarantor, nor shall any Guarantor or any direct or indirect equityholder of Purchaser (including the Guarantors) (or any of such equityholder’s Affiliates) or any portfolio company or investment fund affiliated with any Guarantor, be considered to be an Affiliate of Purchaser. For purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Alternative Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses that constitute or represent 5% or more of the total revenue, net income or assets of the Business or (ii) 5% or more of the outstanding Equity Interests in the Companies, in each case other than the transactions contemplated hereby.

“Assumed Benefit Agreement” means any Benefit Agreement or any portion thereof, (i) that is contributed to, maintained or sponsored by any of the Companies, or (ii) any assets or liabilities of which (A) Purchaser has explicitly agreed to assume pursuant to this Agreement or (B) transfer to Purchaser or its Affiliates under applicable Law as a result of the Transactions.

“Assumed Benefit Plan” means any Benefit Plan or any portion thereof, (i) that is contributed to, maintained or sponsored by any of the Companies, or (ii) any assets or liabilities of which (A) Purchaser has explicitly agreed to assume pursuant to this Agreement or (B) transfer to Purchaser or its Affiliates under applicable Law as a result of the Transactions.

“Balance Sheet Date” means December 31, 2018.

“Benefit Agreement” means any employment, consulting, incentive compensation, bonus, deferred compensation, severance, change of control, retention, stock purchase, equity or equity-based compensation or similar agreement between Seller or any of its Affiliates, on the one hand, and any Service Provider, on the other hand.

“Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)) and each other benefit or compensation, bonus, savings, pension, profit-sharing, retirement, deferred compensation, incentive compensation, stock ownership, equity or equity-based compensation, paid time off, perquisite, fringe benefit, vacation, change of control, severance, retention, salary continuation, disability, death benefit, hospitalization, medical, life insurance, welfare benefit or other plan, program, policy, arrangement or agreement sponsored, maintained or contributed to or required to be maintained or contributed to by Seller or any of its Affiliates, in each case, providing benefits to any Service Provider or any of their respective dependents or with respect to which Seller or any of its Affiliates has any liability, contingent or otherwise, but not including any Benefit Agreement.

“Business” means the business, activities and operations of Seller and its Subsidiaries (including the Companies) in the States of Washington, Oregon, Idaho and Montana (the “Territory”).

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by applicable Law or executive order to close.

“Business Employee Benefit Plan” means any Assumed Benefit Plan or Assumed Benefit Agreement.

“Business Vendor Contract” means any Contract between Seller or any Affiliate of Seller (other than a Company) and any third party pursuant to which such third party provides products or services exclusively to the Business.

“Cash” means, with respect to the Companies, all cash or cash equivalents, including (i) cash in hand, bank balances, term deposits and cash on deposit (including uncleared checks or drafts received or deposited for the account of any Company), (ii) short-term investments that are readily convertible to cash, including short-term deposits with original maturities of three months or less, demand deposits, savings accounts, certificates of deposit, money market funds, U.S. treasury bills and other highly liquid marketable securities and (iii) credit card collections in hand, but excluding (x) any amounts required to cover uncleared checks or drafts issued by any Company (to the extent a corresponding amount has been released from accounts payable) and (y) any amounts held in escrow or trust for any other Person.

“CFIUS” means the interagency Committee on Foreign Investment in the United States, including any successor or replacement thereof.

“CFIUS Approval” means that any review or investigation by CFIUS of the Transactions shall have been concluded, and either (a) Seller and Purchaser shall have received written notice from CFIUS that all action under DPA is concluded with respect to the Transactions, and there are no unresolved issues of national security, or (b) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions, or the time permitted by Law for such action shall have lapsed.

“CFIUS Notice” means a joint voluntary notice with respect to the Transactions prepared by the parties hereto and submitted to CFIUS in accordance with the requirements of DPA.

“Change of Control Payments” means the aggregate amount of all change of control, bonus, retention, termination, severance or other payments that are payable by any Company to any Service Provider as a result of or in connection with the consummation of the Closing, together with any employer-paid portion of any employment and payroll taxes related thereto; provided, however, that in no event shall any bonus, termination, severance or other similar payments to any Service Provider pursuant to any agreement or arrangement adopted or entered into by Purchaser (or by the Companies at the written direction of Purchaser) after the date hereof or any so-called double trigger arrangement that is triggered by the termination of any Transferred Employee following the consummation of the Closing be considered Change of Control Payments.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining or other labor union Contract or labor arrangement or similar agreement covering any Employee of the Business, in each case, which is listed on Section 3.14(b) of the Seller Disclosure Letter.

“Communications Act” means the Communications Act of 1934, as amended, and the rules, regulations, written policies and orders of the FCC thereunder.

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact regarding the Business, or omit to state any material fact regarding the Business necessary in order to make such Required Information not misleading under the circumstances, (ii) such Required Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of non-convertible debt securities and other than any such information not required to be included pursuant to paragraph 5 of the Debt Commitment Letter), (iii) with respect to any interim financial statements, such interim financial statements have been reviewed by the Companies’ independent accountants as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105 and (iv) the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of non-

convertible debt securities under Rule 144A of the Securities Act and are sufficient to permit the applicable independent accountants of the Companies to issue customary comfort letters to the financing sources providing the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period, which such accountants have confirmed they are prepared to issue subject to their completion of customary procedures.

“Credit Support Obligations” shall mean letters of credit, guarantees, surety bonds, trust agreements and other credit support instruments issued by Seller or any of its Affiliates (including the Companies) or third parties on behalf of the Business or any Company.

“Current Assets” means, as determined in accordance with the Accounting Principles, the consolidated total current assets of the Companies (consisting only of the asset account line items specified as “Current Assets” on Exhibit F), but excluding (x) Cash and (y) income Tax assets and deferred Tax assets (but shall include current non-income Tax assets).

“Current Liabilities” means, as determined in accordance with the Accounting Principles, the consolidated total current liabilities of the Companies (consisting only of the liability account line items specified as “Current Liabilities” on Exhibit F), but excluding (x) Indebtedness and (y) income Tax liabilities and deferred Tax liabilities (but shall include current non-income Tax liabilities).

“Customer Contract” means any customer Contract (other than Master Agreements) entered into by Seller or any other member of the Seller Group that exclusively provides for the delivery of goods and services of the Business as of the Closing to customers of the Business as of the Closing (including customer equipment leases, customer equipment warranties, pay phone service arrangements and Contracts with customers with originating switched long distance traffic initiating from the local exchanges).

“Customer Database” means all customer databases, customer lists, historical records of customers and any other information collected with respect to residential and commercial customers of the Business, including, as applicable, current address, service address, customer contact history, service history, payment history, information relating to services purchased and billing information.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, and all regulations issued and effective thereunder.

“Employee Liability Adjustment Escrow Account” means the escrow account maintained by the Escrow Agent to hold and disburse the Employee Liability Adjustment Escrow Funds pursuant to the Escrow Agreement and the terms of this Agreement.

“Employee Liability Adjustment Escrow Amount” means an amount equal to the amount set forth opposite such name in Section 9.06(b)(x) of the Seller Disclosure Letter.

“Employee Liability Adjustment Escrow Funds” means the amount of funds in the Employee Liability Adjustment Escrow Account from time to time.

“Employee of the Business” means each employee of Seller or its Affiliates listed on Section 9.06(b)(iii) of the Seller Disclosure Letter, identified by identification number and job title, as it may be amended from time to time in accordance with this Agreement, which represents those employees whose primary duties (i) immediately prior to the date of this Agreement have been dedicated to the Business, (ii) as of their last date actively at work prior to commencing (A) maternity or paternity leave, educational leave, short-term disability leave, military leave with veterans’ reemployment rights under federal law, leave under the Family and Medical Leave Act of 1993, or any other approved leave of absence (other than long-term disability leave) or (B) long-term disability leave solely in the case of union represented employees who are receiving benefits under a long-term disability plan maintained by the Seller or its Affiliates and whose reinstatement rights with Seller or Affiliates have not expired as of the Closing, in either case, were dedicated to the Business or (iii) as of their last date actively at work in the case of individuals who were union represented employees and who have been laid off and have a right to recall by Seller or its Affiliates that has not expired as of the Closing, were dedicated to the Business.  For the avoidance of doubt, (A) any individual set forth on Section 9.06(b)(iv) of the Seller Disclosure Letter shall not be an “Employee of the Business” (each such individual, a “Retained Employee”), (B) no individual set forth on Section 9.06(b)(iii) of the Seller Disclosure Letter shall be a Retained Employee and (C) no individual that works in any state outside the Territory shall be an Employee of the Business without the prior written consent of Purchaser.

“Environmental Laws” means any and all applicable Laws and Judgments issued, promulgated or entered into by or with any Governmental Entity relating to pollution, protection of human health and safety (as such relates to exposure to hazardous or toxic substances) or the environment, or preservation or reclamation of natural resources or the storage, treatment, transportation, release or disposal of hazardous or toxic substances.

“Equity Interest” means any share capital, membership interest, partnership interest or other equity interest in a Person.

“ERISA” means the Employee Retirement Income Act of 1974, as amended.

“Escrow Agent” means Citibank, N.A.

“Escrow Agent Fee” means the fee to be charged by the Escrow Agent for its services under the Escrow Agreement.

“FCC” means the U.S. Federal Communications Commission or any successor Governmental Entity.

“Final Closing Date Amount” means an amount equal to:

(i) the Purchase Price; plus

(ii) Closing Cash; plus

(iii) Closing Working Capital; minus

(iv) Target Working Capital; minus

(v) Closing Indebtedness; plus

(vi) the Closing Required Payment Amount; minus

(vii) the Closing Change of Control Payments; minus

(viii) the Indemnity Escrow Amount; minus

(ix) the Adjustment Escrow Amount; minus

(x) fifty percent (50%) of the Escrow Agent Fee.

“Final Unfunded Employee Liability Amount” means an amount equal to the sum of (i) the Closing Unfunded Defined Benefit Plan Liability Amount, (ii) the Closing Retiree Medical Liability Amount and (iii) the Employee Liability Adjustment Escrow Amount.

“Financial Statements” means the Unaudited Historical Financial Statements, the 2016 Audited Financial Statements, the 2017 Audited Financial Statements, the 2018 Audited Financial Statements, and, to the extent required to be delivered to Purchaser pursuant to Section 5.24 (Certain Financial Statements), the Q1 2019 Unaudited Financial Statements, the Q2 2019 Unaudited Financial Statements, the Q3 2019 Unaudited Financial Statements, the 2019 Audited Financial Statements and the Q1 2020 Unaudited Financial Statements, collectively.

“Former Employee of the Business” means any Employee of the Business who is not employed by one of the Companies as of the Closing or any individual who is set forth on Section 9.06(b)(viii) of the Seller Disclosure Letter, as it may be amended from time to time in accordance with this Agreement.

“Franchise” means each franchise, as such term is defined in the 47 U.S.C. § 522, granted by a Governmental Entity authorizing the construction, upgrade, maintenance and operation of any part of any System.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substances” means any petroleum or petroleum distillate or by-product, any radioactive material, or any other chemical, material or substance defined, classified or regulated under Environmental Law as “hazardous” or “toxic”, or as an environmental “contaminant” or “pollutant”, or words of similar meaning and regulatory effect.

“Indebtedness” means, as determined in accordance with the Accounting Principles (to the extent applicable), without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, fees, expenses, make-whole payments, termination or breakages costs or penalties payable as a result of the consummation of the Transactions) arising under, any obligations of the Companies consisting of (i) indebtedness for borrowed money or in respect of loans or advances; (ii) obligations evidenced by bonds, notes, debentures, mortgages, debt securities or other similar instruments or by letters of credit or other Credit Support Obligations (but only to the extent drawn); (iii) purchase money obligations, conditional sale obligations, obligations under any title retention agreement and all other obligations relating to the deferred purchase price of property or services, including all notes and “earn-out” payments (other than trade payables incurred in the ordinary course of business consistent with past practice); (iv) obligations in respect of amounts outstanding under overdraft or similar lines; (v) capital lease obligations; (vi) obligations in respect of commodity or other derivative agreements, interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangement; (vii) any Taxes for current or future Tax periods that have arisen or may arise under Section 965 of the Code, assuming all such Taxes were due and payable in a Pre-Closing Tax Period and without taking into account any election under Section 965(h) of the Code; (viii) guarantees of obligations of the type described in the foregoing clauses of any other Person; and (ix) in the event the Closing occurs on or prior to January 1, 2020, an amount, if any, equal to the sum of (A) the remaining dollar expenditures required to be made in order to satisfy any CAF II Obligations required to be completed by December 31, 2019, that have not been so satisfied by Seller or one or more of its Affiliates as of the Closing, plus (B) any CAF II Penalties related to the Territory arising prior to (and which remained unpaid as of) the Closing.

“Indemnity Escrow Account” means the escrow account maintained by the Escrow Agent to hold and disburse the Indemnity Escrow Funds pursuant to the Escrow Agreement and the terms of this Agreement.

“Indemnity Escrow Amount” means an amount equal to the amount set forth opposite such name in Section 9.06(b)(x) of the Seller Disclosure Letter.

“Indemnity Escrow Funds” means the amount of funds in the Indemnity Escrow Account from time to time.

“Indemnity Escrow Release Date” means the date that is 12 months after the Closing Date.

“Independent Expert” means Ernst & Young, or if such Person is unable or unwilling to serve, another internationally recognized independent public accounting firm agreed upon by Purchaser and Seller in writing (such agreement not to be unreasonably withheld, conditioned or delayed); provided that in the case of a dispute concerning the Unfunded Defined Benefit Pension Liabilities and the Transferred Retiree Medical Liabilities, the Independent Expert means the actuary mutually appointed by Seller and Purchaser as contemplated by Section 5.06(i)(v).

“Information Privacy Laws” means all Laws concerning the receipt, collection, use, storage, processing, sharing, security, privacy, disclosure, sale, license or transfer of any Personal Information.

“Initial Closing Date Amount” means an amount equal to:

(i)            the Purchase Price; plus

(ii)            Estimated Cash; plus

(iii)            Estimated Working Capital; minus

(iv)            Target Working Capital; minus

(v)            Estimated Indebtedness; plus

(vi)            the Estimated Required Payment Amount; minus

(vii)            the Estimated Change of Control Payments; minus

(viii)            the Indemnity Escrow Amount; minus

(ix)            the Adjustment Escrow Amount; minus

(x)            fifty percent (50%) of the Escrow Agent Fee.

“Initial Unfunded Employee Liability Amount” means an amount equal to the sum of (i) the Estimated Unfunded Defined Benefit Plan Liability Amount, (ii) the Estimated Retiree Medical Liability Amount and (iii) the Employee Liability Adjustment Escrow Amount.

“Intellectual Property” means the following, in any and all countries:  (i) patents and patent applications, inventions, utility models and industrial designs, and all applications and issuances therefor, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisionals, continuations and continuations-in-part with respect thereto; (ii) trademarks, trade names, service marks, trade dress, taglines, social media identifiers and related accounts, brand names, logos and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals therefor; (iii) internet domain names and other computer identifiers; (iv) copyrights, applications and registrations therefor; (v) Software; (vi) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; and (vii) all other intellectual property rights of any kind or nature.

“IT Assets” means all computer systems, including Software, hardware, firmware, middleware and platforms, interfaces, systems, networks, information technology equipment, facilities, websites, infrastructure, workstations, switches, data communications lines and associated documentation used or held for use by the Companies in connection with the conduct of the Business, including the systems underlying the Systems Standup.

“Knowledge” means, (i) with respect to Seller, the actual knowledge of the individuals listed in Section 9.06(b)(vi) of the Seller Disclosure Letter after having made reasonable inquiry of those employees of members of the Seller Group or of a Company primarily responsible for the relevant matters and (ii) with respect to Purchaser, the actual knowledge of Steven B. Weed, Harold Zeitz, Wayne Schattenkerk and Timothy Austin, after having made reasonable inquiry of those employees or members of Purchaser or its Affiliates primarily responsible for the relevant matters.

“Labor Laws” means all federal, state, local and foreign Laws regarding labor, employment and employment practices, including but not limited to all Laws relating to:  (i) the hiring, promotion, assignment and termination of employees (including, but not limited to, timing and usage of employment applications, drug testing and pre-employment testing); (ii) discrimination; (iii) harassment; (iv) retaliation; (v) equal employment opportunities; (vi) disability; (vii) labor relations; (viii) wages and hours; (ix) the Fair Labor Standards Act of 1938 and applicable state and local wage and hour Laws; (x) hours of work; (xi) payment of wages (including, but not limited to, the timing of payments, recordkeeping and reporting of wages to employees); (xii) immigration; (xiii) workers’ compensation; (xiv) employee benefits; (xv) background and credit checks; (xvi) working conditions; (xvii) occupational safety and health; (xviii) family and medical leave; (xix) sick, family or personal leaves, paid or unpaid; (xx) classification of employees; (xxi) unfair competition/noncompetition; and (xxii) any bargaining or other obligations under the National Labor Relations Act, in each case, including, but not limited to, the Labor Management Relations Act, the Fair Credit Reporting Act, the Occupational Safety and Health Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Family and Medical Leave Act, the Equal Pay Act, the Rehabilitation Act, ERISA, the Health Insurance Portability and Accountability Act of 1996, the Uniform Services Employment and Reemployment Rights Act, the Genetic Information Nondiscrimination Act, 42 U.S.C. §§ 1981, 1983, 1985, and 1986, the Sarbanes-Oxley Act, the Immigration Reform and Control Act, the Dodd-Frank Act, the WARN Act and the Patient Protection and Affordable Care Act.

“Lender Related Parties” means the entities, including the Lenders, that have, directly or indirectly, committed to provide or arrange (or in the future commit to provide or arrange) or otherwise entered into agreements in connection with any Debt Financing, including the parties named in any joinder agreements or credit agreements entered into pursuant or relating thereto, their Affiliates, and their and their Affiliates’ respective former, current and future directors, officers, managers, members, stockholders, managers, members, general or limited partners, employees, agents, advisors and representatives, attorneys and representatives of the foregoing, and successors and permitted assigns of any of the foregoing.

“Liens” means any mortgages, deeds of trust, liens, security interests, charges, pledges, options, restrictions on transfer, easements, rights-of-way, title defects or similar encumbrances of any kind.

“Local Franchising Authority” means any local franchising authority having regulatory authority over cable television services and related Systems.

“Marketing Period” means the first period of 15 consecutive business days after the date of this Agreement throughout which, and at the end of which, (i) Purchaser has the Required Information and the Required Information is Compliant (it being understood that if Seller shall in good faith reasonably believe that it has provided the Required Information and the Required Information is Compliant, it may deliver to Purchaser a written notice to that effect (stating when it believes the Required Information was delivered), in which case Seller shall be deemed to have delivered the Required Information to Purchaser on the date of delivery of such notice unless Purchaser in good faith reasonably believes that Seller has not completed delivery of the Required Information or the Required Information is not Compliant and, within three (3) Business Days after its receipt of such notice from Seller, Purchaser delivers a written notice to Seller to that effect (stating with specificity which Required Information Purchaser reasonably believes Seller has not delivered or the reason for which Purchaser reasonably believes the Required Information is not Compliant); provided that it is understood that delivery of such written notice from Purchaser to Seller will not prejudice Seller’s right to assert that the Required Information has in fact been delivered and is Compliant); (ii) the conditions set forth in Sections 6.01 (Conditions to Each Party’s Obligation) and 6.02 (Conditions to Obligation of Purchaser) are satisfied (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions); and (iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 6.01 (Conditions to Each Party’s Obligation) or 6.02 (Conditions to Obligation of Purchaser) to fail to be satisfied (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions), assuming that such conditions were applicable at any time during such 15 consecutive business day period; provided that (A) July 3, 2019, July 5, 2019 and November 29, 2019 shall not be considered business days for purposes of such 15 consecutive business day period, (B) if such 15 consecutive business day period shall not have fully elapsed on or prior to August 16, 2019, then such 15 consecutive business day period shall commence no earlier than September 3, 2019 and (C) if such 15 consecutive business day period shall not have fully elapsed on or prior to December 20, 2019, then such 15 consecutive business day period shall commence no earlier than January 6, 2020.  Notwithstanding the foregoing, the Marketing Period will end on any earlier date on which the Debt Financing is funded (including funding into escrow) and the Marketing Period will not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of the consecutive business day period referenced herein, (1) Seller’s independent accountant has withdrawn its audit opinion with respect to the 2016 Audited Financial Statements, 2017 Audited Financial Statements, 2018 Audited Financial Statements or 2019 Audited Financial Statements (as applicable), in which case the Marketing Period will not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Business for the applicable periods by the independent accountant or another “Big Four” or other nationally recognized independent public accounting firm or other public accounting firm reasonably acceptable to Purchaser, (2) Seller issues a public statement indicating its intent to restate any historical financial statements of the Business, in which case the Marketing Period will not be deemed to commence unless and until such restatement has been completed and the relevant Required Information has been amended or Seller has announced that it has concluded that no restatement will be required in accordance with GAAP or (3) any Required Information would not be Compliant at any time during such business consecutive business day period (it being understood and agreed that if any Required Information provided at the commencement of the Marketing Period ceases to be Compliant during such consecutive business day period, then the Marketing Period will be deemed not to have occurred) or otherwise does not include the “Required Information” as defined.

“Master Agreement” means any Contract with a customer of Seller or any of its Affiliates, in each case to which Seller or any of its Affiliates is a party, and in each case which provides for such customers to receive one or more products or services that are provided by the Business as well as one or more products or services that are provided by the Seller Business, excluding, for the avoidance of doubt, any Retained Contracts (as defined in the Reorganization Plan).

“Material Adverse Effect” means any event, change, development, circumstance or effect that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), results of operations, assets or liabilities of the Business, taken as a whole or (b) would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions by Seller; provided, however, that, for purposes of clause (a), no such event, change, development, circumstance or effect to the extent resulting from or arising out of any of the following shall, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, any such material adverse effect: (i) any change in applicable Law, GAAP or any applicable accounting standards or any change in the enforcement of any of the foregoing, in each case after the date of this Agreement; (ii) general economic, political, social, regulatory or business conditions or changes therein (including the commencement, continuation or escalation of war, terrorism, armed hostilities or national or international calamity) or the conditions of any credit, financial or capital markets; (iii) financial, credit and capital markets conditions, including interest rates, and any changes therein; (iv) currency exchange rates, and any changes therein; (v) any change generally affecting the industry in which the Business operates; (vi) the announcement of the entry into this Agreement, the identity of Purchaser, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities (provided that this clause (vi) shall not apply to the representations and warranties set forth in Section 3.04 (No Conflicts; Consents)); (vii) the compliance with the express terms of this Agreement or the taking of any action required by, or in accordance with, this Agreement (provided that this clause (vii) shall not apply to Seller’s compliance with Section 5.01 (Covenants Relating to Conduct of Business) (or any action taken by Seller in connection therewith)), (viii) any act of God, weather-related event, natural disaster, pandemic, force majeure event or other similar event; (ix) any act of terrorism or change in geopolitical conditions; (x) any failure of the Business, as the case may be, to meet any projections, forecasts, estimates, budgets, milestones or financial or operational predictions (provided that this clause (x) shall not prevent a determination that any event, change, development, circumstance or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such event, change, development, circumstance or effect is not otherwise excluded from this definition of Material Adverse Effect)); (xi) changes or prospective changes in credit ratings of any of the Companies (provided that this clause (xi) shall not prevent a determination that any event, change, development, circumstance or effect underlying such change or prospective changes in such credit ratings has resulted in a Material Adverse Effect (to the extent such event, change, development, circumstance or effect is not otherwise excluded from this definition of Material Adverse Effect)); or (xii) any action taken after the date of this Agreement at the written request of Purchaser (other than compliance with the terms hereof); provided that the exceptions in clauses (i), (ii), (iii), (iv), (v), (viii) and (ix) above shall not apply to the extent such circumstance, development, effect, change, event, occurrence or state of facts has a disproportionate impact on the Business relative to other participants in the industry in which the Business operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Names” means the names, words and logos set forth on Section 9.06(b)(vii) of the Seller Disclosure Letter, any other names, phrases or logos including any such word or logo,

and any trademarks, service marks, internet domain names, trade names, trade dress, social media identifiers, handles and tags, or other identifiers of source or goodwill confusingly similar to, or dilutive of any of the foregoing, in any jurisdiction in the world.

“New Names” means the names, words, logos and other trademarks selected and confirmed by Purchaser in writing prior to Closing (including by the filing of applications for registration, as applicable) for use in connection with the Business following the Closing, including in conjunction with the Names during the Transition Period as set forth herein, that, in each case, do not contain and are not confusingly similar to or a derivative of any Names.

“Pension Principles” means the accounting practices, principles, policies, procedures and methodologies set forth on Exhibit H.

“Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet due or payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained on the Financial Statements in accordance with the Accounting Principles; (ii) Liens of lessors over assets owned by them and leased to a third party; (iii) solely with respect to personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iv) Liens for Taxes, assessments or other governmental charges that are not due and payable, or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been maintained on the Financial Statements in accordance with the Accounting Principles; (v) easements, covenants, conditions, rights-of-way, imperfections of title, restrictions and other similar encumbrances or other minor title defects that, in each case, do not require payment of a sum of money to discharge and that, individually or in the aggregate, would not reasonably be expected to materially interfere with or impair the present use or occupancy of the applicable property; (vi) zoning, building, land use and other similar restrictions; (vii) Liens that have been placed by any developer, landlord or other third party on the fee interest in any Leased Real Property or on property over which the Companies have easement rights, or any subordination or similar agreements relating thereto; (viii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (ix) leases listed in Section 3.07(b) of the Seller Disclosure Letter or leases entered into in the ordinary course of business; and (x) other non-monetary imperfections of title or encumbrances that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the Business as conducted as of the date of this Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Entity or other entity.

“Personal Information” means any information that identifies an individual, and any other personal information that is protected by any applicable Laws.

“Personal Property” means all of the machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts and other tangible personal property which is owned, used or leased by the Company and used in the conduct of the Business or the operations of the Business.

“Post-Closing Tax Period” shall mean any taxable period (or the portion of any Straddle Period) that begins after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period (or the portion of any Straddle Period) that ends on or before the Closing Date.

“Pre-Closing Tax Return” shall mean any Tax Return required to be filed by or with respect to any Company with respect to any Pre-Closing Tax Period.

“Privileged Information” means, with respect to each party, information regarding such party or its Subsidiaries, or any of its operations, assets or liabilities (whether in documents or stored in any other form or known to its employees or agents) that is protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or another applicable legal privilege, in each case that the other party or its Subsidiaries may come into possession of or obtain access in connection with the Transactions.

“Proceeding” shall mean any claim, suit, action, hearing, litigation, administrative charge, investigation, arbitration or other material proceeding (whether civil, criminal, administrative, or investigative).

“Public Notice” means that certain notice referred to as Wireline Competition Bureau Announces Connect America Phase II Support Amounts Offered to Price Cap Carriers to Expand Rural Broadband, WC Docket No. 10-90, Public Notice, 30 FCC Rcd 3905 (Apr. 29, 2015).

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.01 (Organization and Standing; Power), Section 4.02 (Authority; Execution and Delivery; Enforceability), Section 4.09 (Brokers or Finders) and Section 4.10 (Guarantee).

“Purchaser Portion” means the portion of any Master Agreement to the extent related to the Business.

“Q1 2019 Unaudited Financial Statements” means, collectively, (a) the unaudited balance sheet for the Business as of March 31, 2019 (with comparative information as of December 31, 2018), and (b) the unaudited income statement and statement of cash flows for the Business for the three-month period ended March 31, 2019 (with comparative information for the three-month period ended March 31, 2018), together with condensed footnote disclosure, in each case prepared in accordance with GAAP and reviewed by the independent accountants of the Companies as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105.

“Q1 2020 Unaudited Financial Statements” means, collectively, (a) the unaudited balance sheet for the Business as of March 31, 2020 (with comparative information as of December 31, 2019), and (b) the unaudited income statement and statement of cash flows for the

Business for the three-month period ended March 31, 2020 (with comparative information for the three-month period ended March 31, 2019), together with condensed footnote disclosure, in each case prepared in accordance with GAAP and reviewed by the independent accountants of the Companies as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105.

“Q2 2019 Unaudited Financial Statements” means, collectively, (a) the unaudited balance sheet for the Business as of June 30, 2019 (with comparative information as of March 31, 2019), and (b) the unaudited income statement and statement of cash flows for the Business for the six-month period ended June 30, 2019 (with comparative information for the six-month period ended June 30, 2018), together with condensed footnote disclosure, in each case prepared in accordance with GAAP and reviewed by the independent accountants of the Companies as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105.

“Q3 2019 Unaudited Financial Statements” means, collectively, (a) the unaudited balance sheet for the Business as of September 30, 2019 (with comparative information as of June 30, 2018), and (b) the unaudited income statement and statement of cash flows for the Business for the nine-month period ended September 30, 2019 (with comparative information for the nine-month period ended September 30, 2018), together with condensed footnote disclosure, in each case prepared in accordance with GAAP and reviewed by the independent accountants of the Companies as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105.

“Redacted Fee Letter” means a fee letter from a Lender Related Party in which the only redactions are fee amounts, pricing caps and other economic terms that are customarily redacted in connection with agreements of this type; provided, however, that in each case, such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing or other funding being made available by such Lender Related Party.

“Reference Time” means 11:59 p.m. (New York City time) on the day immediately preceding the Closing Date.

“Release” means any disposal, discharge, emission, injection, spill, leaking, leaching, pumping, dumping, emptying, or disposal on, into or under any land, soil, surface water, groundwater or ambient air.

“Required Information” means all financial statements, financial data and other information regarding the Business of the type and form customarily included in marketing documents used to consummate transactions of the type contemplated by the Debt Commitment Letter, and reasonably requested by Purchaser to consummate the Debt Financing, including all information required by paragraphs 4 and 5 of Exhibit D to the Debt Commitment Letter (it being understood that nothing herein shall obligate Seller to prepare pro forma financial statements or any offering document referred to in paragraphs 3 and 5 of Exhibit D to the Debt Commitment Letter).

“Required Payment Amount” means the aggregate amount, if any, of all amounts (excluding, for the avoidance of doubt, any income Taxes imposed on Seller or its Affiliates as a result of the transfer of the Transferred Equity Interest as contemplated by this Agreement and any payments in respect of Proceedings set forth in Section 3.12 of the Seller Disclosure Letter) required to be paid, refunded, credited, discounted, deferred, escrowed or foregone pursuant to any Judgment enforced or entered by a Governmental Entity, settlement agreement with any Governmental Entity or otherwise (including in the form of any contribution or transfer of assets or assumption or retention of liabilities, measured at fair market value and assuming the maximum amount of any contingent or deferred amount that would be payable on or prior to the first anniversary of the Closing is paid or foregone and the full amount of any deferred, contingent or escrowed amount is not received and including any contingent or deferred amounts payable following the first anniversary of the Closing only as and when actually paid, refunded, credited, discounted, escrowed or foregone) by Seller or any of its Subsidiaries, other than post-Closing obligations of any Company, in each case, as a condition to obtaining any Consent of any Governmental Entity required to consummate the Transactions or to comply with any Judgment of any Governmental Entity approving the Transactions, excluding, in each case, any amounts that the parties have otherwise allocated responsibility for pursuant to this Agreement or any other Transaction Agreement; it being understood that any amount (i) required to be so paid, refunded, credited, discounted, deferred, escrowed or foregone shall not be considered a Required Payment Amount to the extent not related to the Business, (ii) that was included as a Required Payment Amount that is subsequently paid to any member of the Seller Group or any of their Affiliates after the Closing (each a “Refunded Required Payment”) shall, to the extent of such subsequent payment, be promptly (but in no event later than five Business Days after receipt of such payment) refunded to Purchaser, (iii) that is contingent or deferred and therefore the maximum amount for a period until the first anniversary of the Closing was assumed in the determination of the Required Payment Amount and such amount subsequently is actually less than such assumed maximum amount, then to the extent such amount is actually less (the amount by which any such amount is actually less, an “Unpaid Contingent Amount”) it shall be promptly (but in no event later than five Business Days after final determination that such amount is actually less) refunded to Purchaser and (iv) any amount that is part of the Required Payment Amount shall be supported by reasonable documentation provided by Seller to Purchaser.

“Required Regulatory Approvals” means those orders, decisions, approvals, sanctions, rulings, Consents, exemptions, clearances, written confirmations of no intention to initiate legal Proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of, or registrations, declarations, notices or filings required to be made to or with, Governmental Entities set forth in Section 9.06(b)(v) of the Seller Disclosure Letter.

“Retiree Medical Principles” means the accounting practices, principles, policies, procedures and methodologies set forth on Exhibit I.

“Scheduled Size” means, with respect to any Specified Employee Group or the Business, the total number (comprised of current, required and staffing collectively) of Employees of the Business associated with such Specified Employee Group or the Business, as applicable, as set forth in Section 9.06(b)(ix) of the Seller Disclosure Letter.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Business” means the business and operations of Seller and its Affiliates other than the Business.

“Seller Consolidated Group” means an affiliated, consolidated, combined or unitary group of which Seller and its Affiliates (including any Company) are part.

“Seller Consolidated Return” means any Tax Return of a Seller Consolidated Group or solely of or with respect to Seller.

“Seller Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by Seller to Purchaser prior to the execution hereof.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 2.01 (Organization and Standing; Power), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.04 (The Transferred Equity Interests), Section 2.05 (Brokers or Finders), Section 2.06 (Opinion of Duff & Phelps, LLC), Section 3.01(a) (Organization and Standing; Power) and Section 3.02 (Capitalization).

“Seller Group” means Seller and its Affiliates, other than the Companies.

“Seller IP” means the Intellectual Property (other than the Names and any Intellectual Property licensed to a Company pursuant to a Transferred IP License) that is (i) owned or controlled by Seller or any of its Affiliates (other than the Companies) as of immediately following the Closing and (ii) used or held for use in connection with the operation of the Business as currently conducted by Seller or any of its Affiliates as of the Closing Date.

“Seller Portion” means the portion of any Master Agreement to the extent related to the Seller Business.

“Service Provider” means any employee, officer, director or consultant of any Company or any individual who is otherwise an Employee of the Business.

“Shared Proceedings” means all pending or threatened Proceedings that have been or may be asserted by a third party against, or otherwise adversely affect, Seller or its Subsidiaries (other than the Companies), on the one hand, and the Business, on the other hand.

“Software” means all:  (i) computer programs, whether in source code, object code or human readable form; (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise; and (iii) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (d) such Person and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

“Specified Employee Group” means any of the following groups of Employees of the Business: (i) field operations; (ii) network; and (iii) sales.

“State Regulator” means any state public service or state public utility commission.

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Straddle Period Tax Returns” means any Tax Return required to be filed by or with respect to any Company with respect to any Straddle Period.

“Subsidiary” of any Person means any other Person of which (either alone and/or through and/or together with any other Subsidiary) an amount of the securities or interests having by the terms thereof the rights to a majority of the economic interests of such other Person or the voting power to elect at least a majority of the board of directors or other analogous governing body of such other Person (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests), is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Systems” shall mean all of the assets, property and business constituting each of the information technology systems in the Territory used or useful in the Business, including the software, hardware, networks, hubs, nodes, poles and interfaces, used or currently planned to be used in the conduct of such business, and all activities and operations related thereto.

“Target Working Capital” means an amount equal to $7,116,309, which amount shall be updated following the date of this Agreement in accordance with Exhibit F attached hereto.

“Tax” means all taxes, customs, levies, duties, imposts, and all charges, fees, required deposits or other assessments of any kind in the nature of a tax, including all federal, state, local or non-U.S. net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, withholding, payroll, employment, social security, worker’s compensation, unemployment, occupation, capital stock, transfer, gains, windfall profits, net worth, escheat, asset, telecommunications, transaction and other taxes, and any interest, penalties or additions to tax with respect thereto, imposed upon any Person by any Taxing

Authority under applicable Law; provided, however, for the avoidance of doubt, this definition shall not include any universal service fund surcharges, 911 fees and surcharges, utility licensing and privilege fees, Public Utility Commission fees and assessments, or telecom service fund fees and surcharges.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, filed or maintained or required to be filed or maintained, in connection with the calculation, documentation, determination, assessment or collection of any Tax.

“Taxing Authority” means any Governmental Entity exercising authority under Law with respect to Taxes.

“Telecommunications Fees and Surcharges” means all fees and surcharges relating to, or arising in respect of, the business of providing telecommunications and other similar services, including universal service fund surcharges, 911 fees and surcharges, utility licensing and privilege fees, Public Utility Commission fees and assessments, telecom service fund fees and surcharges, and all other similar taxes, fees and surcharges imposed by any Governmental Entity.

“Transaction Agreements” means this Agreement, the Transition Services Agreement, the Escrow Agreement, the Reorganization Plan and any other agreements and instruments to be executed and delivered in connection with the transactions contemplated by this Agreement.

“Transfer Taxes” means all transfer, documentary, sales, value added, use, stamp, registration, business and occupation and other similar Taxes.

“Transferred Employee” means each Employee of the Business whose employment transfers automatically to Purchaser or its Affiliates upon the Closing Date pursuant to the transfer of the Transferred Equity Interests to Purchaser.  For the avoidance of doubt, (i) each Employee of the Business who is receiving benefits under a long-term disability plan maintained by the Seller or its Affiliates and whose reinstatement rights with Seller or its Affiliates under a Collective Bargaining Agreement have not expired as of the Closing is a Transferred Employee and (ii) no individual that works in any state other than the Territory shall be a Transferred Employee unless consented to by Purchaser in writing.

“Transferred IP Licenses” means any Contract between a Company and a third party (other than a member of the Seller Group) pursuant to which a Company is licensed directly Intellectual Property; provided, however, that if (x) such Contract licensing such Intellectual Property is governed by a master or enterprise license agreement between Seller or any of its Affiliates (other than the Companies) and a third party, then such Contract and such Intellectual Property shall be an Excluded Asset unless the applicable master or enterprise agreement does not prevent a transfer or assignment of the underlying Contract licensing such Intellectual Property, and (y) if such Contract licensing such Intellectual Property is a Contract to which one or more Affiliates of Seller (other than the Companies) is also a party, then such Contract and such Intellectual Property shall be an Excluded Asset unless such Contract allows for the assignment of solely the portion of such Contract that is solely applicable to the Business, in which case solely such portion of such Contract shall be a Transferred IP License.  For the avoidance of doubt, the “Transferred IP Licenses” do not include any Business Vendor Contracts or the Verizon IP Agreements.

“Transferred Retiree Medical Liabilities” means the aggregate Accumulated Projected Benefit Obligation (as defined under GAAP) with respect to the Retiree Medical Benefits accrued under the Benefit Plans by the Transferred Employees who are covered by the Collective Bargaining Agreements determined, as of the Closing Date, in accordance with GAAP and the Retiree Medical Principles.

“Unaudited Historical Financial Statements” means (a) the unaudited balance sheet for the Business as of December 31, 2016, December 31, 2017, December 31, 2018 and March 31, 2019 and (b) the statement of operations and statement of cash flows for the Business for the fiscal years ended December 31, 2016, December 31, 2017, December 31, 2018 and the three-month period ended March 31, 2019.

“Unfunded Defined Benefit Plan Liability Amount” means the excess of (a) the aggregate Projected Benefit Obligation (as defined under GAAP) with respect to the Accrued DB Benefits determined, as of the Closing Date, in accordance with GAAP and the Pension Principles over (b) the aggregate fair market value of the assets of the Business Pension Plans determined, as of the Closing Date, to be transferred with respect to the Section 4044 Amounts.

“USD” or “$” means the lawful currency of the United States.

“Verizon” means, as applicable, Verizon Patent and Licensing Inc., Verizon Information Technologies LLC or Verizon Licensing Company.

“Verizon IP Rights” means the Intellectual Property rights used by the Business in the Territory and licensed to Seller from Verizon under (i) the FS Trademark License Agreement, between Verizon Licensing Company and Seller, dated as of July 1, 2010, and amended on April 1, 2016 (the “Trademark License Agreement”), (ii) the Amended and Restated Software License Agreement, between Verizon Information Technologies LLC and Seller, dated as of February 5, 2015 and (iii) the Intellectual Property Agreement, among Verizon Patent and Licensing Inc., Seller and Newco West Holdings LLC, dated as of April 1, 2016, in each case as in effect on the date hereof (collectively, the “Verizon IP Agreements”).

“Working Capital” means Current Assets minus Current Liabilities.

SECTION 9.07     Legal Representation; Privilege.  (a) Purchaser agrees, on its own behalf and on behalf of its Affiliates (including, after the Closing, any Company) and its and their respective managers, directors, members, partners, officers and employees, and each of their successors and assigns (all such parties, the “Waiving Parties”), that Cravath, Swaine & Moore LLP (“Cravath”) may serve as counsel to Seller, on the one hand, and the Companies, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions (the “Current Representation”), and that, following consummation of the Transactions, Cravath may serve as counsel to Seller or any of its Affiliates (for the avoidance of doubt, not including the Companies) or any of their respective managers, directors, members, partners, officers or employees, in each case, in connection with any dispute, litigation, claim, Proceeding or obligation arising out of or relating to this Agreement or the Transactions (any such representation, the “Post-Closing Representation”), notwithstanding such current representation of the Companies, and Purchaser on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto.

(b) Purchaser, on behalf of itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between or among the Companies prior to the Closing, Seller and their counsel (including Cravath) made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement or the Transactions, or any matter relating to the foregoing, are privileged communications between Seller and such counsel (notwithstanding that any Company participated in, was party to or was furnished such communications nor that any Company is also a client of such counsel), and from and after the Closing, neither Purchaser nor any Company nor any Person purporting to act on behalf of or through Purchaser or any Company, will seek to obtain the same by any process.  From and after the Closing, Purchaser, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Cravath, any Company or Seller occurring prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement or the Transactions, or any matter relating to the foregoing, and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, any Company or any of their respective Affiliates.  In connection with any dispute that may arise between Seller, on the one hand, and Purchaser or any Company, on the other hand, Seller (and not Purchaser or any Company) will have the right to decide whether or not to waive any attorney client privilege that may apply to any communications between Cravath and any Company that occurred before the Closing.  Notwithstanding the foregoing, in the event a dispute arises between Purchaser or the Companies, on the one hand, and a Person other than Seller (or any Affiliate thereof), on the other hand, after the Closing, the Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by Cravath to such Person; provided, however, that no Company may waive such privilege without the prior written consent of Seller.

(c) In the event that any third party commences Proceedings seeking to obtain from Purchaser or its Affiliates (including, after the Closing, the Companies) attorney-client communications involving Cravath in connection with the Current Representation, Purchaser shall promptly notify Seller so as to permit Seller to participate in any such Proceedings, at Seller’s sole cost and expense.

SECTION 9.08     Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party.  Delivery of an executed counterpart of a signature page of this

Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.09     Entire Agreement.  This Agreement, the other Transaction Agreements, the Financing Letters, the Guarantees and the Confidentiality Agreement, and the schedules and the documents attached as exhibits or annexes hereto or thereto, including, the Transition Services Agreement and any other documents related to the implementation of the Transactions (collectively, the “Transaction Documents”), combined with the other documents referred to therein together constitute the entire agreement by and between the parties with respect to the subject matter hereto, supersede all prior agreements, understandings, representations, warranties, requests for proposal and/or negotiations, if any.  Each of the parties hereto acknowledges and agrees that in executing this Agreement, (i) the intent of the parties is this Agreement and the Transaction Documents shall constitute an unseverable and single agreement of the parties with respect to the transactions contemplated hereby and thereby, (ii) it waives, on behalf of itself and each of its Affiliates, any claim or defense based upon the characterization that this Agreement and the other Transaction Documents are anything other than a true single agreement relating to such matters and (iii) the matters set forth in this Section 9.09 constitute a material inducement to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby. Notwithstanding anything to the contrary in any Transaction Document, each of the parties hereto stipulates and agrees (x) not to challenge the validity, enforceability or characterization of this Agreement and the other Transaction Documents as a single, unseverable instrument pertaining to the matters that are the subject of such agreements, (y) this Agreement and the other Transaction Documents shall be treated as a single integrated and indivisible agreement for all purposes and (z) not to assert or take or omit to take any action inconsistent with the agreements and understandings set forth in this Section 9.09.  None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the other Transaction Agreements or the Confidentiality Agreement.  In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of any of the other Transaction Agreements or the Confidentiality Agreement, on the other hand, the provisions of this Agreement shall control.

SECTION 9.10     Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction; provided that the economic and legal substance of the Transactions is not affected in a manner materially adverse to either of the parties hereto (which, for the avoidance of doubt, shall be deemed to have occurred if Section 7.03 (Termination Fee) or Section 9.14 (No Recourse) is found to be invalid or unenforceable in accordance with its express terms).

SECTION 9.11     Consent to Jurisdiction.  (a) Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any suit, action or other Proceeding, any state or federal court within the State of Delaware), for the purposes of any suit, action or other Proceeding related to or arising out of this Agreement or the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or Proceeding has been brought in an inconvenient forum.  Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.04 (Notices) shall be effective service of process for any such suit, action or Proceeding.

(b) Each of the parties hereto agrees that it will not bring, or permit any of its Affiliates to bring, any suit, action or other Proceeding of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise, against any Lender Related Party arising out of or relating to the Debt Financing, the Debt Commitment Letter, the definitive agreements relating to the Debt Financing or the performance thereof in any forum other than the Supreme Court of the State of New York, New York County, or the United States District Court for the Southern District of New York and agrees that any such suit, action or other Proceeding (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letters or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of the Delaware)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction).

SECTION 9.12     WAIVER OF JURY TRIAL.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY SUIT, ACTION OR OTHER PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY SUIT, ACTION OR OTHER PROCEEDING RELATED TO OR ARISING OUT OF THE FINANCING OR INVOLVING ANY LENDER RELATED PARTY, THE FINANCING LETTERS, THE DEFINITIVE AGREEMENTS WITH RESPECT TO THE FINANCING OR THE PERFORMANCE THEREOF OR WITH RESPECT TO ANY LENDER RELATED PARTY).

SECTION 9.13     Governing Law.  (a) This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware.

(b) Seller hereby (i) agrees, on behalf of itself and its Affiliates, that no Lender Related Party shall have any liability or obligation to Seller or any of its Affiliates arising out of or relating to the Debt Financing, the Debt Commitment Letter, the definitive agreements relating to the Debt Financing or the performance thereof (whether in Law or in equity, whether in Contract or in tort or otherwise) and (ii) waives any rights or claims against any Lender Related Party in connection with the Debt Financing, the Debt Commitment Letter, the definitive agreements relating to the Debt Financing or the performance thereof (whether in Contract, tort, equity or otherwise).

SECTION 9.14     No Recourse.  Notwithstanding anything to the contrary in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each of Seller and Intermediate Holdco covenants, agrees and acknowledges that (x) no Person other than Purchaser has any Liability (whether known or unknown or whether contingent or otherwise) hereunder or in connection with the Transactions and (y) that this Agreement may only be enforced against, and any Proceeding for breach of this Agreement may only be made against, Purchaser, and that Seller and Intermediate Holdco have no right of recovery under this Agreement or in respect of the Transactions, or any claim based on such Liability against, and no personal Liability shall attach to, any Person other than Purchaser, through Purchaser or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Purchaser against any such Person, by the enforcement of any assessment or by any Proceeding, by virtue of any Law, or otherwise (except, in the case of each of clauses (x) and (y) above, solely with respect to the Purchaser Related Parties, to the extent named as a party to any other Transaction Agreement, any Equity Commitment Letter, the Guarantees or the Confidentiality Agreement, and then only to the extent of the specific obligations of such parties subject to the terms and limitations as set forth therein, as applicable).

SECTION 9.15     Seller and Intermediate Holdco Obligations.  In the event that Seller or Intermediate Holdco or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys (by merger, consolidation or otherwise) all or majority of its properties or assets to any Person or (iii) engages in another extraordinary corporate transaction involving another Person which would reasonably be expected to have a material adverse impact on the performance by Seller or Intermediate Holdco of their respective obligations under this Agreement and the other Transaction Agreements, then, and in each such case, Seller or Intermediate Holdco, as applicable, shall take all necessary action so that the successors or assigns of Seller, Intermediate Holdco or the Seller Group, as the case may be, shall succeed to the obligations of Seller or Intermediate Holdco, as applicable, set forth in this Agreement and the other Transaction Agreements.

[Remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

FRONTIER COMMUNICATIONS CORPORATION,

By:	/s/ Daniel McCarthy
Name: Daniel McCarthy
Title: President and Chief Executive Officer

[Signature Pages to Purchase Agreement]

FRONTIER COMMUNICATIONS ILEC HOLDINGS LLC,

By:	/s/ Daniel McCarthy
Name: Daniel McCarthy
Title: President and Chief Executive Officer

NORTHWEST FIBER, LLC, as Purchaser

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: President

Exhibit A

List of Companies

Company	Jurisdiction of Organization
Citizens Telecommunications Company of Idaho	Delaware
Citizens Telecommunications Company of Montana	Delaware
Citizens Telecommunications Company of Oregon	Delaware
Frontier Communications Northwest Inc.	Washington

Exhibit B

Transition Services Agreement

[See attached.]

Exhibit C

Illustrative Estimated Closing Statement

[See attached.]

Exhibit D

Form of Escrow Agreement

[See attached.]

Exhibit E

Reorganization Plan

[See attached.]

Exhibit F

Working Capital Principles

[See attached.]

Exhibit G

Available Service Providers Under Section 5.01

[See attached.]

Exhibit H

Pension Principles

[See attached.]

Exhibit I

Retiree Medical Principles

[See attached.]

SCHEDULE 9.06(B)(V)

Required Regulatory Approvals

1.	HSR Act Approval. Expiration or termination of the statutory waiting period, or any extension thereof, under the HSR Act.

2.	FCC Approval. All approvals, waivers and authorizations required to be obtained from the FCC pertaining to the Transactions shall have been obtained.

3.
State Regulatory Authority Approval.  All approvals, waivers and authorizations required to be obtained from, and notices required to be provided to, the Washington Utilities and Transportation Commission, the Public Utility Commission of Oregon, the Idaho Public Utilities Commission and the Montana Public Service Commission pertaining to the Transactions shall have been obtained (or, in the case of any required notices only, have been provided).

4.	CFIUS Approval. The CFIUS Approval shall have been obtained.

5.
Local Franchising Authority Approval.  All approvals, waivers and authorizations required to be obtained from the Local Franchising Authorities shall be deemed to have been obtained upon the following calculation yielding a quotient greater than or equal to 0.85:

(A) a numerator equal to the sum of the aggregate number of active subscribers (as of December 31, 2018) of any video service of the Business attributable to service areas other than the City of Kenmore and the City of Woodinville for which:

(i)	no Franchise is required;

(ii)
the Franchise is not listed below under “Franchises With Consent Requirements” (provided, however, that subscribers associated with Franchises requiring notice prior to the Closing shall be included in the aggregate number of the subscribers only to the extent such notice has been delivered); or

(iii)
with respect to the Franchises listed below under “Franchises With Consent Requirements,” if an application or other request for Consent is to be made to the applicable Local Franchising Authority in accordance with Section 5.04(b) of the Agreement, a Consent with regard to such Franchise has been obtained or deemed to have been obtained (it being understood that for this purpose a Consent shall be deemed obtained if it shall be deemed to have been received in accordance with Section 617 of the Communications Act), provided, however, that a Consent shall be deemed not obtained if the relevant Local Franchising Authority has revoked or threatened in writing to revoke such Franchise consistent with applicable Law and such revocation is final and nonappealable in any forum;

Divided by

(B) a denominator equal to 36,196 (the total number of active subscribers of any video service of the Business (other than subscribers in the City of Kenmore or the City of Woodinville) of the Business as of December 31, 2018).

Franchises with Consent Requirements:

The following Local Franchise Authorities in the state of Oregon (listed by city, unless stated otherwise):

Beaverton
Clackamas County
Cornelius
Dundee
Durham
Fairview
Forest Grove
Gresham
Happy Valley
Hillsboro
King City
Lake Oswego
McMinnville
Newberg
Rivergrove
Sherwood
Tigard
Troutdale
Tualatin
Washington County
Wilsonville
Wood Village

The following Local Franchise Authorities in the state of Washington (listed by city, unless stated otherwise):

Bothell
Brier
Camas
Edmonds
Everett
Kenmore
Kirkland
Lynnwood
Marysville

Mill Creek
Mountlake Terrace
Mukilteo
Redmond
Shoreline
Snohomish County
Washougal
Woodinville
Woodway (Township)